UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E
1-11535

02068270

December 27, 2002

Act 1934
Section
Rule 14A-8
Public Availability 12/27/2002

Jeffrey R. Moreland
Executive Vice President Law &
Government Affairs and Secretary
Burlington Northern Santa Fe Corporation
2650 Lou Menk Drive
Fort Worth, TX 76161-2830

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated December 9, 2002

Dear Mr. Moreland:

This is in response to your letter dated December 9, 2002 concerning the shareholder proposal submitted to BNSF by Bartlett Naylor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

BNSF

Jeffrey R. Moreland
Executive Vice President Law & Government Affairs and Secretary

Burlington Northern Santa Fe Corporation

2650 Lou Menk Drive
Fort Worth, Texas 76161-2830
Telephone: 817/352-1350
Facsimile: 817/352-7111

1934 Act/Rule 14a-8

December 9, 2002

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Burlington Northern Santa Fe Corporation - Shareholder Proposal Submitted by Bartlett Naylor

Dear Sir or Madam:

On behalf of Burlington Northern Santa Fe Corporation, and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8, we exclude a proposal submitted by Bartlett Naylor from our proxy materials for our 2003 annual meeting of shareholders, which we expect to file in definitive form on or about March 10, 2003.

We received an e-mail from Mr. Naylor on November 8, 2002, submitting a proposal for inclusion in our 2003 annual meeting proxy materials. The proposal (which, together with the accompanying statement in support, is attached as Exhibit A) reads as follows:

> Resolved: That shareholders urge that the board of directors will solicit shareholder approval for any "shareholder rights" plan that might be adopted, and that if this approval is not granted in the form of a majority of the shares voted, then any rights plan be redeemed.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of the no-action letters referred to herein. Pursuant to

Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify him of our intention to omit the proposal from our 2003 annual meeting proxy materials.

We believe that the proposal may be properly omitted from our proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be Properly Omitted Under Rule 14a-8(h)(3) as Mr. Naylor Failed to Appear to Present His Shareholder Proposal at Our 2002 Annual Meeting

Last year, Mr. Naylor submitted an identical proposal for inclusion in our 2002 annual meeting proxy materials and it was included in our proxy materials mailed to our shareholders. Less than two hours before our 2002 annual meeting, Mr. Naylor sent us notice via facsimile that he was withdrawing his proposal (Exhibit B). Mr. Naylor did not provide an explanation for the withdrawal of his proposal. Neither he nor anyone identifying himself as his representative appeared at our 2002 annual meeting to present his proposal.

If a proponent of a shareholder proposal fails to appear at a company's annual meeting to present his or her shareholder proposal without good cause, Rule 14a-8(h)(3) permits the exclusion of any proposals from that person from the company's proxy materials for any meetings in the following two calendar years.

That Mr. Naylor gave notice that he was withdrawing his proposal shortly before our annual meeting does not alter this result. Rule 14a-8(h) requires that a shareholder submitting a shareholder proposal appear personally at the meeting to present the proposal or send an authorized representative; the Rule does not provide a mechanism by which a proponent can make a last-minute withdrawal of a proposal to avoid the penalties of Rule 14a-8(h)(3). The Staff has considered an analogous case and reached the same conclusion. In Plymouth Rubber Company (February 16, 1995), a shareholder's proposal was submitted and included in that company's proxy materials. At the company's annual meeting, the proponent was called upon to present the proposal, but upon taking the floor, he simply withdrew the proposal without comment. The Staff permitted Plymouth to omit a proposal from that shareholder from the following year's proxy materials pursuant to Rule 14a-8(a)(2) (the predecessor to Rule 14a-8(h)), finding that "the proponent does not appear to have stated a 'good cause' for the failure to present the proposal."

We printed Mr. Naylor's proposal in our annual meeting proxy materials, included the proposal in the agenda of our annual meeting and prepared to allow Mr. Naylor to present his proposal at our annual meeting. Our preparations came at significant expense and effort. Having put the company to the task of including his proposal in the proxy materials and responding to it, Mr. Naylor should not be able to excuse his failure to attend our annual meeting with an 11th hour withdrawal of his proposal. Rule 14a-8(h)(3) provides that its penalty shall apply to shareholder proponents who fail to appear "without good cause." Mr. Naylor has given no cause whatsoever, good or otherwise, for his withdrawal of his proposal and his failure to attend the meeting in person or through a representative to present his proposal. Not only would allowing last-minute withdrawals remove the teeth from the penalty for not appearing to present

a proposal, it might also encourage proponents who believed their proposals were not faring well to withdraw proposals that might not otherwise meet the standards for resubmission of a proposal in subsequent years under Rule 14a-8(i)(12).

Because Mr. Naylor failed to appear at our 2002 annual meeting to present his proposal included in our 2002 annual meeting proxy materials, it is my opinion that the proposal he has submitted for inclusion in our 2003 annual meeting proxy materials may be properly excluded therefrom pursuant to Rule 14a-8(h)(3).

II. The Proposal may be Properly Omitted Under Rule 14a-8(i)(3) and 14a-9 as it is Materially False or Misleading

Rule 14a-8(i)(3) under the Exchange Act permits the exclusion of a shareholder proposal if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." This proposal, coupled with its unrelated supporting statement, is materially false and misleading.

In the third paragraph of his supporting statement, Mr. Naylor writes that "I believe the rejection of shareholder will demonstrates a problem with accountability." This paragraph suggests that BNSF has in some way rejected the will of its shareholders. Mr. Naylor levels this very serious accusation against our company without any factual support. This baseless polemic is asserted as fact though it has no foundation, and it is therefore false and misleading under Rule 14a-9.

In the fourth paragraph of his supporting statement, Mr. Naylor writes that "our company won a ruling from the Surface Transportation Board that largely exempts operations from certain basic environmental safeguards." The suggestion that railroads are exempted from environmental law requirements is patently false. Mr. Naylor neglects to specify which ruling he alleges "exempts operations from certain basic environmental safeguards"; Surface Transportation Board rulings with respect to proposed actions typically clarify which agencies have jurisdiction to regulate railroads with respect to environmental standards, but do not exempt them from compliance with environmental laws. Our railroad is required by law and regulation to protect the environment and is subject to both civil and criminal liability for failure to comply with those requirements, as is any non-rail corporation. Shareholders only need review our annual report to shareholders, our Form 10-K and other periodic filings to get a grasp of the wide array of environmental laws applicable to our company and the costs we incur to comply with those laws.

In the fourth and sixth paragraphs of his supporting statement, Mr. Naylor states that "when safety officials ordered trains to re-route around the Salt Lake Winter Olympics to reduce the threat of terrorism, some rail managers declared that these safety officials had no authority to issue such an order" and further that "I believe shareholders want our company to honor basic national goals, such as the prevention of terrorism." By implication, these statements assert that our company is not honoring basic national goals and is in some way failing to prevent terrorism. Again, this serious accusation is made without any factual foundation. By failing to name which

"rail officials" (or the company they worked for) allegedly declared that safety officials had no authority to re-route trains around the Olympics, Mr. Naylor implies that officials of our railroad subsidiary made those statements. Our railroad owns virtually no trackage in Utah and operates trains to Salt Lake City only over the tracks of the Union Pacific Railroad. Union Pacific dispatches all trains over its tracks and controls where and when our railroad's trains move. We cooperated with all efforts to prevent terrorism and Federal Railroad Administration officials inspected all of our trains at Provo and Grand Junction before they departed for the Salt Lake City area during the Olympics. We were never asked to re-route any of our trains. Mr. Naylor's statements are inflammatory and false and misleading under Rule 14a-9.

In the past, Mr. Naylor has attempted to use our proxy materials and annual meeting as a forum for his social and environmental platform by tacking unrelated arguments to the statement supporting a proposal on an entirely different subject – proposals nearly identical to the proposal he submitted this year. For the last three years, Mr. Naylor has submitted a proposal regarding shareholder rights plans; each of these proposals has been included in our proxy materials. As submitted, a substantial portion of the supporting statement of each of Mr. Naylor's proposals, including the proposal submitted this year, has been devoted to social and environmental concerns unrelated to the subject of the proposal – shareholder rights plans.

Three years ago, Mr. Naylor devoted the supporting statement of his proposal to an irrelevant harangue on our railroad's proposed construction of the train refueling facility in Hauser, Idaho. Mr. Naylor argued that the refueling facility could pose an environmental threat to the area. In response to our request for a no-action letter, the Staff wrote that if Mr. Naylor did not submit a revised proposal, the Staff would not recommend enforcement action if we omitted his statements regarding the refueling facility. See Burlington Northern Santa Fe Corporation (February 14, 2000). Mr. Naylor submitted a revised proposal, but did not attend our 2000 annual meeting. His representative, a politician running for office in Idaho, presented his proposal. Not surprisingly, she wanted to talk about the proposed refueling facility in Hauser, Idaho, not the rights plan proposal. An article in *The Wall Street Journal* (See Exhibit C) after the meeting explained that a coalition of groups affiliated with the Railroads & Clearcuts Campaign, an environmental organization based in Spokane, Washington, had introduced "so-called management accountability resolutions" – annual election of directors and poison pill resolutions – at four companies, including ours. Mr. Naylor was identified as having assisted the environmentalists.

Two years ago, Mr. Naylor used the supporting statement of his rights plan proposal to discuss our railroad's transportation of hazardous waste. In his supporting statement, Mr. Naylor wrote:

> Like Texaco, which suffered a major controversy involving racial discrimination, BNSF has exposed its shareholders to a complex net of problems. For example, BNSF is a major transporter of hazardous waste. Even as it guards against expenses, BNSF's hazardous waste movements require our company to protect diligently the environment. Shareholders are growing increasingly concerned

> about their interests in profiting from ownership while at the same time promoting environmental standards.

In response to our request for a no-action letter, the Staff wrote that it would not recommend enforcement action if we omitted the above language from the supporting statement from our 2001 annual meeting proxy materials. See Burlington Northern Santa Fe Corporation (January 31, 2001). Mr. Naylor's representative at our 2001 annual meeting was a representative of the Sierra Club. As reported in the *Spokesman Review* newspaper (See Exhibit D):

> Green investors will show up at Burlington Northern and Santa Fe Railway's annual meeting in Texas today, attempting to influence corporate policy through a shareholder resolution.
>
> The railroad giant angered environmentalists with its project to build a refueling depot over the Spokane Valley/Rathdrum Prairie aquifer near Hauser, Idaho.
>
> Environmental groups say they want more accountability from corporate officials and board members. Their vehicle: a resolution making it harder for BNSF to enact a 'poison pill.'

While the article states that the poison pill issue doesn't have a direct link to the decision to build the refueling facility, it quotes Mr. Naylor as stating that the issue does speak to "management credibility."

In last year's rights plan proposal, Mr. Naylor again devoted a substantial portion of his supporting statement to his unrelated social and environmental concerns. Mr. Naylor wrote:

> Shareholders may face special concerns about management insulation at a railroad because federal preemption insulates the company from certain requirements that apply to non-rail corporations, most notably, environmental law. For example, when our company proposed building a 500,000 gallon diesel fueling station above the aquifer serving greater Spokane, Washington, government authorities ruled that it need not oblige any standing environmental protection requirement.
>
> Such insulation from common social requirements may send our company on a collision course with the increasing number of shareholders with formal policies of social responsibility. This includes the Council of Institutional Investors, with more than $1 trillion in assets. Meanwhile, environmental groups have joined religious organizations to press such enlightened policies of social responsibility. For example, the Sierra Club, of which I am a member, recently launched an [sic] such an effort. Explained Sierra Club board member Larry Fahn, as shareholders, 'we have a chance to push them to be better environmental stewards. Long term, this will be good for their bottom line.'

Again, the Staff responded to our request for a no-action letter by permitting us to exclude the misleading and inflammatory language from our annual meeting proxy materials. See Burlington Northern Santa Fe Corporation (January 23, 2002).

In this year's proxy materials, Mr. Naylor again devotes a substantial proportion of his supporting statement to a cause completely irrelevant to the subject of this proposal. Mr. Naylor writes, in part:

> I believe that rejection of shareholder will demonstrates a problem with accountability. Accountability is especially important today.
>
> September 11th heightened concerns about the integrity of the nation's rail system. Federal officials have issued alerts that they are vulnerable to terrorism. Rails carry more hazardous material than any other transportation venue. Yet our company won a ruling from the Surface Transportation Board that largely exempts operations from certain basic environmental safeguards. Indeed, when safety officials ordered trains to re-route around the Salt Lake Winter Olympics to reduce the threat of terrorism, some rail managers declared that these safety officials had no authority to issue such an order.
>
> This exemption contrasts with the original source of our company's basic rail line; our company derives its land from the 1864 Northern Pacific Railroad Land Grand [sic]. Congress conditionally granted 40 million acres to build and maintain a transcontinental rail. Some critics contend that these conditions have not been obliged completely.
>
> Shareholders require that management insure that our company obliges the law. Moreover, I believe shareholders want our company to honor basic national goals, such as the prevention of terrorism.

These statements establish that Mr. Naylor's motivation in proffering his pill proposals is to further his social and environmental agenda. The proposal submitted by Mr. Naylor, like those he has submitted in the past, is simply a Trojan Horse designed to give Mr. Naylor a forum in our proxy materials and at our annual meeting to promote his unrelated agenda. If Mr. Naylor has a specific social or environmental concern that is the proper subject of a shareholder proposal he should submit a proposal on that topic; he should not be permitted to use his shareholder rights proposal to publicize these unrelated issues.

For purposes of Rule 14a-8(i)(3), the Staff has previously concurred with the omission of proposals where "neither shareholders voting upon the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what action or measures the proposal requires." Philadelphia Electric Company (July 30, 1992). Mr. Naylor's shareholder rights plan proposal is coupled with an unrelated supporting statement on social and environmental issues. Shareholders would be confused as to

the subject matter of the proposal. Any action ultimately taken upon implementation could be quite different from the type of action envisioned by the shareholders at the time their votes were cast.

Accordingly, it is my opinion that the proposal may be excluded from our 2003 annual meeting proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9 as it is materially false or misleading.

III. The Proposal May be Properly Omitted Under Rule 14a-8(i)(4) as it Relates to a Personal Interest Not Shared by our Other Shareholders

Mr. Naylor is affiliated with the Railroads & Clearcuts Campaign, an environmental organization committed to opposing corporations associated with railroad land grants. (See Exhibit E). The Internet home page for the Railroads & Clearcuts Campaign (www.landgrant.org) describes the mission of the organization:

> Railroad corporations were entrusted with millions of acres of land and instructed to build and operate the nation's transportation and communication systems. Instead, the railroads sold millions of acres to timber, mining, and real estate corporations.
>
> The largest of the railroad land grants was to the Northern Pacific Railroad [a predecessor company of our railroad] . . . . Many community and environmental problems stem from corporate abuse of the Northern Pacific railroad land grants.
>
> . . . [M]illions of acres more are still being clearcut and stripmined. Workers and communities are being poisoned with toxic waste. Corporations are squandering our taxes, writing our public laws, and controlling our local and national governments. (See Exhibit F).

The intent of the Railroads & Clearcuts Campaign is "to hold government and corporations accountable, and to reclaim this land to the public domain." Its environmental agenda targets several corporations it perceives as having benefited unfairly from public land grants. The Campaign publishes a list of such companies; our company and five of our predecessor and former subsidiary companies are among the twelve on the list. (See Exhibit G).

The submission of shareholder proposals is apparently an integral part of the mission of the Railroads & Clearcuts Campaign. The Railroads & Clearcuts website has a page devoted to recent shareholder proposals at corporations with significant land grant based assets. It lists certain proposals made to Weyerhaeuser, Boise Cascade, Potlatch, Burlington Resources (a former subsidiary of our predecessor company) and our company. Included on the list is Mr. Naylor's 2000 "poison pill" proposal to our company and his 2002 "poison pill" proposal to our company (which Mr. Naylor purportedly "withdrew").

The enmity of Mr. Naylor and the Railroads & Clearcuts Campaign toward our company arises in connection with our predecessor companies having been the beneficiaries of federal railroad land grants. Because Mr. Naylor and the Railroads & Clearcuts Campaign view the federal railroad land grants as "illegal," they have embarked on a mission to harass the recipients of such land grants. Though the concerns of Mr. Naylor and the Railroads & Clearcuts Campaign are focused on the national railroad land grants and ancillary environmental issues, Mr. Naylor continues to submit corporate governance proposals to our company having no relevance to these issues. The reason for this may be found on the Railroads & Clearcuts website, which publishes an article by Mr. Naylor containing advice on how to submit successful shareholder proposals. In the article, Mr. Naylor counsels environmental activists to propose corporate governance proposals. Mr. Naylor writes, "Why should an environmental activist propose a resolution regarding corporate governance? Because federal law guarantees investors the right of governance of the publicly held corporation." In a section devoted to successful "poison pill" proposals, Mr. Naylor writes, "Environmental resolutions typically receive low votes. Wall Street figures many of them won't benefit profits. Corporate governance resolutions often receive high votes." (See Exhibit H).

Mr. Naylor's agenda is clear from his publication: his proposal has not been submitted because of any interest in our corporate governance policies, it has been submitted because Mr. Naylor hopes it will "receive high votes" and somehow further his social and environmental crusade. Because his cause is not shared by shareholders generally (he admits that it will "typically receive low votes"), he has adopted the ploy of tacking his arguments onto an entirely irrelevant pill proposal because he knows that they are difficult to exclude and more popular with institutional shareholders. There is no reason for Mr. Naylor to submit a proposal based upon its propensity to receive high votes rather than a proposal on the subject in which he is actually interested other than as a tactic to attack our company.

A majority of shareholders voted in favor of Mr. Naylor's rights plan proposal at our 2001 annual meeting. Like this year's proposal, the proposal did not call for our Board to take any action at that time, but only urged that it solicit shareholder approval for any rights plan that might be adopted. No such rights plan has since been adopted. Yet Mr. Naylor has sought to include almost identical shareholder proposals in our proxy materials for our 2002 and 2003 annual meetings. His persistence suggests that his motive is advancement of his environmental and social agenda using whatever vehicle will pass muster with the Staff and garner the most votes.

Rule 14a-8(i)(4) provides that a shareholder proposal may be excluded from proxy materials if it "relates to the redress of a personal claim or grievance against the company . . . or if it is designed to result in a benefit to [the proponent] or to further a personal interest, which is not shared with the other shareholders at large . . . ." According to the Commission, the purpose of this rule is to ensure "that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Release No. 34-20091 (August 16, 1983). In this connection, the Commission has also stated that proposals phrased in broad terms that "might

relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." Release No. 34-19135 (October 14, 1982). This is the case even if the subject matter of the proposal does not relate specifically to the personal grievance. See Burlington Northern Santa Fe Corporation (February 1, 2001); AmVestors Financial Corporation (March 31, 1992).

Because Mr. Naylor's proposal has been submitted to aggravate and harass our company in furtherance of a special interest of Mr. Naylor's not generally held by our shareholders and unrelated to the subject of the actual proposal, it is my opinion that his proposal may be properly omitted from our 2003 annual meeting proxy materials pursuant to Rule 14a-8(i)(4) as it is designed to further a special interest not shared by our other shareholders at large.

IV. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if Mr. Naylor's proposal is omitted from our 2003 annual meeting proxy materials. If the Staff indicates that we may rely on Rule 14a-8(h)(3) in omitting the proposal, I request confirmation that the Staff will not recommend enforcement action if we also omit any proposal from Mr. Naylor submitted for inclusion in our 2004 annual meeting proxy materials.

To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii). If the Staff has any questions or has formulated a response to my request, please contact Jeffrey T. Williams at (817) 352-3466 or by facsimile at (817) 352-2397.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Jeffrey R. Moreland /TFH

Jeffrey R. Moreland
Executive Vice President Law &
Government Affairs and Secretary

Enclosures
cc: Bartlett Naylor

Exhibit A

SHAREHOLDER PROPOSAL

-----Original Message-----
From: Bartnaylor@aol.com [mailto:Bartnaylor@aol.com]
Sent: Friday, November 08, 2002 12:52 PM
To: investor.relations@bnsf.com; * * *
Subject: shareholder resolution

Please confirm receipt by return email. Thank you

Corporate Secretary
BNSF
2650 Lou Menk Drive
Fort Worth, Tx 76131-2830

Dear Secretary,

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule (from a record holder); intend to continue ownership of the requisite value through the forthcoming annual meeting; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail (1255 N. Buchanan, Arlington, Va. 22205) or email (bartnaylor@aol.com).

Your consideration is appreciated.

Sincerely,

Bartlett Naylor

Resolved: That shareholders urge that the board of directors will solicit shareholder approval for any "shareholder rights" plan that might be adopted, and that if this approval is not granted in the form of a majority of the shares voted, then any rights plan be redeemed.

Supporting Statement
Shareholder rights plans, sometimes called "poison pills," may be adopted by boards at any time. Such board action presumes a knowledge of what is best for shareholders. Yet I believe shareholders frequently oppose "pills" when they are asked in a vote.

This resolution merely urges the board to secure shareholder approval if and when a pill is put in place by the board. Companies such as Texaco and Compaq have instituted the policy imbedded in this resolution and understandably highlight it as a sign of shareholder accountability. In 2001, the last time this issue came before BNSF shareholders, management argued, "The Board believes it is important that it retain the flexibility to adopt a rights plan without having to conduct a shareholder vote in order to maintain the plan." A majority of shareholders rejected this argument when they voted to support the above resolution.

I believe that rejection of shareholder will demonstrates a problem with accountability. Accountability is especially important today.

September 11th heightened concerns about the integrity of the nation's rail system. Federal officials have issued alerts that they are vulnerable to terrorism. Rails carry more hazardous material than any other transportation venue. Yet our company won a ruling from the Surface Transportation Board that largely exempts operations from certain basic environmental safeguards. Indeed, when safety officials ordered trains to re-route around the Salt Lake Winter Olympics to reduce the threat of terrorism, some rail managers declared that these safety officials had no authority to issue such an order.

This exemption contrasts with the original source of our company's basic rail line; our company derives its land from the 1864 Northern Pacific Railroad Land Grand [sic]. Congress conditionally granted 40 million acres to build and maintain a transcontinental rail. Some critics contend that these conditions have not been obliged completely.

Shareholders require that management insure that our company obliges the law. Moreover, I believe shareholders want our company to honor basic national goals, such as the prevention of terrorism.

Broadly, the poison pill and a board's actions to establish them without shareholder vote have come to signify management insulation. By supporting this resolution, I believe shareholders can send a message that our management should improve its accountability.

Exhibit B

To: Corporate Secretary
Burlington Northern Santa Fe
From: Bartlett Naylor
fax: 817.352.71[illegible]

re: shareholder Proposal
I hereby withdraw my shareholder proposal for the 2002 annual meeting

Exhibit C

Format to Print/Save

BNSF

Article 1 ... Return to Headlines

THE WALL STREET JOURNAL.
Economy

Shareholder Resolutions Are Helping Environmental Groups Win Battles

By Jim Carlton

04/24/2000
The Wall Street Journal

Environmental groups are taking a new tack in their battles against corporate America: introducing shareholder resolutions that in some cases are actually winning.

Last week, a coalition of the groups won two so-called management-accountability resolutions at timber concerns Weyerhaeuser Co. and Boise Cascade Corp. and are contesting a third contest they narrowly lost at Burlington Northern Santa Fe Corp. On May 18, a similar resolution from environmentalists is to be considered by shareholders of Potlatch Corp. at the timber firm's annual meeting in Little Rock, Ark.

The resolutions were all introduced by groups affiliated with the Railroads and Clearcuts Campaign, an environmental organization based in Spokane, Wash., that has been chiefly focused on issues relating to the companies' activities in the Pacific Northwest. Although nonbinding on the boards, the activists said these resolutions give them an opportunity to press their case for stronger environmental standards directly to investors.

"This is an effort to find the common interest between Wall Street and environmental shareholders," said Bart Naylor, a shareholder-rights activist from Washington, D.C., who assisted the environmentalists in the campaign.

Shareholder activism has long been in use by organized labor and has begun to be embraced by the environmental movement. However, most green-sponsored resolutions have fallen to defeat, as happened a few weeks ago when BP Amoco PLC shareholders soundly defeated a Greenpeace initiative that called for the Londonbased petroleum giant to cease its oil development in the Alaskan Arctic.

In the Northwest, environmentalists had twice introduced resolutions calling for Weyerhaeuser to have directors elected annually rather than on staggered, threeyear terms. But they had been defeated. At the company's annual meeting last Tuesday, Janine Blaeloch, director of the Western Land Exchange Project group in Seattle, again asked shareholders to adopt the change in board elections.

This time, shareholders in the meeting at the company's headquarters in Federal Way, Wash., adopted the resolution by 109 million votes to 79 million dissenting votes. Management had opposed the measure, partly on grounds it would disrupt board continuity and stability. Boise Cascade and Potlatch executives have stated similar grounds for their opposing similar resolutions.

Weyerhaeuser officials declined to comment except to say their board was taking the resolution under advisement.

On Wednesday, another proxy shareholder spoke in favor of a resolution asking that Burlington Northern's board first consult shareholders before adopting any poison-pill provision making it more difficult for an acquisition. Management opposed the measure, in part because it could complicate the railroad company's announced plan to merge with the Canadian National Railway Co. to form a new entity called North American Railways Inc.

At the shareholders meeting in Fort Worth, Texas, the proxy, a woman representing an Idaho water-protection group, also spoke out against the company's planned fuel depot in the northern part of that state. "She was using this as a platform," said Richard Russack, a Burlington Northern spokesman. The environmentalists are contesting the vote of 192 million to 143 million shares that defeated their proposal.

At Boise Cascade, meanwhile, environmentalists on Thursday also argued for annual elections of directors. The measure passed by a nearly two-thirds margin, and officials of the Boise, Idaho, firm said their board would consider adopting it.

Return to Headlines

Format to Print/Save

Exhibit D

SPOKESMAN REVIEW. A10 4/18/01

BNSF to face green backlash

Environmentalists to try to increase accountability

By Becky Kramer
Staff writer

Green investors will show up at Burlington Northern and Santa Fe Railway's annual meeting in Texas today, attempting to influence corporate policy through a shareholder resolution.

The railroad giant angered environmentalists with its project to build a refuelling depot over the Spokane Valley/Rathdrum Prairie aquifer near Hauser, Idaho.

Environmental groups say they want more accountability from corporate officials and board members. Their vehicle: a resolution making it harder for BNSF to enact a "poison pill."

"Poison pills" trigger events that make companies less attractive to hostile takeovers. For instance, company officials could issue preferred stock, which would raise the cost of a takeover.

But poison pills also insulate companies from shareholders' influence by protecting the status quo, said Bart Naylor, a consultant to the Spokane-based Lands Council.

This is the second year the Lands Council and other environmental groups have tried to pass the resolution. Last year, BNSF shareholders defeated it.

The resolution, which is advisory only, asks BNSF to put any "poison pill" provisions before the vote of the shareholders.

The issue doesn't have a direct link to BNSF's decision to build a refueling depot over the aquifer, which serves as a drinking water source for 400,000 people in Spokane and Kootenai counties. However, "it speaks to management's credibility," Naylor said.

The Lands Council and other environmental groups involved in the effort hope to catch the attention of institutional investors, who own most of the shares in large companies.

"This is an effort to find common ground between people who champion the environment and people who live and work on Wall Street," Naylor said. "A green America and a profitable America don't have to be separate worlds."

BNSF officials maintain that the design of the fueling depot will

Continued: Green/A18

Green: Weyerhaeuser rejects proposal to hold annual elections

Continued from A10

protect the aquifer from fuel spills. The company is urging shareholders to defeat the resolution.

"A requirement that we seek shareholder approval . . . could seriously weaken the board's negotiating position in a hostile situation and leave it less able to protect shareholder interests," BNSF said in its proxy statement.

On Tuesday, Weyerhaeuser shareholders defeated another resolution backed by the Lands Council. The advisory measure required the timber company's 12-member board of directors to stand for election every year.

While Naylor said annual elections would make the board more accountable, Weyerhaeuser officials said they feared loss of continuity and creation of a "single issue" board, said Bruce Amundson, company spokesman in Federal Way, Wash.

The measure died on a vote of 91 million shares to 71 million shares.

Weyerhaeuser's board considered the merits of the resolution after it passed by a 60 percent margin last year, Amundson said.

But with the staggered, three-year terms currently in place, the majority of the board can already be replaced in two years, Amundson said.

■ Staff writer Becky Kramer can be reached at (208) 765-7122, or at beckyk@spokesman.com

SPOKESMAN REVIEW A8 4/19/01

BNSF OKs 'poison pill' proposal

From staff reports

Shareholders of Burlington Northern and Santa Fe Railway Co. passed a resolution at the company's annual meeting Wednesday that was sponsored by environmentalists.

The resolution, which passed by a 60 percent margin, is advisory only. It asks BNSF to seek shareholder approval before enacting "poison pills."

"Poison pills" trigger events that make companies less attractive to hostile takeovers. For instance, company officials could issue preferred stock to raise the cost of an acquisition.

But poison pills also tend to protect the status quo at companies, by insulating management from change, environmentalists say.

If BNSF's board doesn't act on the resolution, "they do so at their own peril," said Dr. John Osborn of the Lands Council. "It raises interesting questions about the accountability of the system, which is exactly what we were trying to get at."

The Spokane-based Lands Council was part of a coalition of groups that supported the resolution. The council hoped to call attention to BNSF's construction of a refueling depot over the Spokane Valley/Rathdrum Prairie Aquifer near Hauser.

The board, which had urged defeat of the proposal, did not have an immediate comment.

Railroads & Clearcuts

How to Get Involved

Contact one or more of the groups listed below to learn more, or to share your experience with the checkerboards, the land grants, or the land grant corporations.

Help us with outreach and organizing.

Organize a slide show and discussion in your community.

Click here to see a list of educational materials.

Campaign coordinator

John Osborn
c/o The Lands Council http://www.landscouncil.org/
517 S. Division, Spokane WA 99202
e-mail

Corporate issues

George Draffan
Public Information Network
PO Box 95316, Seattle WA 98145-2316
e-mail

Checkerboard land exchanges

Janine Blaeloch
Western Land Exchange Project http://www.westlx.org
PO Box 95545, Seattle WA 98145-2545
e-mail

Log export issues

Steve Thompson e-mail

PO Box 4471, Whitefish, MT 59937

Mark Lawler e-mail
Sierra Club Checkerboard project http://www.sierraclub.org/chapters/wa/checkerboard/index.html

---

Legal issues

Rachael Paschal
Center for Environmental Law & Policy
1165 Eastlake # 400, Seattle WA 98109
e-mail

Federal legislation

Jim Jontz
American Lands Alliance http://www.americanlands.org/
1025 Vermont Ave W # 300, Washington DC 20005
e-mail

Checkerboard forest damage

David Atcheson
Pacific Crest Biodiversity Project http://home.sprynet.com/sprynet/pcbp/
4649 Sunnyside Ave N # 321, Seattle WA 98103
e-mail

Railroads, workers, and corporate shareholder activists

Bart Naylor

In the 1980s, Bart Naylor Chief Investigative Officer for Senator Proxmire's Banking Committee; in the 1990s, he was the director of the Corporate Affairs Department of the Teamsters Union. He is now a consultant for shareholder activists. You can contact him by e-mail

Click here to see his *Change Corporate America For 33 Cents: A Self-Help Guide to Shareholder Activism*

Return to Railroads & Clearcuts home page

Return to PIN website

Railroads & Clearcuts

holding corporations and governments accountable
restoring the public domain

Millions of acres of public land intended for homesteaders was instead given to timber, mining, and real estate corporations. The failure of the railroad land grant policy is the cause of many of today's economic, political, and environmental problems, including deforestation, toxic waste, and taxpayer subsidies. The Railroads & Clearcuts Campaign intends to hold government and corporations accountable, and to reclaim this land to the public domain.

History of the Land Grants
Maps
Land Exchanges
Log Exports
Shareholder Resolutions
The Corporations
Land Grant Fraud on Mt Rainier
Publications
Taking Back Our Land
How to Get Involved

site index

During the nineteenth century, three quarters of the continental United States was sold or granted to homesteaders, war veterans, local governments, and corporations. Between 1850 and 1870, ten percent of the lower 48 states was set aside to help finance and operate the transcontinental railroad and telegraph systems. Railroad corporations were entrusted with millions of acres of land and instructed to build and operate the nation's transportation and communications systems. Instead, the railroads sold millions of acres to timber, mining, and real estate corporations.

The largest of the railroad land grants was to the Northern Pacific Railroad: 40 million acres in a 100-mile wide band running 2,000 miles from the Great Lakes to Puget Sound. A century later, much of this land is controlled by Weyerhaeuser, Plum Creek, and other timber and mining corporations. Many community and environmental problems stem from corporate abuse of the Northern Pacific railroad land grants.

Since the original land grant laws were written, a third of the land has been reclaimed by the U.S. government because of grantees' failures to fulfill public policies. But millions of acres more are still being clearcut and stripmined. Workers and communities are being poisoned with toxic waste. Corporations are squandering our taxes, writing our public laws, and controlling our local and national governments.

The Railroads & Clearcuts Campaign continues the work to

- Recover land held illegally by large corporations in violation of the grants' requirements.
- Protect innocent purchasers of grant lands.
- Ensure processing of timber in local communities, instead of exporting resources and jobs.
- Build alliances with communities harmed by the land grants.
- Challenge inapropriate exchanges of public and corporate lands.
- Join with other national and international corporate reform efforts.
- Assist citizens to challenge illegal uses of grant lands.

Please join, endorse, and support the Railroads & Clearcuts Campaign.

How to Get Involved

This website is maintained by George Draffan

Railroads & Clearcuts

The Corporations

there are thumbnail descriptions on this page, or more detailed profiles by clicking here
Boise Cascade
Plum Creek Timber
Sierra Pacific Industries
Weyerhaeuser

Millions of acres of the 19th-century railroad land grants were not sold to settlers as the U.S. Congress intended. More than a century later, this land is controlled by dozens of corporations -- and some of the largest holdings of coal, oil and gas, gold, and real estate in the country are based on these illegal transfers of public land grants. Click here to see a history of the railroad land grants.

What follows is a preliminary list showing the scope and diversity of the unintended empires which have been carved from the railroad land grants. More entries will be added, and links to more detailed corporate profiles are coming.

Boise Cascade. Boise Cascade has its origins in the Weyerhaeuser empire. Click here for a detailed profile of Boise Cascade, and click here for a description of Boise Cascade's mill closures and overseas ventures.

Burlington Northern Railroad was created in 1970 from the merger of the Northern Pacific, the Great Northern, and the Chicago Burlington & Quincy Railroads. In 1904, the U.S. Supreme Court had outlawed this merger of J.P. Morgan and Jim Hill, in a famous anti-trust case called Northern Securities. The BN still controlled millions of acres of 19th century land grants, chock full of coal, oil, and timber. When J.P. Morgan's mortgage bonds were paid off in 1988, the land was spun off as Burlington Resources. Burlington Northern acquired Santa Fe Railroad in 1996. Headquartered in Ft. Worth, Texas.

Burlington Resources was the 1988 spin-off of land grant resources from the Burlington Northern Railroad. The railroad transferred 1.8 million acres of timber, oil, natural gas, and coal in Minnesota, North Dakota, Montana, Wyoming, Idaho, Washington, and Oregon to BR. BR's subsidiaries and spin-offs have included Glacier Park Real Estate, Meridian Minerals, Meridian Oil, El Paso Natural Gas, and Plum Creek Timber, Burlington Environmental, Chempro, ECOS, New Mexico & Arizona Land Company, and Southland Royalty. As the railroad CEO Gerald Grinstein told *Forbes* magazine after the spin-off, "the standing joke was that they [Burlington Resources] got the gold and we [the railroad] got the shaft." Hundreds of thousands of acres of prime industrial and commercial real estate were to Trillium and other corporations. A joint venture to develop Meridian Mineral's Bull Mountains coal reserves in Montana was set up between Arch Mineral (Ashland Oil and Hunt Industries), Sumitomo, Mitsui and Meridian. More coal in Montana, North Dakota, and Washington was sold to Great Northern Properties LP, including reserves committed to Western Energy's Rosebud mine and Peabody's Big Sky mine. Burlington Resources now consists primarily of Meridian Oil, which is one of the largest independent owners of oil and gas in the country. Headquartered in Seattle.

Catellus is a real estate spin-off of the combined land grants of the Atchison Topeka & Santa Fe Railroad and the Southern Pacific Railroad. Click here for a detailed profile of Catellus. The Catellus saga is a fine example of the

convoluted deals that have emerged from the 19th-century railroad land grant subsidy. Here is a simplified version. The 1983 merger of the Santa Fe and the Southern Pacific was broken by the U.S. government in 1987, but lots of real estate had been rearranged by then. In 1989, Santa Fe sold 20 percent of its Santa Fe Realty to a partnership made up of JMB Realty and the California Public Employees Retirement System. In 1990, as Catellus was spun off to Santa Fe shareholders, it owned two million acres of land in 13 states. The Reichmann family's Canadian and U.S. real estate and natural resource conglomerate Olympia & York, which owned 20 percent of Santa Fe, went bankrupt. Some of the Catellus land was sold. By the end of 1996, the largest single shareholder was the California Public Employees' Retirement System (CALPERS), with 42 percent of the common stock. The Catellus portfolio included 837,000 acres of land, 16 million square feet of income-producing office properties, 5,300 acres of land leases, and interests in various joint ventures, mostly located in California (Anaheim, City of Industry, Emeryville and Oakland East Baybridge Center, Fremont, La Mirada, Ontario, Rancho Cucamonga, Richmond, San Francisco Mission Bay, San Jose South Bay Center, and Santa Fe Springs), with the balance concentrated in Oklahoma, Dallas, Phoenix, and Chicago. Catellus is one of the many land grant-based corporations which continues to benefit from public subsidy -- in this case by arranging a deal to sell 430,000 acres of its 790,000 acres of desert land *back* to the federal government (for $36 million) and the Wildlands Conservancy (for $16 million). The deal would include 86,000 acres within the Mojave National Preserve and 40,000 acres within Joshua Tree National Park. The Conservancy had already paid Catellus $3.2 million for 25,000 acres in Joshua Tree, and in 1998, with Catellus threatening to sell land it owned inside the Mojave Preserve, the next deal was pursued. As Conservancy head David Myers boasted (no doubt with Catellus approval) to the *LA Times* (Dec. 2, 1998), "we're going to get the government support we need. We're good at this." In January 2000, 225,000 acres of the deal were transferred to the U.S. BLM. Catellus is headquartered in San Francisco.

In May 2000, it was announced that Catellus would receive another $20 million for another 180,605 acres in the Mojave Desert. About $15 million was from private donations from the Wildlands Conservancy and $5 million were federal funds. The acquisition completes the largest purchase of private land in California history and the largest acquisition from one seller by the BLM. Vice President Al Gore said, "These stunning California desert lands are being preserved for future generations through a true public-private team effort that could serve as a model in other areas." Altogether, the Wildlands Conservancy and federal government have spent $45 million to acquire 405,000 acres from Catellus Development. U.S. Representative Jerry Lewis (R-CA), whose district includes much of the land, has sought to tie the purchase to expansion of the Ft. Irwin Army base, a move environmentalists say could damage desert tortoise habitat (*Greenwire*, May 19, 2000, citing AP/San Jose Mercury News, May 19, White House release, May 18, and Richard Simon, *Los Angeles Times*, May 19).

Glacier Park Real Estate. In 1910, Glacier National Park was created with the assistance of the Great Northern Railroad's head James J. Hill. The railroad's Glacier Park subsidiary built the park's hotels and ran the park concession until 1961. As part of the Great Northern Railroad, Glacier Park was merged into Burlington Northern Railroad, and then spun off as part of Burlington Resources in 1988. At that time, Glacier Park Real Estate controlled 925,000 acres in 23 states, Alberta, and British Columbia, much of it agricultural land leased for grazing and crops, but also prime commercial and industrial real estate along more than 20,000 of miles of Burlington Northern Railroad tracks. Much of this real estate was sold in the early 1990s, to developers such as Trillium Corporation

Plum Creek Timber is a quaint name for the Northern Pacific Railroad timberlands which weren't sold to Weyerhaeuser. They were spun off from Burlington Northern Railroad as part of Burlington Resources, and then spun off again as an independent corporation in 1989. As a limited partnership type of corporation which derives more than 90 percent of its revenues from natural resource extraction, Plum Creek pays no corporate income tax. The plan to convert to a Real Estate Investment Trust (REIT) to attract more capital would not change the tax-free status. Since 1989, Plum Creek has been busily liquidating its old growth forest holdings in Montana (1,600,000 acres), Idaho (100,000 acres, sold in 1993), and Washington State (300,000 acres). Plum Creek has taken its ill-gotten profits and acquired land in Louisiana and Texas (538,000 acres) and Maine (900,000 acres). Headquartered in Seattle. Click here for more information on Plum Creek.

Potlatch. See Weyerhaeuser.

Santa Fe Railroad The Atchison, Topeka & Santa Fe Railway's 2,929,348 acre public land grant was parlayed into a 14,000,000 acre holding by the 1970s. The empire included 1.3 million acres desert lands in Nevada and Utah, managed by subsidiary Catellus (by the time Catellus was spun off in the early 1990s, Catellus had more than two million acres in 13 states). Santa Fe owned or controlled another 7,600,000 acres in Arizona, California, Colorado, Kansas, New Mexico, Oklahoma, and Utah. There were the Lone Tree and Rabbit Creek gold mines near Winnemucca Nevada, stone quarries in five states, 700 million tons of gold, and 250 million barrels of oil and natural gas. And mineral concessions in Paraguay. Santa Fe Energy Resources was spun off in 1990. Santa Fe Pacific Pipeline Partners runs 3,300 miles of pipeline and 14 truck terminals serving the Southwestern U.S. Santa Fe's 1983 merger with Southern Pacific was broken by the U.S. ICC in 1987, but in 1995, the merger of Burlington Northern and Santa Fe Pacific Railroads was approved.

Sierra Pacific Industries is a the largest privately-held timberland owner in the country, with more than a million acres of timberland in California. About half of this was purchased from the Santa Fe Southern Pacific Railroad in 1987. SPI's Emmerson family has used its wealth and power to set itself up as the main beneficiary of the 1998 Quincy Library legislation, which will increase timber cutting in the Lassen, Plumas, and Tahoe National Forests. As the largest contractor on the national forests in California, SPI is also one of the largest beneficiaries of the U.S. Forest Service's road construction subsidies. Headquartered in Anderson, California. Click here for a profile of Sierra Pacific Industries.

Southern Pacific Railroad coming soon

Union Pacific Railroad coming soon

Weyerhaeuser (Frederick) was railroad empire builder Jim Hill's next door neighbor in St. Paul. They served on each other boards, and cut many a legal and illegal deal. Weyerhaeuser began his career by deforesting the upper Mississippi River pine forests of Wisconsin and Minnesota, buying up or destroying its competitors along the way (we've traced more than 200 subsidiary corporations, many of them abandoned after the trees are cut). Weyerhaeuser timber holdings are based on huge purchases from Hill's Northern Pacific Railroad land grant, including 300,000 acres in Wisconsin and Minnesota, 1,500,000 acres in Washington, and 500,000 acres in Oregon (cut and then sold in the 1990s). In the early 1900s, Weyerhaeuser incorporated Boise (Payette) Cascade to take Northern Pacific grant lands in central Idaho, and created Potlatch to exploit the pines in northern Idaho and Minnesota. Weyerhaeuser has used its profits to diversify into Asia (2,000,000 acres clearcut in the Philippines and Indonesia), Australia, New Zealand, Uruguay, and elsewhere. Headquartered in Federal Way, Washington. Click here for more information on Weyerhaeuser.

Return to Railroads & Clearcuts main page

Return to PIN Home Page

Transitions

Volume 14, Number 1, 2000

Contents

Journal of The Lands Council

Working for Sustainable Forests and Diversified Economies in the Pacific Northwest

Change Corporate America For 33 Cents



"Your shareholder resolution can win and lead to reforms.

- Your shareholder resolution must be considered and voted on by America's largest shareholders.
- You will be invite to a public meeting with the chair and board of the company to make your case.
- All this for a cost to you of as little as the 33-cent stamp to mail in your resolution. What's not to like?"

A self-help guide to *shareholder*

activism	
Bart Naylor	• Senate Banking Committee - Chief Investigative Officer, 1980s • Teamsters Union - Director, Corporate Affairs Department, 1990s

Contents

Introducing Bart Naylor

1. Why you should file shareholder resolutions

2. Why you should not file shareholder resolutions: "proper purpose"

3. Filing your resolution

4. Defending your resolution: contacting institutional investors

5. Speaking to the corporation: the annual shareholder meeting

6. Anticipating your questions: some answers

Appendix 1. Sample Resolutions: Environment

Appendix 2. Shareholders holding corporate management accountable

Appendix 3. Additional resources to help you with links to these resources.

Introducing Bart Naylor

By John Osborn, M.D.

Citizens are not used to taking their concerns into the corporate arena. The halls of state Legislatures and of Congress are well-worn with people working to protect special

places, clean water, and clean air. Activists are comfortable lobbying their governments, but seldom step into the corporate arena. This self-help guide you are holding in your hands blazes a trail for you into the corporate wilderness of shareholders resolutions.

We live in a corporate era of "one share, one vote."

Corporations are central to American society and increasingly drive the globalization of the economy. Where once government created and perhaps controlled corporations to promote the public interest, now corporations increasingly control governments. Rather than a democratic system of "one person, one vote," we live in a corporate era of "one share, one vote."

Corporations are a tool, a construct set up for the purpose of making money. The corporate tool, used unwisely does great damage to community and the environment. The owners of corporations are shareholders. As owners, they are ultimately responsible for their corporation as well as their investments.

Shareholders are ultimately responsible for their corporation as well as their investments.

One way for shareholders to protect their investments in corporations is to use "shareholder resolutions" permitted under the 1934 Securities Exchange Act. This self-help guide speaks to the process set forth in federal law. The author of this self-help guide is Bart Naylor.

Bart was the chief investigative officer for the Senate Banking Committee under Sen. William Proxmire (of the "Golden Fleece Award" fame). Bart worked in the Senate during the 1980s, personally investigated the Keating S&L (savings and loan) disaster, and drafted the senate report on corporate takeover reform. He worked to minimize the public exposure to the S&L bailout that is still costing the public with a tab thus far at close to a trillion dollars.

After leaving the Senate, Bart worked for the Teamsters Union, just a stroll down the hill from the Capitol buildings. At the Teamsters, Bart ran the Corporate Affairs Department. Union members have invested billions of dollars in pension funds and the Teamsters have an active interest in corporations and union investments.

This self-help guide blazes a trail for you into the corporate wilderness of shareholders resolutions.

I have known Bart long before his work in the U.S. Senate and with the Teamsters. We grew up together in Boise: playing on the same Optimist football team, joining the same Boy Scout troop at our Church, competing against each other as ski racers, and attending classes together at North Junior High and then Boise High School.

In 1996 Bart, a shareholder with Weyerhaeuser Corporation, submitted a resolution designed to improve accountability of the nine directors to the shareholders. This particular resolution would "declassify" the board: instead of a "class" of three board members standing for election every three years (thus staggering the elections), all board members would stand for election every year.

Bart was gracious enough to allow me to represent him at the annual shareholders meeting and speak in support of his resolution. As the Seattle *Post-Intelligencer* recounted April 17, 1996:

". . . John Osborn, a Spokane doctor and author, gave a lengthy statement in support of the resolution, in which he accused Weyerhaeuser of overcutting its timberlands and ignoring its obligations to employees, communities and the environment. Annual election of directors would increase board accountability, he said.

"Osborn's presentation reached back to the 19th-century land grants made to the Northern Pacific Railroad that formed the basis of several timber companies, including Weyerhaeuser, and he suggested that Weyerhaeuser might have some lingering legal liability for failing to live up to the obligations created by those land grants. He also presented autographed copies of his book to the board.

"After Osborn's remarks, company Chairman George Weyerhaeuser answered, 'Thank you, Dr. Osborn, for that very interesting mixture of fact and fantasy.'

"Management's disdain notwithstanding, Osborn's proposal received a much stronger vote than is typical of such resolutions, getting 43 percent of the shares voted. . . ."

Some of us who buy shares and become part owners of corporations have an interest in seeing that our investments are protected and used wisely, not just for quarterly profit-making but for the long view. As pointed out in *Investing with Your Values* (Brill, Brill, & Feigenbaum; Bloomberg Press 1999), "Business can make a profit *and* be an ally of social change and environmental progress . The role of shareholder activists is to encourage companies to work toward this double bottom line."

We hope you use this self-help guide to help *you* invest with your values.

CHANGE CORPORATE AMERICA FOR 33 CENTS

A self-help guide to

shareholder activism

By Bart Naylor

Shareholder resolutions are an important tool for citizens who are corporate owners to reform corporate practices. Some resolutions have stripped CEOs of their of their simultaneous position as board chair; others have led to divestiture from South Africa; some have even caused companies to adopt important environmental standards. You can photocopy such resolutions and for 33 cents, your work is done.

1. Why you should file shareholder resolutions

Confronting corporations

In the two thousand years marked by the millennium, the corporation figures as a relatively new enterprise model. They didn't exist in the modern form until the mid-19th century, and didn't become the conspicuous actors they are today until well into the 20th century. The development of the corporation drew skepticism from those who claimed an ethical stand: Williams Jennings Bryan and Woodrow Wilson, for example, worried at the "rights" enjoyed by

an entity with "limited liability," which is the legal distinction of the corporation. In this century, many have organized to address perceived corporate mistakes, from lawmakers to religious figures, consumer

activists and trade unionists. Each of these groups has ventured into a field from which the environmental activist might be able to benefit: shareholder initiatives.



Bart Naylor and Sen. William Proxmire, former chair of the Senate Banking Committee. Naylor, as chief investigative officer, personally investigated the Keating S&L (Savings and Loan) disaster, and drafted the Senate Report on corporate takeover reform.

The environmental movement may wish to pay special attention to what the labor movement has learned about shareholder resolutions.

For example, after Ralph Nader's pathbreaking critique of General Motors in *Unsafe At Any Speed* failed to accomplish meaningful reform, he and others realized that shareholders and their elected board representatives constituted the more powerful avenue for change. Theirs efforts led to new board members and change in policy.

Since then, many organizations have formed for the specific purpose of watch-dogging corporate activity. In the early 1970s, religious leaders formed the Interfaith Center on Corporate

Responsibility that today submits more shareholder proposals than any other group.

In the 1980s, several public pension funds joined to form the Council of Institutional Investors. The public funds of the states of Wisconsin, New York and California have become so powerful that the private jets of $50-million-a-year CEOs make regular stops in these state capitals to meet with $50,000-a-year-public employees who run the pension -- and the CEO is polite.

Adventures with the Teamsters

The environmental movement may wish to pay special attention to what the labor movement has learned about shareholder resolutions. The labor movement now stands as one of the most vocal in shareholder activism. Through the 1990s, the Teamsters Union, with $65 billion+ in pension fund assets, filed dozens of shareholder proposals each year at major corporations. Some corporations considered the Teamsters unqualified to advance corporate reform, arguing that the core purpose of any labor union is to improve wages and benefits for an increasing workforce. But the Teamsters successfully responded that labor-based funds might be more qualified than the average shareholder to advance such initiatives.

I participated in dozens of "training" sessions with truck drivers, flight attendants, and food processors that owned stock in their companies.

While many shareholders may own a company's stock for a few years, a few hours even, the Teamster who owns stock in the company where he or she works probably holds it for decades. While the average shareholder may only know what they read in company statements and newspaper clippings,

if that, the employee owner might read voraciously. While the average shareholder may not be able to name the location of the corporate headquarters, the employee owner, of course, visits the company daily. No mere tourist shown the recently gussied up factory, the employee owner might live in the underside of the company, feel the ebb and flow of business, witness management coups and failures and so on. Most importantly, the employee wants the company to succeed, to profit, and enjoy expanding revenue, and this not only for the self-interested reason that some of that success may translate into a better paycheck and expanded benefits, but for the pride of a job well done.

For several years, Teamsters not only led the league in the number of initiatives filed at annual shareholder meetings, but also in those approved by a majority of shareholders.

Is such an observation naïve? I don't think so; I directed the Office of Corporate Affairs for the Teamsters during the 1990s, and helped develop Teamster initiatives in responsible shareholding activism. I participated in dozens of "training" sessions with truck drivers, flight attendants, and food processors that owned stock in their companies. For several years, Teamsters not only led the league in the number of initiatives filed at annual shareholder meetings, but also in those approved by a majority of shareholders.

These lessons can and should be learned by environmental activists; indeed, organizations such as the Rose Foundation of Oakland, Ca., Friends of the Earth, and CERES have already discovered this area of activism. The Rose Foundation, for example, has run candidates for the board of Maxxam Corp., the owner of vast forests of redwood in California, achieving a record vote for such an effort in 1999.

Like an employee owner, the environmental activist probably knows a particular company

better than the average shareholder.

Winning a large shareholder vote will mean gaining the support of major sources of capital.

Will you be co-opted by share ownership? Or more grandly, if enviros become really serious and active in this arena will co-option mean self-defeat? Some worry that certain public pension funds have lost their activism "edge" now that the corporate jets have landed. While this is a danger, no one can be co-opted against their will. It is probable, filing shareholder resolutions will sharpen your thinking and empower activism by providing lessons about the realities of business and economics.

The resolution must be considered and voted on by America's largest shareholders, from the near trillion dollar Fidelity funds, to the $200 billion dollar California Public Employee Retirement System, to the thousands of individual shareholders.

(Your ATT resolution will be mailed to one million households.)

You, the proponent, will be invited to a public meeting with the chair and board of the company, and afforded several minutes, possibly more, to make your case.

The process can lead to reforms.

Some resolutions actually win. Others may be negotiated in exchange for more moderate reforms. Many receive media attention, which serves its own reforming cure.

All this for a cost to you of as little as the 33-cent stamp to mail in your resolution and ownership documents.

What's not to like?

Winning a large shareholder vote will mean gaining the support of major sources of capital. On this issue, you will be on the side of big Wall Street firms. Will such company make you uneasy? Enjoy common cause.

Through the "looking glass"

Those who've experienced the shareholder resolution process often report they've gone through a looking glass, entered a new world. To be sure, this avenue leads to the power core of the American corporation, where the "big boys" work. Companies will deploy counsels general to address your shareholder resolution, and/or employ

major law firms to find a legal flaw. The resolution must be considered and voted on by America's largest shareholders, from the near trillion dollar Fidelity funds, to the $200 billion dollar California Public Employee Retirement System, to the thousands of individual shareholders. (Your ATT resolution will be mailed to one million households.) You, the proponent, will be invited to a public meeting with the chair and board of the company, and afforded several minutes, possibly more, to make your case. The process can lead to reforms. Some resolutions actually win. Others may be negotiated in exchange for more moderate reforms. Many receive media attention, which serves its own reforming cure. All this for a cost to you of as little as the 33-cent stamp to mail in your resolution and ownership documents. What's not to like?

Trivial mistakes are easily made, and can be fatal. This pamphlet should help you avoid making such mistakes. The process may seem daunting, and I've taken a tone that's designed to remove the intimidation in the procedure. I've bored many strangers with my excitement over SEC rule 14a8, the rule that governs this, or delivered long lectures about misguided regulatory interpretation of section c7. Alas, our fragmented society pockets us in such lonely corners. In the end, though, the shareholder resolution is a powerful, efficient tool to achieve reform.

ON THE SEC

States govern corporations, an accident of history and conspiracy. In colonial America, most companies traded little outside a community. States were jealous of federal power. And over time as business sprawled over borders, companies found it convenient to shop forums. If one state toughened its laws, corporations could find a new home.

Delaware is the capitol of capital, not New York or California, because their law "attracts," shall we say, corporations.

Delaware is the capitol of capital, not New York or California, because their law "attracts," shall we say, corporations. For example, the state has reduced the standard of director liability and permits director indemnification. If the director does wrong, he pays no penalty personally. Delaware exacts incorporation fees, enough to obviate the need of a sales tax and reduce other personal taxes as well. That's nice for Delaware, bad for the rest of us. Delaware won the role from New Jersey because a crusading governor named Woodrow Wilson didn't want his state harboring monopolists.

Reformers tried again for strong federal corporate control following the Crash of '29, but business interests, even with their collective backs against the wall, forced a compromise: the Securities and Exchange Commission. States would continue to host corporate law, but companies collecting investment monies would need to disclose honestly their business, history of revenue, profits, losses, discussion of results, etc.

The SEC turns on disclosure. Essentially, it's a stern high school English teacher grading complicated, arcane essays called

annual reports, 10Ks, proxy statements, etc. So long as the company accurately discloses its activities to the public shareholder, the SEC doesn't act as management police. It leaves that role to shareholders, who can use SEC information to sue in state court, if they can find a sympathetic judge.

A final note

To understate, there is much amiss with corporate America. The corporate governance you will monitor overwhelms with deficiency. These problems compel action.Corporations stand as some of the most powerful agents of our society. Yet while we vote for school board, most shareholders pay little attention to proxy voting.

Corporations stand as some of the most powerful agents of our society. Yet while we vote for school board, most shareholders pay little attention to proxy voting.

Why should directors be elected with 99% pluralities? The reason is that few people even know about these problems, or that the solution requires relatively little effort. Environmentalists might see the result of corporate shareholder inattention, namely, terrible manage-ment practices that scar the land, pollute the waters, toxify the air. But the core of these problems is a system where the perpetrators are left unaccountable to the very people who legally control them the shareholders. Yes, shareholders can vote for board members; but as a practical matter, they can only vote for the board's own nominated candidates.

Why should directors be elected with 99% pluralities? Trivial mistakes are easily made, and can be fatal. This pamphlet should help you avoid

making such mistakes.

People complain about Michael Eisner's $100 million plus annual compensation at Disney. Yet they vote in favor of his personal compensation attorney on the Disney board. This year, the Disney proxy includes a shareholder resolution that would urge Disney to nominate two candidates for each board slot. This would give share-holders a practical alternative if they see a conflict with the personal compensation attorney doubling as a board member.

The system doesn't work because shareholders aren't fixing it. It's time to fix it.

Yet this proposal will be defeated by a large margin. Why? Because shareholders will either not vote at all, let their brokers vote for them (and the brokers generally support management because another side of the brokerage business is underwrting corporate stocks and bonds), or let management vote.

Such a system doesn't work, then, because shareholders aren't fixing it. It's time to fix it.

2. Why you should *not* file shareholder resolutions: "Proper purpose"

Shareholders, including those with important sensitivity to the stewardship of the environment, hope to gain from their investment. As with other shareholders, such owners want healthy, profitable, enterprises that grow through the efficient, responsible application of labor, land, capital, management and other resources.

"Ownership means that you take care of things. I own my house and I take care of it.

When something breaks, I fix it. Stock means you own a piece of a company. When something breaks you try to fix it. That's what shareholder resolutions help you do."

There may be some who don't see environmental protection as compatible with profit-making enterprises. Some intelligent, enlightened, and ethically conscious investors have chosen to "screen" their investments, eschewing stock in companies with bad environmental practices (or who sell harmful products such as tobacco or armaments). Funds provide such a service, such as Domini, Calvert, Ariel etc. (Website with list: http://www.socialinvest.org/Areas/SRIGuide/mfpc.asp) In this case, the investor doesn't want "her money helping make the world worse." An honorable position.

Environmental activists must guard against use of the resolution process to advance causes other than the point of the resolution.

The shareholder activist may view the problem in the following light. For starters, the stock you purchase essentially puts money into another investor's pocket, not the company: the company received its revenue from the "initial public offering" or subsequent share sales. By eschewing stock, one might reduce the market slightly, but that will largely harm other investors, with less impact on the company. (Yes, a slightly smaller market reduces the stock price that raises the cost of capital generally to the company when it sells additional shares, seeks a bank loan, etc.) To the extent an investor hopes her money will "do well and do good," shareholder activism offers a direct opportunity by using the ownership platform to press for needed reforms.

Environmental protection cannot be the motivation;

and there can be no evidence that it is.

Is this a device that masks other motives? It should not be. Some corporate managers suspect improper motives behind shareholder resolutions. The American Trucking Association called a press conference to denounce the use by union pension funds and union members of this ownership right. Joining with other business groups, they claimed they were used as leverage to win an advantage at the bargaining table, or in organizing members. They called on the Securities and Exchange Commission to bar them, demanding, for example, that unions should be disqualified as proponents for several months before or after a contract deadline. In one proposed rule adjustment, the SEC went so far as to agree that if management alleged any improper motiveby a union or another proponentthen the SEC would side with management.

But shareholder activists successfully rebutted this effort. The late Jim Weaver, formerly a Consolidated Freightways retiree and shareholder proponent, explained: "Ownership means that you take care of things. I own my house and I take care of it. When something breaks, I fix it. Stock means you own a piece of a company. When something breaks you try to fix it. That's what shareholder resolutions help you do."

Why should an environmental activist propose a resolution regarding corporate governance?
Because federal law guarantees investors the
right of governance of the publicly held corporation.
It is then up to the shareholder to use this right to
make sure that the company is managed responsibly.

Environmental activists must guard against use of the resolution process to advance causes other than the point of the resolution. If

the resolution that splits the offices of chair and CEO, a particularly forceful initiative that many managers may attempt to negotiate away with pledges of numerous reforms including environmental protections, such environmental protection cannot be the motivation; and there can be no evidence that it is.

A case in point: During contract negotiations, a newsletter published by a union representing workers at Dow Jones put out a small item about a shareholder resolution. The resolution itself aimed to tie the pay of the chief executive to that of the lowest paid Dow Jones worker. By itself, this resolution would have cleared the SEC hurdles. But the newsletter item contained a phrase to the effect that the resolution would help the union in bargaining. Dow Jones argued before the SEC that the resolution wasn't really intended to achieve the pay equity it purported, but was being used for an advantage by union negotiators at the bargaining table. This argument persuaded the SEC, which permitted Dow Jones to exclude the proposal. The proponent did not write the newsletter item; the proponent did not declare that his real motive was a bargaining advantage. Yet the SEC sided with the company.

Why should an environmental activist propose a resolution regarding corporate governance? Because federal law guarantees investors the right of governance of the publicly held corporation. It is then up to the shareholder to use this right to make sure that the company is managed responsibly.

Holy activists target environmental policies

By The Associated Press

DALLASSister Patricia Daly has faith she can encourage the nation's largest companies to consider the health of the world as much as the health of their pocketbooks.

That's why the Roman Catholic nun and other holy activists have gone behind company lines to push shareholder resolutions on global warming at mammoth companies.

"There are many companies out there where we've had a great impact on their ethical policy," said Daly, a Caldwell Dominican nun from Newton, N.J,, who works with the Interfaith Center on Corporate Responsibility.

The ICCR, based in New York, coordinates the shareholder advocacy programs of 275 religious orders nationwide with an estimated $90 billion in investments.

In past years, the group has taken on such issues as tobacco and helped persuade KimberlyClark Corp. to divest its cigarette paper business in 1995. ICCR has urged garment and shoe manufacturers not to use sweatshops and was among the activists that pressured PepsiCo into withdrawing from Burma.

This year the group is focusing on the environment.

"People in the religious communities think about these things all the time. They're serious people," said Dean Hoge, the chairman of sociology at Catholic University of America. "They want to do what they think the Lord wants, and the environment is coming up on the scene."

A coalition of 34 religious groups that own General Electric Co. stock tried unsuccessfully this April to pass a shareholder resolution demanding that the company clean up PCB contamination in New York's Hudson River.

GE's chairman and chief executive said the company doesn't believe there are



Sister Patricia Daly posees next to a statue of St. Dominic on the campus of Caldwell College in Caldwell, N.J.

Even getting the issue up for vote was a test in resolve for the religious leaders.

Exxon, based in Irving, Texas, had attempted to keep the resolution away from the annual meeting by saying that the shareholder statement "implies a scientific certainty on climate change which, in fact, does not exist."

But the SEC ruled that the proposal should be allowed in the proxy statement.

The activists admit that they changed few votes, but they think they may have changed some minds. And, making shareholders more aware of certain issues is a big part of what they're trying to do.

"The educational piece is a key piece,"

any significant adverse health effects from PCBs, and the proposal was soundly defeated.

But the proposal was only one that members of the ICCR had on the agenda for this year. It presented a total of 60 environmental resolutions this year to companies including General Motors Corp. and Ford Motor Co. None of them passed, but none were expected to.

Exxon Corp. was also asked to place global warming on its agenda at the annual meeting.

"They have a responsibility, as one of the world's largest energy suppliers, to practice strong stewardship of the Earth and its resources," said Father Mike Crosby of Province of St. Joseph of the Capuchin Order in Milwaukee. "This company is not being proactive, it is being reactive."

A resolution asking stockholders to support a committee that would review such things as potential liability and greenhouse gas emissions didn't even come close to passing at the April meeting.

But since more than 4 percent of Exxon shareholders voted in favor of the committee, it's a large enough margin, according to current Securities and Exchange Commission rules, to ensure that supporters will be able to bring up the issue again next year.

Exxon urged shareholders to vote against the measure, saying it would duplicate current efforts and would be a waste of money.

Daly said. "After all, the issue around global warming took up most of the meeting."

A forum is the most that activists can hope for most of the time.

The SEC estimates that about 900 shareholder proposals are made each year at as many as 400 public companies. About half of those proposals make it to a vote. Of those, only 10 to 20 pass with a majority.

"We are representing people without a voice. Whether we're talking about climate change or human rights, we're talking about people who can't get to corporate America," Daly said.

The Register-Guard, Sunday Business, June 7, 1998

3. Filing Your Resolution

A shareholder may submit one resolution that the company must print in its proxy

statement and put to a vote to all its shareholders at the annual meeting, provided:

Stages of Shareholder Resolutions

1. Owning stock. You must own $2,000 worth or more for a year.

2. Writing and filing the resolution.
3. Surviving "no action."
4. Attending the meeting.

The One-Minute Guide

1. The proponent holds at least $2,000 worth or more continuously of the company for 12 months before filing the shareholder resolution. This means that if you bought 100 shares of Acme Inc at $22, the stock rises for nearly the entire year to $40, but then declines for a few days to $19 only to recover again to $45, you have failed to meet the rule; for a few days, you only owned $1,900 worth of the stock. You must also continue to hold more than $2,000 worth of the stock through the annual meeting.

2. The resolution can include a supporting statement, but the entire text cannot be more than 500 words.

3. Proponents must submit the resolution by a deadline posted by the company in its most recent annual meeting, which is generally six months before the next annual meeting. Proponents must attend the meeting personally or through an authorized agent. The submission letter must include certain other information and declarations, which are modeled in the following:

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule; intend to continue ownership of the requisite value through the forthcoming annual meeting in 2000; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail (put in address) or email (put in email address).

4.Proponents must be ready to prove they own the requisite shares. The best way is to have your broker write a letter to the company that verifies both that you own the stock, and that you have owned $2,000 worth continuously for at least one year before you filed the resolution. Some brokerage statements list the purchase date of the stock, and therefore, you could send in that statement instead. If you send in your statement, feel

free to block out other information irrelevant to the company, such as your other stock holdings. You can include this documentation when filing the statement. If not, the company can demand proof within 14 days after asking for it.

5.The resolution must be restricted to broad shareholder concerns such as corporate governance, executive compensation, or major corporate decisions. If the same proposal received less than 3% the previous year, it can't be resubmitted the next year. The proposal cannot address a personal grievance, violate state law, deal with ordinary business. It can't contain false or misleading information or duplicate another resolution.

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8).


..I LIKED THE NATIONAL PARK SYSTEM BEFORE THE CORPORATE SPONSORSHIPS...
Jeep/Eagle
Paramount
evian

4. Defending your resolution; contacting institutional investors

A friend once attended a dinner party in Oxford, England and sat next to an older gentleman who worked for the famed dictionary based there. "Who decides how to pronounce a word?" my friend innocently asked.

Institutional investors control more than half of the nation's stock.

"I guess I do," his modest dining partner replied.

So it might be with Wall Street's control over corporations. Institutional investors control more than half of the nation's stock. Four or five of them together --Boston's Fidelity, L.A.'s Capital Guardian, and the public funds of New York and California together generally own about 5% of any company.

There's much to be cynical about when it comes to Wall Street, and institutional voters might have never paid much attention to shareholder resolutions were it not for the federal decision known as the "Avon letter."

Another two dozen major funds account for more than a third of the stock. Management also typically owns a significant portion, and also controls the employee-owned slice of the company. Which means if the institutional investors vote with management, this bloc constitutes a working majority.

If they vote with dissidents, the vote could go the other way, as it does routinely with poison pill resolutions. There's much to be cynical about when it comes to Wall Street, and institutional voters might have never paid much attention to shareholder resolutions were it not for the federal decision known as the "Avon letter."

If federal pension police ever come around, these institutional voters must show they've been careful and diligent. Which is good news for activists. Indeed, consider institutional investors as your target audience.

This government ruling coming out of the Labor Department (under Reagan, no less) required institutions to take proxy voting seriously. (Which answers the trivia question: Can you name one good thing Reagan accomplished?)

As a result, pension fund managers must pay attention to the vote in the same way they pay attention to investment decisions. They can't purchase a stock knowing the company will soon tank; retirees could sue the for that. Similarly, they can't vote foolishly either.

Of course, who decides what's foolish is another question. Still, if federal pension police ever come around, these institutional voters must show they've been careful and diligent. Which is good news for activists. Write a resolution skillfully, and you make it difficult to oppose. Indeed, consider institutional investors as your target audience.

Get your feet wet. Submit a resolution, go through the process, and after a few years you can begin to consider solicitation. By then, you'll be the same pariah at cocktail parties that I am.

The internet revolutionizes proxy solicitation. By building an appropriate list of email addresses, you can communicate with the purse strings connected to corporate America.

Soliciting votes with institutional shareholders is complicated, perilous and would require a guide many times the length of this one. Here's the time to seek pro-fessional help. But with many resolutions, solici-tation is not necessary thanks to the Avon letter; many institutions can't help but support your reasonable proposals.

Get your feet wet. Sub-mit a resolution, go through the process, and after a few years you can begin to consider solicitation. By then, you'll be the same pariah at cocktail parties that I am.


NOW YOU NEVER HAVE TO WORRY ABOUT THOSE OZONE-KILLING FOREST FIRES...!
LUMBER COMPANIES

The Spokesman-Review, *August 24, 1990. Copyright 1998,* The Spokesman-Review. *Used with permission of* The Spokesman-Review.

Sample Shareholder Resolution Letter

Here's an example of a recent self-explaining letter aimed at achieving a "no" vote in Weyerhaeuser's acquisition of MacMillan Bloedel. Environmentalists worried that Weyerhaeuser would fail to honor MacBlo's recent accord to improve its cutting methods. Efforts to derail the merger failed with Canadian regulators. Shareholder activists then appealed to institutional owners based on economic grounds.

To: MMBL Shareholders

From: Two Funds

Re: Oct. 28 merger vote.

Shortly, you will receive a proxy card from MacMillan Bloedel (MMBL) asking

your support for the sale of our company to Weyerhaeuser (WY). Since the merger was announced several months ago, circumstances have changed that merit your careful consideration of this vote.

When WY announced the planned acquisition of MMBL on June 21, it offered .28 shares of WY stock for each share of MMBL stock. At that time, WY traded at $68 a share, translating into a MMBL share price of (US) $19, a premium over MMBL's share price at the time of $13. Said Tom Stephens, MacMillan Bloedel president and chief executive officer at the time of the announcement, "While we were not seeking a merger of this nature, the terms of this agreement provide an attractive premium to our shareholders."

Since then, WY stock price has fallen and remains near or below $60. Correspondingly, MMBL's stock has fallen, and has traded near the pre-merger-announcement level.

Is WY suffering an historically temporary depression in its stock price? No. In the five years before it's bid, WY stock rarely traded above $60. Indeed, according to the company's own 1998 proxy statement, it has underperformed both the S&P500, AND the S&P Paper & Forest. A (US) $100 invested in WY on 12/93 was worth $133.96 by 12/98, but the same invested in its peers was worth $136.50. What's more, WY's profits have declined over the three years ending in 1998. 1996: $463 million; 1997: $342 million; 1998: $294 million.

Meanwhile, MMBL's five year history differs. The stock traded steadily in the low to mid 'teens until the end of 1998 when it collapsed temporarily to less than $8 a share. Weyerhaeuser noted that it hoped to buy MMBL even cheaper than its eventual bid. MMBL company suffered a sizeable loss in 1997, before recovering in 1998. Its pre-merger quarterly earnings came in better than expected.

At $60 a share, WY sells for 35 times earnings. At $16 a share, MMBL sells for 18 times earnings. If WY paid 33 times earnings for MMBL stock, it would need to value it at $47/share, more than double its current offer.

To be sure, a number of shareholders may consider MMBL stock more valuable than $16/share. Farollon Capital, for example, bought nearly 1.39 million shares at an average price of more than (US)$17 a share in the month following the merger announcement. This added to its 5 million+ shares already owned.

WY might have offered cash instead of shifting market risk to shareholders. However, MMBL shareholders need not accept the stock offer. By voting no on the proposed merger, MMBL shareholders can demand a greater premium.

Vote NO on the MacMillan Bloedel merger with Weyerhaeuser.

Shareholders did approve this merger, but by a surprisingly low margin, with the largest shareholder actually voting against the transaction. Had the merger been refused, MacMillan would have remained independent.



John Rosapepe

Weyerhaueser Corporate Headquarters.

Improving corporate governance and tightening management's accountability to shareholders will -- in the long view -- improve the quality of corporate decisions about the environment.

Mt. Rainier in Washington State,*looking over a sea of clearcuts from the south and west. Most of Weyerhaeuser's holdings in the Northwest derive from the 1864 Northern Pacific railroad land grant. Weyerhaeuser has clearcut much of its land-grant holdings. In 1996 shareholders voted 62 million shares (43% of the vote cast) to "declassify" the board and improve corporate governance at Weyerhaeuser Corporation.*



© Trygve Steen

5. Speaking to the Corporation: the annual shareholder meeting.

Annual shareholder meetings can be intimidating at first, but you'll probably leave exhilarated. I like to wear a blue suit and one of those Children's Defense Fund ties with a smiling sun. I consider that this disarms management at best, or at least serves as cognitive dissonance to managers that might view me as a disturbance. (Nevertheless, the head of the American Trucking Association, who's since gone on to head the U.S. Chamber of Commerce, called me a "thug in a blue suit.")

Annual shareholder meetings can be intimidating at first, but you'll probably leave exhilarated.
I like to wear a blue suit and one of those Children's Defense Fund ties with a smiling sun.

When I met with Teamsters preparing to attend a meeting, I often began with the "wallet trick." I asked for someone's wallet. Someone would give me one, and I'd promptly put it in my pocket and remain silent. Nervous laughter. I'd prod some conversation, and point to the following: When you buy stock, you are giving management money with very thin pledges. They could blow it on executive perqs or foolish ventures, and give nothing back. Because of this, federal law requires them to respond to shareholders to answer their questions and heed their suggestions. The shareholder meeting should not be considered an audience with the Pope; it's a time when the boss (that's you) can finally meet your employees (that's management). Naturally, you'll be respectful, as any supervisor should be. But don't forget where the line of authority runs.

When you buy stock, you are giving management money with very thin pledges. They could blow it on executive perqs or foolish ventures, and give nothing back. Because of this, federal law requires them to respond to shareholders to answer their questions and heed their suggestions.

Sometimes management needs to be reminded of this line of authority. One year, Consolidated Freightways held its meeting in a San Francisco hotel north of its corporate headquarters in Silicon Valley. The ballrooms ConFreight rented could easily accommodate our group of six dozen employee shareholders, but in the 30 minutes before the scheduled start, ConFreight ran a partition down the ballroom, cutting the capacity by half, and then announced that there wasn't enough room for all of us. In a subsequent year, management placed decorum commands on the seats before admitting the employee-owners, who, coincidentally were on strike. For further control, management-appointed people sat in every other chair, which was plain when the first employee-shareholders began to enter. Among other rules, CF declared that anyone who

made a personal derogatory remark would be expelled. As the meeting continued, one employee asked about a news clip in which the chairman had called another employee a "stooge" of the Teamsters. The chair responded that he didn't call this employee a stooge, but that other employees were stooges. Whereupon our alert attorney stood:

"I'd like to point out that the chair has just uttered a personal derogatory remark, in violation of rule 6 of the company's rules of conduct of this meeting. Now, because the chair is conducting the
meeting, I ask for a voice vote of those in favor of expelling the chair for violating this rule. All those in favor, say "aye."

The employee-owners erupted into a cheerful "Aye!"

"All those opposed to expelling the chair, signify by saying "Nay."

The management members of the audience, presumably not wanting to dignify the process by participation, remained silent. "Mr. Chairman, the 'ayes' clearly have it, and I ask that you be expelled."

The Chairman didn't leave, and perhaps this story actually illustrates that we failed to exercise real control. But we think we made a small point and we did enjoy ourselves.

We pressed Philip Morris to drop its poison pill, a management protection device (discussed in some detail later). We organized institutional investors to meet with corporate representatives in New York. This group included several public fund respresentatives, such as the politically astute City Comptroller, who wasn't ignorant of the media attention around tobacco. Philip Morris officials began with a slide presentation which absorbed nearly an hour, and proposed to retire to another room around 5:00 for what would be a cocktail hour. We could tell they were effectively filibustering us. With reporters in attendance, we staged a flamboyant walkout, garnering some decent press.

The shareholder meeting should not be considered an audience with the Pope; it's a time when the boss (that's you) can finally meet your employees (that's management). Naturally, you'll be respectful, as any supervisor should be. But don't forget where the line of authority runs.

Subsequently, senior management agreed to meet with us and we recruited Teamsters President Carey for the discussion. I met Carey in the lobby of the company's Manhattan headquarters. He took the subway from his Local office, something of a break in tradition of former Teamsters bosses travelling by chauffeured Cadillac. How we arrived served as the subject of preliminary chit chat with the CEO of Philip Morris, who we presumed didn't even do his own grocery shopping. Our conversation proved useful. Philip Morris dropped its pill, the largest company ever to acceed to such a shareholder request.

At Fleming Foods, then the nation's largest food wholesaler, we sent a small delegation to present an historic resolution that commanded (as opposed to urged) the board to drop its poison pill. They held the annual meeting itself at the Cowboy Hall of Fame, complete with stage, lights, sound, the works. On the morning of the meeting before the official announcement, the corporate secretary apprised us that we'd won, though he didn't detail the vote. Rather than presenting our case, only to have the chair announce that the proxy voters defeated our effort by a humiliating margin, we mounted the stage victoriously, and boldly displaced the chairman from his podium. We made speeches that we thought were worthy of the Academy Awards.


DIE NEUE MACHT
45
TEAMSTERS
FIGHTING

At a Federal Express annual meeting, Chairman/CEO Fred Smith apparently neither wrote nor read the fine print of his own proxy (no surprise) so that when a shareholder stood to ask a question, Smith told him to sit down.

"Are you saying your proxy is false, that you've published a false and misleading statement to your thousands of shareholders?"

"You're from the Teamsters, and there won't be any political statements."

"Excuse me, this is the election of directors, and some of us may have some questions."

"There'll be no questions here," Smith countered.

"Your proxy says you'll accept questions as well as comments."

"No questions."

"Are you saying your proxy is false, that you've published a false and misleading

statement to your thousands of shareholders? I draw your attention to page 3, where it states . . ."

Smith leaned over to his general counsel, who whispered in his ear.

"Okay, what's your question?"

At GE's annual meeting, we challenged Chairman Jack Welch: "Would you not get out of bed if paid only $19 million?" "I know it might seem like a lot of money, but that's what you have to pay people like me."

One way to elevate your profile with the resolution going into the annual meeting, is to following cutting edge issues covered by reporters. If your resolution helps to reform a problem highlighted by the media, you may win media attention for it. We submitted a resolution at General Electric following a three-part series in the New York Times about tax-deferred compensation. The reporter showed how CEOs can effectively create their own unlimited IRA or 401k plan by deferring their pay until after they retire. As with an IRA, the pay goes to an account, where it builds up interest tax free. What interest rate? An "above market" rate paid, of course, by the company. At GE's annual meeting, we challenged Chairman Jack Welch: "Would you not get out of bed if paid only $19 million?"

"I know it might seem like a lot of money, but that's what you have to pay people like me," attempted Welch when confronted.

---

6. Anticipating Your Questions: Some Answers

I once submitted a proposal to a company and included boilerplate language about my resolution, cited 14a8 and put in the obligatory declaration that I planned to continue ownership through the annual meeting. The company wrote back asking if I "intended" to continue ownership. Yes, I said, and referred them to my original letter. Ah, but "plan" and "intend" are two different words. If I hadn't repaired this word, they might have gone to the SEC and my resolution would be lost.

If you get a "no action" letter, and it's signed by outside counsel, such as Akin Gump (Vernon Jordan's former firm), figure that the company is probably paying some $20,000 to fight your effort. Be flattered. You need not respond. The company must prove that you violated the rules.

Welcome to "no action" land. Technically, the company could have written to the SEC and told this federal agency that they aimed not to include my resolution on their proxy statement. They would ask the agency to take "no action" in enforcing my federal rights to force them to print it. If you get a "no action" letter, and it's signed by outside counsel,

such as Akin Gump (Vernon Jordan's former firm), figure that the company is probably paying some $20,000 to fight your effort. Be flattered. You need not respond. The company must prove that you violated the rules. You may wish to respond, however, if the company makes misstatements if they claim not to have received the proposal in a timely way, you should forward your USPS certified mail coupon showing you sent it a month in advance. The company might attempt a more complex claim. If the issue turns on facts, make sure the SEC has the facts. If it turns on argument, you'll either need to bone up on case law, or contact help. Resources are listed in the appendix. Quite the misnomer, there's plenty of action (at least on the company's part) in the "no action" process.

Naturally, to make sure a company can't win a "no action" letter, you need to be aware of the rules.

The SEC explains, "If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline. . . . You may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response."

Naturally, to make sure a company can't win a "no action" letter, you need to be aware of the rules. The SEC's website contains a list of questions and answers. (http://www.sec.gov/rules/final/34-40018.htm) Here is an embellished/annotated version of what the SEC advises.

What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action. You'll present the proposal orally at the annual meeting, but ahead of time,
it will appear printed in the proxy statement. Most of the voting will actually take place by mail (or telephone or the internet). Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide, in the form of proxy, means for shareholders to specify by boxes a choice between approval, disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

How many proposals may I submit?

One. What "one" means is somewhat flexible. You can't advance a proposal for "governance reform" and throw in a kitchen full of amenities. But you can list components. You could request environmental reporting, and detail that this means

several things, such as establishment of an independent advisory board, a series of meetings between this board and interested shareholders, an annual report available to shareholders, etc.

What if my brother and I both own stock. Can we each file resolutions at the same company?

The SEC explains, "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

What's not clear is if two related people can each submit a resolution. One investor and several family members and colleagues submitted multiple resolutions at a particular company, and the SEC declared them as "one" proponent, meaning they could only submit one between all of them. The SEC was wrong, but they decide the issue. This "relatedness" goes beyond bloodlines. The SEC has occasionally rejected all but one resolution from members of a trade union. For safety's sake, one needn't declare all one's affiliations when submitting a resolution. For example, don't note that you're a Presbyterian, in case another person so declares, and the SEC decides that the Presbyterians only get one shot at the company that year.

Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

The SEC explains: "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." Don't bother about the 1%; if you held that much in any company, you could insist the board meet in your basement.

What's a "record" shareholder and what's a "beneficial" shareholder?

Most individual investors hold stock through a brokerage firm. It's the brokerage firm's name that appears in the company's record, and that company (Merrill Lynch, Schwab, etc) is the record shareholder. But the brokerage holds the shares for your benefit, making you the beneficial shareholder. This means, as explained above, you must get the broker to write a letter to the company verifying your continuous ownership. Less likely, you might be the record shareholder, in which case you will have a handsomely printed certificate, with the name of the company, number of shares, etc. If you are the record shareholder, you need not prove your ownership; that's on the company's record.

You must have continuously held at least $2,000 in market value for at least one year by the date you submit the proposal.
The proposal, including any accompanying supporting statement, may not exceed 500 words. If the proposal is 501 words long, the company can qualify for a "no action" letter.
The deadline is six months before the anniversary of

the previous year. Don't rely on this, however; check the printed proxy document. You can submit a resolution that is voted on at the meeting; it just won't be in the company's proxy.

I own a mutual fund that owns stock in Acme Co. Can I file a resolution there?

Not at Acme Co. The same goes for a pension fund. Yes, Fidelity might be the largest shareholder, and you might have plenty with Fidelity, but you can't file vicariously.

What if my brother or a friend owns the stock. Can I file the resolution?

Yes and no. You can do all the work, but your brother must sign a statement authorizing you to represent him. His letter to the company should state: "I, Michael Naylor, authorize Bartlett Naylor to represent me in filing the enclosed resolution. All questions should be directed to him." Your brother must still sign a letter including the boilerplate language about continuous ownership, intention to own through the annual meeting, etc.

You must have continuously held at least $2,000 in market value for at least one year by the date you submit the proposal.

How long can my proposal be?

The SEC explains, the "proposal, including any accompanying supporting statement, may not exceed 500 words." If the proposal is 501 words long, the company can qualify for a "no action" letter. The word count is by word, not character. That is, they don't define a word as 5 characters, as they do in typing class; don't think that short words that only number to 500x5 characters will help you escape the limit. If you have much to say, use big words that contain a lot of meaning.

Do all resolutions have to be "advisory"? If a majority of shareholders approve a resolution, why isn't the board compelled to adopt it?

State corporation law accords wide latitude to board directors. Oklahoma recently overrode a board that defied a majority shareholder vote. The real test will be in Delaware, legal home to more corporations than any other state, and a true test case of a mandatory shareholder resolution hasn't come to fruition yet.

The proposal, including any accompanying supporting statement, may not exceed 500 words. If the proposal is 501 words long, the company can qualify for a "no action" letter. The deadline is six months before the anniversary of the previous year. Don't rely on this, however; check

the printed proxy document.

What is the deadline for submitting a proposal?

That's printed in the company's proxy statement. You received one in the mail. If you've discarded or lost it, you could call the company; or check the proxy on-line (http://www.sec.gov/cgibin/srchedgar?). Type in the company's name, and under the list of documents, look for the phrase DEF14a, and the most recent year. Generally, you must submit six months before the annual meeting; since that typically changes from year to year by a few days or weeks, it's six months before the anniversary of the previous year. Don't rely on this, however; check the printed proxy document. And don't be late. If you mail a few days ahead of the deadline, the company might claim that it arrived after the deadline. Safeguard yourself with some proof, such as by sending UPS, or certified mail. (Yes, it probably does cost more than 33 cents after all.) The SEC notes, "In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery."

You can submit a resolution that is voted on at the meeting; it just won't be in the company's proxy.

What if I miss the deadline?

Section 14a of the SEC's rules permit proponents to submit resolutions outside the guidelines discussed here. Essentially, 14a8 is a trade-off that says that if a shareholder obeys a blizzard of rules, then the company must print the resolution. But owners are owners, and you can submit a resolution that is voted on at the meeting; it just won't be in the company's proxy. At the meeting, the chair will ask if there's any other business, and you can bring up your issue. The company's proxy card will say that if any other business comes up, he'll vote the proxy as the board sees fit (which means against any resolution). Rule 14a has been used by shareholders willing to file their own proxy statement, and who mail it to other shareholders. (If you're

Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

The company bears the burden to demonstrate that it is entitled to exclude a proposal.

If I make a clerical or other kind of mistake can I correct it?

Yes, if it's correctable, the company within 14 calendar days of receiving your proposal, must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. If it's not correctable, "A company need not provide you such notice of a deficiency" such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal because it believes your proposal is beyond repair, it then goes the "no action" route. The SEC explains, "If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials,

then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal."

Can the company criticize my proposal in the proxy?

Yes, and it will. The SEC explains: "The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement." The company must "provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6." If management makes false claims, you may point this out to the company and the SEC. The "no action" process needn't be entirely one sided. If the company makes false statements, you can write the SEC and demand change, provided you include proof. The SEC requires "the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements."

The SEC warns: "If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years."

Is the company bound by the 500-word-limit rule for its response?

Of course not.

Can the company sue me?

I'm not familiar with a case where a company sued a proponent for, say, making false and misleading statements in the supporting statement.

Can I communicate with shareholders?

Yes. You can also talk to the media, even issuing a press release. What you cannot do is ask other shareholders for their proxy ballot so you can be entrusted to vote their shares. That is, you can't do that unless you file your own proxy statement. That's an involved, and pricey/costly exercise. The filing fee alone is nearly $1,000, and then you must conform to a blizzard of rules. If a shareholder contacts you and volunteers their ballot to you (without you asking for it), you may take it with you to the annual meeting.

Does my name have to appear in the company's proxy?

That's up to the company. The company might list your name, address and the number of shares you hold. It could also simply state that this information will be provided to shareholders that inquire. If you want anonymity, or don't want your friends to see you

own $1 million worth of the nation's biggest polluter, you could ask the company not to publish your name, but the choice is theirs, not yours.

What if I do sell the securities? For example, what if a money manager handles my investments, and unbeknownst to me, sells out the stock.

The SEC puts it bluntly: "If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years."

What if the company adopts my resolution before the vote?

You've succeeded.

What if a company rep calls me and proposes a compromise?

You may choose to "negotiate." Especially with a resolution unlikely to win, you may decide to walk away with something rather than a lopsided defeat. And you can file another resolution next year.

Must I appear personally at the shareholders' meeting to present the proposal?

If you can't make it, you can ask someone else who can. You must provide them with a letter that states: "John Doe is hereby authorized to represent me at the Acme shareholder meeting, and to present the proposal on classified boards that I submitted." John Doe doesn't have to be a shareholder, but you probably should send him your proxy to show further that he represents you.

Consider the case of John Chevedden: He is not a securities attorney, he is not an attorney, he is not an economist, a veteran business manager, a tycoon, nor is he a board member.
Yet he has become one of the most active, accomplished and successful shareholder resolution proponents today.
In 1999 alone, his successes include: majority votes at
Airborne Freight, PG&E, Maytag, Northrop, and Boeing

The SEC warns: "If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years."

How do I trust the vote counting?

Many companies use outside auditors to tabulate. You may watch this, though it takes time, and you must go to some bank office away from the annual meeting. If the company doesn't use an independent tabulator, you can file a resolution asking for one; such resolutions often pass.

When can the company exclude my proposal?

Precisely when a company can exclude based on items other than clerical mistakes just discussed turns on specific rules. Corporate attorneys and shareholders hotly contest this language. As it happens, some of these rules undergo change, some have been subject to court cases and have been reversed. Obey them until you're ready to finance a legal case and know you will win.

A company can exclude, according to the SEC, if the proposal is:

"Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. . . . Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."

"Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. . . We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

"Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or
to further a personal interest, which is not shared by the other shareholders at large."

This is the language a company will cite that's discussed above in the Dow Jones case.

"Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

"Absence of power/authority: If the company would lack the power or authority to implement the proposal;

For example, one might wish that Mobil would work for justice in Nigeria, where it operates a state-sanctioned oil drilling operation. You could ask Mobil to leave the country altogether.

"Management functions: If the proposal deals with a matter relating to the company's ordinary business operations."

Just what is "ordinary business?" The common sense might be the color of the paint in corporate board room. And that is ordinary business. But for several years, the SEC considered all labor relations ordinary business. Even though the employment base might absorb 60 percent of the company's total expenses, even though announcements of a downsizing might send a stock price skyrocketing, even though companies such as Intel thrive or fail based on the intelligence of their computer innovators, the SEC declared this all ordinary business. Through a major lobbying offensive over several years, the SEC finally modified this. (This reversal came after considerable protest from the environmental community, interestingly enough.)

Environmental issues often come close to this exemption.

"Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body."

The intention of this is to prevent a shareholder from proposing a specific director for election. Sadly, it's not possible for your nominee to appear on the company's proxy. It does not refer to generalities about elections. You can ask for directors to be elected annually, as opposed to once every three years.

Intended or not, this section has also allowed companies to exclude proposals on such plain vanilla resolutions as asking for annual board elections if the proponent cites as justification that a particular director doesn't show up for meetings, or was recently convicted of embezzlement. Interesting as this information might be about that particular director, it "relates to an election" and God forbid that shareholders be informed of it.

"Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

"Substantially implemented: If the company has already substantially implemented the proposal;

"Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

"Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received: (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years; (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

A Final Word

Having read this blizzard of rules, you may be intimidated. But consider the case of John Chevedden. He will forgive me, I hope, if I dwell on what he is not: He is not a securities

analyst, he is not an attorney, he is not an economist, a veteran business manager, a tycoon, nor is he a board member. Yet he has become one of the most active, accomplished and successful shareholder resolution proponents today. In 1999 alone, his successes include: majority votes at Airborne Freight, PG&E, Maytag, Northrop, and Boeing.

Yes, there are some 200+ shareholder resolutions filed each year, there should be many more, with some 15,000+ public companies. And so much reform that needs a proponent.

Chevedden didn't enter the field last year. He began several years ago with a resolution at General Motors. GM successfully bounced him off the proxy because of a "personal grievance." (He learned some of the hard rules first.) He's tripped up on other rules as well (missed deadlines, etc.). He's also experienced the legal tyranny of management at annual meetings. He wasn't allowed to present his resolution at one company: management never called on his agent, and refused to listen when the agent sought the floor.

There should be more John Cheveddens. Yes, there are some 200+ shareholder resolutions filed each year, there should be many more, with some 15,000+ public companies. And so much reform that needs a proponent.


shame
There's a new movement to bring a sense of shame back to society, to deter practitioners of pernicious anti-social activities by means of acute personal embarrassment.
..Well, one can always hope.
I AM A CEO WHO PAID HIMSELF 190 TIMES MORE SALARY THAN HIS WORKERS
YOU EARNED IT.
TOLES

Toles © The Buffalo News. Reprinted with permission of Universal Press Syndicate. All rights reserved.

Appendix 1. Sample Resolutions: Environment

1. Resolutions submitted that deal directly with environmental issues.

The following resolution accompanied a broader effort to protect old growth forests.

WHEREAS: Old growth forests are the remnants of the world's original forests. While these forests cover less than 5% of the earth's surface, they are home to nearly 50% of the world's species. Old growth forests store extensive amounts of carbon and are therefore critical to moderating the effects of climate change. Old growth forests are home to more than 200 million indigenous people worldwide. Less than 20% of the world's old growth forests remain. Numerous ecosystems are under threat from logging, oil drilling, clearing and flooding;

A few tips on drafting.

Citing another authority will add more credibility.

Avoid opinion the company can criticize as

"false and misleading." The most unimpeachable source, of course, is the company itself. Let facts speak for themselves. If you must draw conclusions, place them in question form. "Is Acme the worst managed company in American history?" will more likely survive the SEC than the declarative form of this modest assertion.

By promoting markets for old growth timber, Home Depot is contributing to the needless destruction of these global treasures. Our company buys cedar and hemlock from the Great Bear Rainforest in British Columbia, mahogany from the Amazon Basin, and lauan and ramin wood from tropical forests in Southeast Asia. Ample supplies of second growth and plantation wood make reliance on old growth timber unnecessary;

Our company has been aware of this issue since at least 1992 and even pledged at that early date to phase out all wood that is produced unsustainably. Many other leading corporations including B&Q (the largest do-it-yourself chain in the UK), IBM, Hallmark, Hewlett-Packard, Kinko's, and dozens others have committed to eliminate all use, sale, or distribution of old growth wood, pulp, or paper;

Our company was the target of 85 demonstrations in October 1998 and continues to be a target at the openings of new stores. Home Depot was featured in a Time magazine article last October that highlighted our company's purchases and sales of old growth wood. Home Depot received at least 75,000 letters and phone calls last year on this topic. Our company received over 1,000 letters last Christmas from children, our future customers, urging us to stop selling old growth wood;

Growing opposition to the sale of old growth wood could have a significant impact on our company's image, profitability, and plans for growth. Home Depot's business and reputation as a good corporate citizen remains at risk until our company implements an effective policy of phasing out the sale of old growth woods;

RESOLVED: *Shareholders request the Board of Directors review Home Depot's policy on phasing out the sale of old-growth woods and issue a report, prepared at reasonable cost and omitting proprietary information, on its policy to shareholders by October 1999.*

We believe that Home Depot can gain competitive advantage in the marketplace by phasing out the sale of old-growth woods and increasing its sales of certified well managed woods.

2. CERES Principles. These principles are the most common environmental resolution voted on today. The CERES principles serve as part of the socially responsible investment community's response to the Exxon Valdez spill.

WHEREAS WE BELIEVE: Responsible implementation of a sound, credible environmental policy increases long-term shareholder value by raising efficiency, decreasing clean-up costs, reducing litigation, and enhancing public image and product attractiveness; Adherence to public standards for environmental performance gives a company greater public credibility than standards created by industry alone.

For maximum credibility and usefulness, such standards should specifically meet the concerns of investors and other stakeholders; Companies are increasingly being expected by investors to do meaningful, regular, comprehensive and impartial environmental reports. Standardized environmental reports enable investors to compare performance over time. They also attract new investment from investor companies which are environmentally responsible and which seek to minimize risk of environmental liability.

WHEREAS: The Coalition for Environmentally Responsible Economies (CERES) which includes shareholders representatives, and environmental expertsconsulted with corporations to produce the CERES Principles as comprehensive public standards for both environmental performance and reporting. Fifty-one companies, including American Airlines, Sunoco, General Motors, H.B. Fuller, Polaroid, and Bethlehem Steel, have endorsed these principles to demonstrate their commitment to public environmental accountability. Fortune-500 endorsers say that benefits of working with CERES are public credibility, "value-added" for the company's environmental initiatives;

In endorsing the CERES Principles, a company commits to work toward:

1. Protection of the biosphere,	**6. Safe products & services**
2. Sustainable natural resource use	**7. Environmental restoration**
3. Waste reduction and disposal	**8. Informing the public**
4. Energy conservation	**9. Management commitment**
5. Risk reduction,	**10. Audits and reports**

[Full] text of the CERES Principles and accompanying CERES Report Form obtainable from CERES, 11 Arlington Street, Boston, MA 02116, tel: 617/247-0700]. CERES is distinguished from other initiatives for corporate environmental responsibility, in being

(1) a successful model of shareholder relations

(2) a leader in public accountability through standardized environmental reporting; and

(3) a catalyst for significant and measurable environmental improvement within firms.

RESOLVED: *Shareholders request the Company to endorse the CERES Principles as a part of its commitment to be publicly accountable for its environmental impact.*

Appendix 2. Shareholders holding corporate

management accountable

Making a profit -- not sustaining regional and global ecological systems -- drives investment decisions by most institutional and private shareholders. Many shareholders are much more interested in governance and accountability. The resolutions just cited typically receive low votes. Wall Street figures many of them won't benefit profits. Another type of resolution that does receive a high vote involves corporate governance. The so-called "pill" resolution typically wins.

1. Poison Pill

A "poison pill" is a corporate doomsday device that protects a company by threatening to destroy it if a raider begins to acquire it. Also known as shareholder rights plans, "poison pills" originated in the mid-1980s as a device to thwart hostile bidders from purchasing controlling shares of a target company. Essentially, when a bidder reaches a certain threshold of ownership, such as 1%, 5% or 20%, the plan calls for an absurd and essentially fatal transfer of funds or additional stock to the current shareholders. No sane bidder would purchase beyond such a level because the company would become essentially worthless, as would the hostile bidder's own minority stake. Poison pills became anathema to the larger shareholder community and most major institutions wrote voting guidelines that instructed their proxy voting personnel to approve advisory resolutions calling for termination automatically.

Environmental resolutions typically receive low votes. Wall Street figures many of them won't benefit profits. Corporate governance resolutions often receive high votes.

"RESOLVED: *That the Shareholders of Anheuser-Busch Companies, Inc. urge the board of directors to redeem any shareholder rights plan unless the plan is approved by the affirmative vote of a majority of the outstanding shares at a meeting of the shareholders held as soon as possible; and that this policy apply to rights plans which currently exist, and to those that may be considered in the future.*" The shareholder's statement in support of the proposal is as follows:

"SUPPORTING STATEMENT: At any time, Anheuser-Busch's board may adopt a shareholder rights plan commonly known as a 'poison pill.' Shareholders are concerned that rights plans can serve to insulate boards and management from shareholder interests.

"Generally, we believe 'pills' depress a company's stock price and serve to insulate management. As a December 19, 1996 ***New York Times*** article notes, poison pills are not serving their original intention of protecting all shareholders: But if the Board has the power to suspend the pill for some bidders and not for others, it can then allow a friendly bidder to make a coercive offer while preventing a better offer from another suitor. That's not the way pills are supposed to work.

"For these reasons, we believe the unilateral adoption of this poison pill plan by the Board detracts from our company's broader relationship with its shareholders and harms shareholder value. Therefore, we urge a vote FOR the resolution."

2. Declassifying The Board

Some boards serve for one year; other serve staggered three year terms. This resolution, submitted for Weyerhaeuser's 1996 annual meeting aims for the entire board to face election annually.

"RESOLVED: *That the stockholders of Weyerhaeuser urge that the Board of Directors take the necessary steps to hold annual elections for all directors, and that this change shall be accomplished in a manner that does not affect the unexpired terms of directors previously elected.*"

A "poison pill" is a corporate doomsday device that protects a company by threatening to destroy it if a raider begins to acquire it.

"SUPPORTING STATEMENT. Currently, the Weyerhaeuser is composed of three classes of directors. Only a third of the board faces election each year; each individual director faces election once every three years. I believe that reducing the frequency of director elections reduces the accountability of each director to shareholders. Many shareholders have voiced growing concern about classified boards.

"In the case of the Weyerhaeuser board, I am concerned that management insulation from the long-term interests of shareholders has led the company to adopt counterproductive policies.

"Much of Weyerhaeuser's physical resources stem from a century old contract whose validity apparently requires the abiding and expensive attention of federal and state lobbyists. Such a fragile tether to hard assets may account for the Company's aggressive forest cutting. Having mined extensively its own lands, the Company now bids to cut on national forest property. And again, this initiative turns on the persuasion of lawmakers in state and federal seats of government. First, such aggressive depletion of assets may not serve long-term shareholder interests. Second, shareholders might be served by a more reliable understanding of the company's own claims on the resources it identifies as assets.

Poison pills became anathema to the larger shareholder community.

"I believe a company more attuned to shareholder interests would undertake a more reasoned and stable approach to asset management. While annual election of directors will not automatically achieve this goal, I believe it is an important first step.

"Therefore, I urge support for this resolution."

3. Independent directors

This resolution, also filed at Anheuser Busch, aims to remove conflicts of interest that might interfere with directors serving shareholders (as oppose to serving management).

"RESOLVED: *The shareholders urge that the board of directors adopt a policy that no board members shall serve if he or she is not an independent director. For these purposes, the board should adopt the following definition of independence to mean a director who:*

- *is not employed by the Company or an affiliate in an executive capacity;*
- *is not a member of a corporation or firm that is one of the Company's paid advisers or consultants;*
- *is not employed by a significant customer or supplier to the Company;*
- *has no personal services contract with the Company or one of it's [sic] affiliates;*
- *is not part of an interlocking directorate in which the CEO or any other executive officer of the Company serves on the board of another corporation that employs the director;*
- *and does not have any personal, financial, and/or professional relationships with the CEO or other executive officer that would interfere with the exercise of independent judgement by such director.*"

The purpose of this proposal is to incorporate a standard of independence that will permit objective decision making on compensation and other issues at Anheuser-Busch. "The current board includes many individuals who do not meet this standard of independence. The section of this proxy statement entitled 'Other Transactions Involving Directors, Officers, and Their Associates' detail the web of relationships. "These include: * Carlos Fernandez, Vice Chairman of the Board of Directors of Grupo Modelo and Diblo, and Chief Executive Officer of Grupo and Modelo, companies in which Anheuser-Busch holds considerable stakes, and is currently in the midst of disputed stock transactions. Mr. Fernandez serves on the Anheuser-Busch board as a representative of the Controlling Shareholders of Diblo. * James B. Orthwein, President and General Manager of Double Eagle Distribution. * Percy J. Orthwein II, Chairman of the Board of Double Eagle Distributing. Both men are the sons of board member James B. Orthwein. In 1997 Double Eagle purchased $38,735,202 of products from Anheuser-Bush [sic] Incorporated. * Steven Knight, a majority owner of City Beverage, L.L.C., is the son of board member Charles F. Knight. In 1997, Anheuser-Busch Incorporated entered into an agreement to acquire the assets of the Kent, Washington wholesalership and then agreed to assign the right to acquire the business to City Beverages, L.L.C. City Beverages L.L.C. paid $5,437,000 of [the} wholesalership. * Director William Webster is a partner at Milbank, Tweed, Hadley & McCoy, which Anheuser-Busch used for legal services in 1997.

"For the above reasons, we urge a vote FOR this resolution."

4. Splitting the Chair and CEO

Many CEOs also serve as the chair of the board. It's a comfortable life. But as the resolution below argues, there are good reasons for splitting these roles between two people. Some CEOs view this proposal as a confidence vote in their management performance. (And they don't like such tests.)

"RESOLVED: *That the shareholders of Anheuser-Busch Companies, Inc. urge the board to take the necessary steps to require that an independent director who was not formerly the chief executive of the company serve as chair of the board.*" The shareholder's statement in support of the proposal is as follows: The board's responsibility in

scrutinizing management plans may be reduced when the board chair is also the chief architect of the management plan in his or her capacity as chief executive officer. By requiring that the chair be an independent director, the board may be able to bring to bear more critical review of basic management plans.

"Numerous scholars have called for greater distinction between directors and management. An idea parallel to splitting the Chair and CEO is naming a 'lead' director, an idea championed by attorney Martin Lipton and Harvard Business School Prof. Jay Lorsch. Tyco has such a lead director, Philip Hampton. His role allows 'the Board to operate independently of management,' he explains. Adds Tyco CEO Dennis Kozlowski, 'It's a real good check and balance.'

Many CEOs also serve as the chair of the board. It's a comfortable life. But there are good reasons for splitting these roles between two people.

"Splitting the Chair and CEO, we believe, enhances these advantages through more formal acknowledgement that the board will be led by a non-management officer.

"For these reasons, we urge you to vote FOR this proposal."

5. Executive Compensation

While poison pills and classified boards may attract popular attention, the large sums some CEOs receive have gagged many observers. One of the most galling episodes: when the AT&T CEO received a major bonus in a year he admitted poor management would require a major downsizing. While popular with Main Street, however, such resolutions rarely fare well with Wall Street; Wall Street compensation is even richer. Here's a Teamster-advanced resolution.

"RESOLVED: *That Anheuser-Busch stockholders urge the Board of Directors take the necessary steps to adopt a policy that no executives may cash in on stock options within six months of the announcement of a significant workforce (more than 1% of total workforce) reduction.*" The shareholder's statement in support of the proposal is as follows: "SUPPORTING STATEMENT: Stock options were created to reward good performance. This proposal would help to ensure that options reward real improvements in performance, rather than short-term stock boosts which are sometimes associated with the announcement of major layoffs.

"While Wall Street may give a temporary boost to stock prices at layoff announcements, there is growing concern that downsizings do not translate into long-term benefits for shareholders. Author Timothy Carpenter likens such layoffs to 'converting your favorite horse to the commodity status of refined glue. Yes, it can be more efficient and profitable, but who or what will replace the horse?'

"A recent 7-year study of 25 large corporations noted that a 10% reduction in employment caused an average of only a 1.5% reduction in operating costs. After three years, the average downsized company's stock was up only 4.7%, compared with a typical increase of 34.4% for similar companies in the same field that didn't reduce staff

to the same extent. "As investors with a long-term horizon interested in building our investments into the next century, we believe long-term growth of Anheuser-Busch is served by linking options to long-term company growth, rather than stock market blips that have more to do with the zeitgeist on Wall Street than with the real value of the Company.

"For the above reasons we urge you to vote FOR this proposal."

Here is a resolution advanced by an individual shareholder about compensation at Citigroup:

WHEREAS, increases in CEO compensation continue to dwarf the compensation increases enjoyed by employees. Between 1990 and 1997, CEO cash compensation rose 82% and average total compensation (including stock options) rose 298% to $7,800,000, vastly exceeding the 22% increase in factory wages and S&P earnings growth of 110% (Business Week Survey of Executive Compensation; Bureau of Labor Statistics);

WHEREAS, in 1997, U.S. CEOs earned on average 326 times the average factory workers' pay, a dramatic rise from the 42 times reported in 1980;

WHEREAS, considering executive pay in the global context, U.S. CEOs make on average 1,871 times the average wage of Mexican maquiladora workers ($4,168 a year) and 15,600 times the minimum wage of workers in Vietnam ($500 a year), two of the many countries in which our company does business;

WHEREAS, in 1997 Citigroup's Co-CEO Sanford Weill was the highest paid CEO in the United States receiving $230,725,000 in total compensation. Mr. Weill has been among the top ten highest paid CEOs for the last six years. In each year since 1994 BUSINESS WEEK magazine has rated Mr. Weill as among the top five CEOs who "gave shareholders the least for their pay". Citigroup's other co-CEO, John Reed, has also shown up on lists of highest paid CEOs in recent years;

WHEREAS, during this period of skyrocketing costs in the executive suites, our company's leaders have been aggressively eliminating jobs in the name of cost-cutting and efficiency. Since 1987, Citigroup's predecessor Travelers Corporation cut nearly one-third of its workforce. The merger between Citicorp and Travelers is expected to eliminate a further 8,000 workers, or 5% of the combined company's workforce;

WHEREAS, growing research on effective organizations stresses the importance of empowering front-line workers, a goal undermined by compensation policies that reward top executives at the expense of workers closest to the customer;

WHEREAS, business leaders and thinkers ranging from J.P. Morgan to Peter Drucker have argued against wide pay gaps within enterprises and called for limits on executive pay based on multiples of worker compensation;

THEREFORE, BE IT RESOLVED, *that shareholders urge the Board of Directors to address the issue of runaway remuneration of CEOs and the widening gap between highest and lowest paid workers by: 1) Establishing a cap on total CEO compensation expressed as a multiple of pay of the lowest paid worker at Citigroup; 2) Preparing a*

report for shareholders explaining the factors used to determine the appropriate cap.

Appendix 3. Additional Resources to Help You

If you're going to start with resolutions, here are some resources to help you, listed in alphabetical order.

AS YOU SOW

Conrad McCarron helps steer initiatives through the bleak caverns of Wall Street. McCarron also works for Piper Jaffray, one of those Wall Street firms. (www.asyousow.org, 415.391.3212)

CALPERS

California Public Employee Retirement System (www.calpers.org). They get all the attention for activism and deserve most of it. Their website contains a massive on-line library. Their staff isn't really available for proponents; they're busy running a major pension fund. But their website contains more than you'll ever want to know. (www.calpersgovernance.org/library)

CERES

This investor-environmental alliance sprang from the 1989 Exxon Valdez disaster. The core is known as the Coalition for Environmentally Responsible Economies (CERES) and relies on environmental disclosure. This investor-environmentalist alliance uses the power of share ownership to persuade companies to adopt a set of environmental principles and produce public standardized annual environmental reports. (www.ceres.org) Leader: Robert Kinloch Massie, activist, investor, successful businessperson, Episcopal Minister, historian, published author and the guy I'd like to be when I grow up. The CERES board includes Michele Chan Fishel of Friends of the Earth. (www.ceres.org, 617.247.1700)

COUNCIL FOR INSTITUTIONAL INVESTORS.

The Council for Institutional Investors (CII) (www.cii.org; email: info@cii.org) somewhat cautiously describes that it "was formed to protect the financial interests of its member investors and pension funds. The CII and its member groups are actively involved in studying and promoting good corporate governance." Members include major public funds such as CalPERS, the New York City Employee Retirement System, Wisconsin's state fund, as well as major union funds, including the Teamsters, UNITE, Carpenters, etc. Former California politician Jesse Unruh conceived this alliance of capital bound by public interest. So potent did the concept become that corporations joined the membership ranks, first as observers, and in the last several years, as voting members and even officers.

When CII kicks into a campaign, they can muster more shares than any other single organization. (www.cii.org, 202.822.0800)

FRIENDS OF THE EARTH

Michele Chan-Fishel came relatively recently to the field, but has already established herself as an indispensable authority on the subject. She's also created a website to help you navigate the shareholder resolution process: (www.foe.org/international/shareholder, 202.783.7400)

HITCHOCK, CON,

An intelligent, hard working attorney, Con is a Ralph Nader veteran. By his unassuming manner, you might not realize that he's argued five cases before the Supreme Court and won them all. If you contact him, he may well offer counsel, and he lacks the profit incentive. Avoid exploitation, please, because he does have to make a living. Another hint: he's an emailer. (conh@transact.org)

ICCR

The Interfaith Center on Corporate Responsibility leads the league in activism, success and expertise. Founded in 1971, it includes 250 Protestant, Jewish and Roman Catholic institutional investors that use pension funds and endowments to hold corporations accountable for their effects on society and the environment. They began organizing and filing resolutions on South African Apartheid, community economic development and global finance, environment, equality, international issues, health and militarism.

Father Tim Smith, originally a Canadian, has toiled in the vineyards of shareholder activism for decades. Combining thoughtfulness with practicality, he may have achieved more corporate reform than any other individual. He deserves the Nobel Peace Prize. (www.domini.com/ICCR, 212.870.2295)

IRRC:

This brain trust of shareholder resolutions was created when South Africa activists with divestment proposals besieged universities. Their clients range from shareholding voters, to corporations fielding the resolutions, so they are at once "in the know" and at the same time bound by declared impartiality. You understand. They charge for their services, but the friendly staff, also relatively innocent to the profit motive, often offer keen information and insights. (www.irrc.org, 202.833.0700)

NAYLOR, BARTLETT

Consultant, former director of Teamsters Corporate Affairs Office, former Chief of Investigations, U.S. Senate Banking Committee. A book I'm trying to finish: "The Almighty Dollar: A Millennium History of Christian Thinking about Business." Email: bartnaylor@aol.com.

NORTHWEST CORPORATE ACCOUNTABILITY PROJECT

David E. Ortman gives step-by-step information on the shareholder resolution process on the web at http://www.scn.org/earth/wum/2Whatsr.htm and he guides you through the

maze of U.S. Securities and Exchange Commission regulations at http://www.scn.org/earth/wum/3SEC.htm

ROSE FOUNDATION

This relatively small shop that packed a major wallop at MAXXAM, the big Texas firm that took Pacific Lumber from the top of the Sierra Club ratings to the other side. Jill Ratner, Tim Little and Carla Din spearhead the effort. (510.658.0702)

SOCIAL INVESTMENT FORUM

The Social Investment Forum describes itself as a national nonprofit membership organization promoting the concept, practice and growth of socially responsible investing. (www.socialinvest.org, 202.872.5319)



The Spokesman-Review, *October 20, 1995. Copyright 1995,* The Spokesman-Review. *Used with permission of* The Spokesman-Review.

What You Can Do!

- **See the Railroads & Clearcuts Campaign shareholder activism web page: www.landgrant.org/shareholder.html. See what stocks are currently held by participating activists investors. You can post here what shares you own that can benefit from reforms through shareholder resolutions.**

- **Contact the *Railroads & Clearcuts Campaign*, www.landgrant.org, 509.838.4912, for seminars on capital strategies.**

- **File your own shareholder resolution - using the this guide and the helpful people and resources cited.**

S. 517 Division, Spokane, WA 99202-1365
Phone: 509.838.4912 Fax: 509.838.5155

Email: tlc@landscouncil.org
Internet: www.landscouncil.org

The Lands Council is a non-profit organization dedicated to the transition of the greater Columbia River ecosystem from resource exploitation to long-term community and biological sustainability

All contributions are tax deductible

Citation | Search Result | Rank(R) 2 of 2 | Database
1995 WL 67321 | | | FSEC-NAL

(Cite as: 1995 WL 67321 (S.E.C. No - Action Letter))

(SEC No-Action Letter)

***1 Plymouth Rubber** Company, Inc.
Publicly Available **February 16, 1995**

LETTER TO SEC

January 24, 1995

Office of the Chief of Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: **Plymouth Rubber** Company, Inc.
Rule 14a-8--Stockholder Proposal by Ido E. Colantuoni

Gentlemen:

This letter is a brief reply to Mr. Colantuoni's January 12, 1995 letter (attached hereto) to the Director of the Division of Corporation Finance opposing the request of **Plymouth Rubber** Company, Inc. (the "Company") as set forth in my letter to you of December 27, 1994 (attached hereto), for "no-action" concurrence of the Staff as to the omission of Mr. Colantuoni's proposal from the Company's Proxy Statement in respect of its 1995 (and 1996) Annual Meeting of Stockholders. While the Company vigorously disputes many of Mr. Colantuoni's factual and legal assertions, particularly as to the number of proposals contained in his original submission, we were encouraged to find an assertion with which we agreed.

When one sifts through all of the recitals of unfairness contained in Mr. Colantuoni's opposition, there remains his clear admission that "At the Annual Meeting I withdrew my proposal in a very formal manner. To withdraw a matter on the agenda does require any explanation of the time. This was my proposal and I have every right to withdraw the proposal based on the circumstances present at the time".

This admission of Mr. Colantuoni supports, rather than controverts, Mr. Hamilburg's statement contained in his affidavit appended to my December 27, 1994 letter. Therefore, there is no dispute as to the fact that Mr. Colantuoni failed to present his proposal at the 1994 Annual Meeting without any explanation, let alone "good cause" (e.g., a snowstorm delayed his arrival at the meeting, or the arising of some sudden illness or other personal emergency resulting in his failure to attend the meeting and to timely arrange for attendance by a suitable representative.) However, Mr. Colantuoni, in attendance at the meeting (and no stranger to Rule 14a-8), of his own volition and without any compulsion failed to present his proposal at the 1994 Annual Meeting.

Rule 14a-8(a)(2) provides specific relief for a Registrant where a proponent has abused the proposal process. The actions of Mr. Colantuoni are exactly the kind of conduct which the Rule is intended to remedy.

I respectfully reiterate the Company's request that the Staff not recommend enforcement action should Mr. Colantuoni's proposal be excluded for the reasons

set forth in my December 27, 1994 letter.

Very truly yours,
Paul Bork
FRIEDMAN & ATHERTON
Exchange Place
53 State Street
Boston, MA 02109
Telephone 617-227-5540

ENCLOSURE

January 12, 1995

Linda Quinn
Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Avenue, N.W.
***2** Washington, D.C. 20549 FAX 202 272 2677
RE: Shareholder Proposal for the **Plymouth Rubber** Company, Inc. 1995 Annual Meeting/Proxy Statement by Ido E. Colantuoni

Dear Ms. Quinn:
Pursuant to SEC Rule 14a-8(e), the undersigned believes the statement in opposition as stated in a letter dated December 27, 1995 addressed to the Office of the Chief of Counsel, Division of Corporate Finance, Securities and Exchange Commission which was signed by Paul Bork of Friedman & Atherton contains materially false and/or misleading statements as follows:

1. Mr. Maurice J. Hamilburg statement made on December 22, 1994 (Mr. Bork's EXHIBIT F Item # 3 states that "The Meeting commenced at approximately 10:00 a.m. on April 21, 1994." This is not correct because the meeting began at 10:30 a.m delayed because Hamilburg's invited representatives of the American Stock Exchange did not arrive on time as scheduled in the 1994 Proxy Statement. Mr. Hamilburg's delayed opening of the meeting without any explanation for the delay to his shareholders. The meeting opened upon their arrival, but the net impact of the delay was to shorten the time frame to for shareholders to ask questions.

2. Mr. Hamilburg's statement in EXHIBIT F, # Item 6 in which he states that ... "if the proposal had not been withdrawn, it would have been defeated with less than 1.5% of the shares in attendance voting in favor." This is false statement because if I had not withdrawn the proposal and voted in person my shares represented more than 7% of the outstanding stock. In addition, there were others at the meeting in person and proxy who would have voted in favor of the proposal. Hence, if an actual count was taken I estimate that about 15% of the shares would have been voted in favor of the proposal. Again, Mr. Hamilburg's falsely reported in the submission of matter to vote of security holders (Item $4 Form 10 Q) dated July 8, 1994 signed by D.E. Wheeler, Vice President--Finance. Since there was no vote because of the withdrawal the Company's shareholders were given false numbers and not told that proposal had

been withdrawn and no vote taken. See Attachments A and B.

3. Mr. Bork's submission failed to include a copy of my amended proposal dated December 10, 1994 which made several minor format and word changes. Mr. Bork's EXHIBITS A and C are not true copies of the originals sent to the Company. True copies of the original are shown in Attachment C, D and E.

4. Mr. Hamilburg in a letter dated November 21, 1994 in response to my proposal stated: "I am sincerely puzzled by your intent" and concluded: "I respectfully suggest that you withdraw your letter." I do not believe that a withdrawal would be in the best interest of the Company's shareholders. Mr. Bork's fails to include a copy of my letter December 9, 1994 to Ms. Deborah K. Wizel, Corporate Counsel of the Company. I don't see why Mr. Hamilburg is "puzzled" by the intend of the proposal. I have brought his attention to these ideas at many meetings at the Company and at annual meetings. Shareholders want to know all news of the Company, but are simply not getting it compared to other companies of the same size. In view of my previous experience with Mr. Hamilburg, I cannot agree with his statement that: "While I cannot gurantee that we will agree, I can guarantee that you will have a better chance of getting your ideas adopted by discussing them with me than by lobbing them over the transom as shareholders proposals." My shareholder proposal is a meritorious one and in the best interest of all the Company's shareholders. See Attachment F and G.

***3** 5. Ms. Wizel in her letter of November 23, 1994 stated to me stated: .. "please advise me in writing which proposal is being submitted under the SEC rules for inclusion in the Proxy statement and amend your supporting statement accordingly." Mr. Bork in letter of December 27, 1994 stated that "The proponent ignored the substance of the Company's request and simply (and disingenuously) modified the format of this defective submission." Both Ms. Wizel and Mr. Bork have refused to recognize the objective of the proposal which request the Board of Directors of the Company to upgrade the Company's financial communications with its shareholders and the financial community. These words are ignored by Ms. Wizel and Mr. Borg. They have ignored the main thrust of the proposal. There is only one proposal. Although there are only three measures listed to carry out the proposal many other means to carry out the same objective could have been included but were not because of the 500 word limitation. Moreover, Wizel in her letter fails to address the objective of the proposal but is trying to kill a portion of the proposal by giving me an "either or option" which was not acceptable to me. Her statement does not invite any analysis or comment; hence, Mr. Bork's comment that proponent was given the "opportunity to cure defect" is meaningless and false. The recommended quarterly report to shareholders is necessary to accomplish the aims of my original proposal and does not represent any change in the target dates as established under the SEC proxy rules. The two amendments modified the original proposal but did not change any way the conceptual framework of the original prosposal.

6. Mr. Bork states that the Post Annual Meeting Report represents "a reporting program (substantially duplicative of the existing requirements under Item #4 of Form 10Q) as to the business conducted and discussed at said annual meeting." This may be the SEC requirement but in practice the Company has never fully reported the proceedings of its annual stockholder meetings as is being recommended under my proposal. I have reviewed the Company's 10 Q's for the past ten years and have concluded that Mr. Bork's statement is not true. As indicated

in Item 2 above, in the Company's July 8, 1994 the Company reported false information regarding my proposal concerning the recommended delisting from the American Stock Exchange. The truth of the matter is that the Company does not issue press releases on its annual meetings, does not invite the press and does everthing possible to keep attendance down and meetings short. The recommended report is necessary to give the shareholder the facts of the annual meeting; something that has never been done in the past. See Attachment A and B.

7. Mr. Bork states that "Mr. Colantuoni's recent correspondence is further evidence of his unceasing attempts to use the the mechanism established under Rule 14a-8 solely for the purposes of advancing his personal agenda without regard to the benefits to the stockholders as a group. This personal campaign has utimately resulted in needless expenditure of corporate funds." Mr. Borg's statement regarding "personal agenda" is an outright false statement. Clearly, the measures being recommended will benefit all shareholders of the Company; especially those unable to attend the annual meeting and Class B shareholders who do not receive a copy of the proxy statement and several years ago the Company failed to send them a copy the Annual Report and had to arrange a special mailing after I issued a letter of complaint to the Company and the SEC. My records on the Company clearly show that all shareholder requests are considered personal in nature and are always rejected because the Company believes that individual shareholder actions cannot provide benefits to all shareholders. Nothing could be further from the truth. To continue to support its view the Company cites the Andrew Shabshelowitz v Fall River Company case decided by the Supreme Judicial Court of MA decided in 1992. Company uses case to "boiler plate" replies to shareholders.

***4** 8. In regard to last years proposal, Mr. Bork states: "In anticpation of a reasoned discussion on the merits thereof, the Company had invited resprsentatives of the American Stock Exchange, Inc (including its Chief Economist and its Senior Counsel) to attend the meeting and present to the stockholders attending an analysis, supporting the Board's position that Mr. Colantuoni's proposal should be rejected by the stockholders. The time and effort of these senior officers of the Exchange was also wasted." I have no problem with having the AMEX vistors at the meeting. However, I believe the required practice in submitting proposal information under SEC rules is for the registrant and the proponent to exchange information. I believe fair play required that the Company advise me that the AMEX officials would testify in support of the Company's position on the proposal The Company failed to provide any notice. They failed to provide equal opportunity to me to bring experts to the meeting to provide professional support for my proposal. Moreover, the Company denied my request for a shareholder list so I could contact them concerning my proposal. Again it was viewed as a personal matter and not in the best interest of all shareholders. As indicated above, the annual meeting last year was delayed by one-half hour until the arrival of the AMEX officals. They were not introduced to the others present in the room. The AMEX officals made no comments, but they took a lot of notes. Mr. Hamilburg never announced the reason for their presents. I have been present all of the Company's annual meetings over the last ten years. I am no stranger. At the meeting I withdrew my proposal in a very formal manner. To withdraw a matter on the agenda does not require any explanation at the time. This was my proposal and I have every right to withdraw the proposal based on the circumstances present at the time. Mr. Hamilburg never

asked either during or after the meeting as to why I withdrew the proposal. He had every opportunity to do so but did not. As indicated in Mr. Hamilburg's attached letter of November 21, 1994, in which he states that a "as a practical matter, you are aware that shareholder proposals would require the support of my family's vote to pass" it seems to me that on a objective basis (vote count) Mr. Hamilburg did not need the support of the AMEX officials. Viewed in this way, Mr. Bork is correct in saying: "The time and effort of these senior officers of the Exchange was also wasted. Hence, Mr. Bork is right for the wrong reasons. Given these facts and the failure of Mr. Hamilburg to provide adequate notice so I could obtain outside professional experts on the subject put me in an uncompetitive position in the establishment of the historical record of the proposal. Because of this unfair advantage, I decided to withdraw the proposal. Now the slate is clean for a new proposal on a NASDAQ listing at the appropriate time at which time each side can be have representatives of their choice at the annual meeting. Accordingly, it is requested that the position of the Company on this issue be rejected and not used to obstruct the processing of the present and future proposals in 1996.

***5** In conclusion, I respectfully request that the Securities and Exchange take appropriate enforcement action requiring the Company to include my December 10, 1994 (amended) proposal in the Company's Proxy Statement for the 1995 Annual Meeting.

Very truly yours,
Ido E. Colantuoni

ENCLOSURE

December 27, 1994

Office of the Chief of Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: **Plymouth Rubber** Company, Inc.--Stockholder Proposal Submitted by Ido E. Colantuoni

Gentlemen:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), I enclose on behalf of **Plymouth Rubber** Company, Inc. (the "Company") six copies of each of (i) a stockholder proposal submitted to the Company by Ido E. Colantuoni (the "Proposal") for inclusion in the proxy materials related to the Company's 1995 Annual Meeting of stockholders (the "Meeting") and Mr. Colantuoni's statement in support of the Proposal (the "Supporting Statement") and (ii) this letter which states the factual and legal reasons for the omission of the Proposal and Supporting Statement from the Company's proxy materials. On behalf of the Company, I request a determination by the Staff of the Commission that it will not recommend enforcement action to the Commission should the Company omit the Proposal and Supporting Statement from the Company's proxy materials for the Meeting.

PROPOSAL

Proposal is embodied in Mr. Colantuoni's letter dated November 14, 1994, as "corrected" by subsequent facsimile of November 15, 1994 (attached as Exhibit A hereto). The Proposal contains two "resolutions"; the first resolution requesting the Board to take action to cause the annual meeting of stockholders to be held at the Company's facility in Canton, MA; and the second resolution requesting the Board to cause certain reports to be sent to the stockholders with respect to the business conducted and discussed at the annual meeting. These two resolutions clearly constitute two distinct substantive proposals.

By letter dated November 23, 1994 (a copy of which is attached as Exhibit B hereto) the Company requested pursuant to Rule 14a-8(a)(4), that Mr. Colantuoni identify which of the two substantive proposals he was selecting as his submission in accordance with the rule and amend his supporting statement accordingly.

By letter dated December 7, 1994 (a copy of which is attached as Exhibit C hereto), Mr. Colantuoni submitted his "amended" proposal (the "Amended Proposal") which did no more than combine his original two resolutions into a single resolution and, in absolute disregard of Rule 14a-8(a)(3), added yet a third substantive proposal requesting the preparation and distribution of quarterly reports to stockholders.

BASES OF OBJECTION

1. Rule 14a-8(a)(4).

On its face, the Proposal requests action on at least two distinct substantive matters. The first deals with location of the Company's annual meeting, a matter of Board discretion under the By-Laws. The second deals with a reporting program (substantially duplicative of the existing requirements under Item 4 of Form 10-Q) as to the business conducted and discussed at said annual meeting. The Company rightfully requested, in a timely fashion that the proponent identify which substantive proposal he wished be included in the soliciting materials consistent with the one proposal per proponent limitation established in Rule 14a-8(a)(4).

*6 The proponent ignored the substance of the Company's request and simply (and disingenuously) modified the format of his defective submission. We have advised the Company that the proposal constitutes two distinct substantive proposals and, therefore, violates Rule 14a-8(a)(4). We have also advised the Company that, upon the Company's notice to the proponent of the defect and the provision of the required opportunity to cure the defect, his amended submission fails to respond, let alone cure, the same, and, therefore, the Proposal remains in violation of Rule 14a-8(a)(4) and may be omitted from the proxy materials for the Meeting.

2. Rule 14a-8(a)(3).

In the event the staff disagrees with our conclusion set forth above with respect to Rule 14a-8(a)(4), we request that the Staff concur in our conclusion that Clause (3) of the Amended Proposal, which requests the establishment of a

quarterly reporting to stockholders program and which was submitted for the first time by letter dated December 7, 1994, may be excluded from the soliciting materials for the Meeting as untimely.

Attached as Exhibit D is a copy of a portion of the Company's Proxy Statement dated March 18, 1994 identifying November 18, 1994 on the cut-off date under Rule 14a-8(a)(3)(i) for proposals to be included in soliciting materials for the Meeting. The substantive proposal referred to in Clause (3) of the Amended Proposal was never included in the original submission of the proponent, and the merits of the inclusion of the original submission notwithstanding, has been submitted for the first time almost three weeks late. The proponent cannot expand the time for submission of proposals by purporting to amend an earlier proposal with a substantively different or additional item. Because of the lack of timeliness, the Company should not, in any event, be required to include in its solicitation materials the propoal contained in Clause 3 of the Amended Proposal.

3. Rule 14a-8(a)(2)

In the Company's view, Mr. Colantuoni's recent correspondence is further evidence of his unceasing attempts to use the mechanism established under Rule 14a-8 solely for purposes of advancing his personal agenda without regard to the benefits to the stockholders as a group. This personal campaign has ultimately resulted in needless expenditure of corporate funds. As a result of this conclusion, the Company also seeks concurrence by the Staff that it will not recommend enforcement action to the Commission, if the Company, irrespective of the conclusion as to Mr. Colantuoni's compliance with Rule 14a-8(a)(3) or (4), omits any proposal submitted by Mr. Colantuoni for inclusion on the Proxy Statement for the 1995 Annual Meeting on the basis of his failure without good cause to present his proposal submitted under Rule 14a-8 for consideration of the 1994 Annual Meeting of stockholders of the Company. Mr. Colantuoni's proposal for the 1994 Annual Meeting was included as Proposal No. 4 in the Company's definitive Proxy Statement dated March 18, 1994 (a copy of which is attached as Exhibit E hereto).

***7** Mr. Colantuoni attended the 1994 Annual Meeting. Following the approval of Proposal No. 3, Mr. Maurice J. Hamilburg, the Company's President who presided at the Meeting, called upon Mr. Colantuoni to present his proposal and to briefly speak on its merits. Mr. Colantuoni took the floor and unilaterally withdrew his proposal, without comment or discussion and without any vote. (See Mr. Hamilburg's affidavit attached hereto as Exhibit F.)

Thus Mr. Colantuoni, in submitting his proposal pursuant to Rule 14a-8 put the Company through effort and expense only to withdraw it, without even a reason. In anticipation of a reasoned discussion on the merits thereof, the Company had invited representatives of the American Stock Exchange, Inc. (including its Chief Economist and its Senior Counsel) to attend the meeting and present to the stockholders attending an analysis, supporting the Board's position that Mr. Colantuoni's proposal should be rejected by the stockholders. The time and efforts of these senior officers of the Exchange was also wasted.

We have advised the Company that Mr. Colantuoni's unilateral withdrawal of his proposal to the 1994 Annual Meeting constituted a failure to present the proposal at the meeting without good cause, and that, in accordance with Rule

14a-8(a)(2), the Company is not required to include any proposals submitted by Mr. Colantuoni in the Company's proxy soliciting materials for any meeting held in 1995 or 1996.

Given the harsh nature of the "penalty" under Rule 14a-8(a)(2), the Company wished to consider any new proposal by Mr. Colantuoni in the light of its particular merits. However, given Mr. Colantuoni's refusal to voluntarily comply with the rules established under Rule 14a-8, the Company has asked us to request the Staff concurrence as not recommending any enforcement action if the Company omits Mr. Colantuoni's proposal pursuant to Rule 14a-8(a)(2).

REQUEST FOR CONCURRENCE IN OMITTING PROPOSAL

On behalf of the Company, I respectfully request that the Staff of the Commission not recommend enforcement action, should the Company omit the Proposal and Supporting Statement from the Company's proxy materials for its 1995 Annual Meeting of Stockholders and similarly omit any other or subsequent proposal of Mr. Colantuoni from any soliciting materials in 1996 as well.

A copy of this letter and its attachments are being sent to Mr. Colantuoni simultaneously with this filing. The Company expects to mail definitive proxy materials to stockholders for its 1995 Annual Meeting on or about March 20, 1995. Please call the undersigned with any questions you may have concerning this matter.

Please acknowledge receipt of the letter and its enclosures by stamping the enclosed additional copy of this and returning it in the enclosed addressed stamped envelope.

Very truly yours,
Paul Bork

ENCLOSURE

***10** November 14, 1994

Board of Directors
c/o Duane E. Wheeler, Vice-President--Finance
***11 Plymouth Rubber** Company, Inc.
104 Revere Street
Canton, Massachusetts, 02021-2996
FAX 617 828 6041
RE: Shareholder Proposal for the 1995 Annual Meeting and Proxy Statement

Dear Sirs:

I, Dr. Ido E. Colantuoni, the undersigned stockholder, P.O. Box 28231, Washington, D.C. 20038, being the owner of 66,600 shares of Class A Common Stock make the following proposal:

RESOLVED: that the shareholders of the **Plymouth Rubber** Company, Inc. (Company) assembled in the 1995 Annual Meeting in person and proxy hereby request the Board of Directors of the Company to take action to hold on a regular basis the Company's Annual Meeting at the Company's Headquarter in Canton, Massachusetts (Canton) except in those years the Board deems because of special circumstances

that the Annual Meeting be held elsewhere.
RESOLVED: that the shareholders of the Company assembled in the 1995 Annual Meeting in person and proxy, hereby request the Board of Directors of the Company to take action to provide a Post-Annual Meeting Report to all shareholders (Class A & B) of the Company within 60 days from the date of the Annual Meeting. It is proposed that Report include the questions and answers considered at the Annual Meeting, a summary of the discussion on all matters, a statistical statement on the actual vote for and and against all resolutions and a summary statement of the President's business review and outlook for the Company statements.
The above proposal is made based upon the experience of the undersigned by his active participation in Annual Meetings and discussions with management during plant visits and tours over an approximate 10 year period. Holding Annual Meetings in Canton is recommended for the following reasons: (1) will offer shareholders a more realistic setting to conduct the meeting than is possible in the law offices of Friedman & Atherton, 27th Floor 53 State Street, Boston, Massachusetts; the Canton location will enable shareholders and others to better appraise the Company's physical assets and the public infrastructure supporting the Company's activities; (2) will avoid traffic congestion and parking problems of downtown Boston; (3 will reduce legal and space costs paid to Friedman & Atherton either directly or indirectly (4) will provide to an opportunity to better appreciate and assess the environmental concerns of the Company and EPA; (5) will enable shareholders to meet the senior operating management which have not been previously available in Boston; (6) will enable employee shareholders to attend the Annual Meeting with minimum lost time from their jobs and an open free opportunity to learn more about the Company for off-shift workers; (7) will provide an incentive for more shareholders and members of the local press to cover the meeting e.g. Boston Globe Weekly Edition, Canton Journal and the Patroit Ledger which have all run stories on the Company from time to time but have not been in attendance at the Boston Annual Meetings. The Post-Annual Report will enable all public shareholders to learn about the proceedings of the Annual Meeting. The proposed actions will upgrade the Company's financial communications--a most essential ingredient necessary to enhance shareholder value.

***12** Very truly yours,
Dr. Ido E. Colantuoni, Shareholder

ENCLOSURE

November 23, 1994

Mr. Ido E. Colantuoni
6286 Dunaway Court
McLean, Virginia 22101

Dear Mr. Colantuoni:
This is in response to your letters dated November 14, 1994, November 17, 1994, and November 18, 1994 to the Board of Directors, c/o Duane E. Wheeler, Vice President, Finance, Of **Plymouth Rubber** Company, Inc., (the "Company").

With regard to your letter of November 14, 1994, as amended, submitting material purportedly for inclusion in the Company's Proxy statement for the 1995 Annual Meeting of shareholders, please be advised that, pursuant to the Regulation 14A-8(a)(4) promulgated by the Securities and Exchange Commission, a shareholder may only request that the shareholders of the Company consider one proposal per year. On its face, your initial resolution deals with location of the Annual Meeting of shareholders and the second, with a specific report on the results of the Annual Meeting. Without waiving any other objections which Plymouth may have regarding the then remaining proposal, please advise me in writing which proposal is being submitted under SEC rules for inclusion in the Proxy statement and amend your supporting statement accordingly.

Secondly, concerning your request for the Company's shareholder list, pursuant to SEC rules, the Company is prepared to effect any mailing on your behalf of any soliciting materials.

As of the date of this letter, there are approximately 519 record holders and 1200 beneficial holders of Class A and Class B Common Stock, respectively. The cost of mailing proxy materials to a like number of shareholders would be approximately $3,000.00.

In addition, please be advised that under Massachusetts law, your stated purpose for examining the shareholder list to "mail a survey questionnaire concerning the attached proposal dated November 14, 1994. Follow-up telephone calls, interviews and fax communications will follow as deemed necessary ..." is not a proper purpose for the production to you of the stock and transfer records of the Company.

Therefore, except as set forth above, your request for a shareholder list is denied.

A copy of Mr. Paul Bork's letter to you dated January 11, 1994 is attached for your reference.

Please direct any communications regarding the foregoing to the undersigned.

Very truly yours,
Deborah K. Wizel
Corporate Counsel

ENCLOSURE

November 14, 1994 (Original)

Board of Directors
c/o Duane E. Wheeler, Vice President--Finance
Plymouth Rubber Company, Inc.
104 Revere Street
Canton, Massachusetts, 02021-2996
FAX 617 828 6041
RE: Shareholder Proposal for the 1995 Annual Meeting and Proxy Statement

Dear Sirs:

I, Dr. Ido E. Colantuoni, the undersigned stockholder, P.O. Box 28231, Washington, D.C. 20038, being the owner of 66,600 shares of Class A Common Stock make the following proposal:

REVOLVED: that the shareholders of the **Plymouth Rubber** Company, Inc. (Plymouth/Company) assembled in the 1995 Annual Meeting in person and proxy hereby request the Board of Directors of the Company take action to upgrade the Company's financial communications with all of its shareholders and the financial community by the adoption of the following specific measures: (1) hold the Company's Annual Meeting at the Company's Headquarters in Canton, Masssachusetts, except in any year the Board deems it necessary because of special circumstances to hold the Annual Meeting elsewhere: (2) ?? shareholder (Class A and B) a Post Annual Meeting Report within 60 days from the date of the Annual Meeting; the contents of the Report should include, but not limited to, questions and answers considered at the Annual Meeting, vote count on all resolutions and the President's usual comments on the outlook for Plymouth's business in the remainder of the year after the Annual Meeting; (3) mail to each shareholder (Class A and B) a brief one or two page quarterly report, except for the fourth quarter, providing key balance sheet and profit and loss figures with comments on the significant events and progress during the quarter.

SUPPORTING STATEMENT:

***13** The above proposal is made based upon the experience of the undersigned by his active participation at the Company's Annual Meetings, plant visits, conversations with other shareholders of the Company and general knowledge of the policies practices of other public companies of the same size as Plymouth. The specific measures are recommended for the following reasons: (1) will offer shareholders a more realistic setting to conduct the meeting than is possible in the law offices Fridman & Atherton, 27th Floor, 53 State Street, Boston, MA; (2) the Canton location will enable shareholders and others to better appraise the Company's facilities and the public infrastructure supporting the Company's activities; (3) will avoid traffic congestion and parking problems in downtown Boston; (4) will reduce legal and space costs paid to Friedman & Atherton either directly or indirectly; (5) will provide an opportunity to better appreciate and assess the environmental concerns of the Company EPA and public agencies; (6) will enable shareholders to meet senior operating management which have not been available in Boston; (7) will make it easier for employees to attend the Annual Meeting; (8) the three measures will jointly help to publize the Company, improve its visibility among its shareholders and improve its financial relations with shareholders and the financial community; (8) the Post Annual Meeting Report will enable all shareholders and others to learn about the proceedings of the Annual Meeting; (9) the quarterly fiscal reports will significantly improve the Company's reporting to its shareholders; (10) In a nutshell, the proposal will have a positive impact on its financial communications--a most essential ingredient needed to enhance shareholder value in the market place.

ENCLOSURE

March 18, 1994

PROPOSAL No. 4

STOCKHOLDER PROPOSAL

Dr. Ido Colantuoni, stockholder, P.O. Box 28231, Washington, DC 20038, being the owner of 57,600 shares of Class A Common Stock makes the following proposal:

"RESOLVED: that the shareholders of the **Plymouth Rubber** Company, Inc. (Company) assembled in the 1994 Annual Meeting in person and proxy, hereby request the Board of Directors of the Company to take immediate action to make a formal application for listing and the listing of the Company's Common Stock (Class A and B) on the OTC/BB market.

RESOLVED: that the shareholders of the Company assembled in the 1994 Annual Meeting in person and proxy, hereby request the Board of Directors of the Company to take immediate action to make a formal application to the American Stock Exchange (ASE) to withdraw the listing of the Company's Class A and B common stock shares.

SUPPORTING STATEMENT: After years of extensive financial research and actual market experience as an investor in the Company's shares listed on the ASE, I, Dr. Ido E. Colantuoni, Ph.D. (Financial Economics), find that it will be in the best interest of the Company and its shareholders to list Class A and B shares on OTC/BB and withdraw listing from the ASE. The OTC/BB market will provide greater market liquidity for the shares; it will foster a better and broader sponsorship of the Company by the multi market makers; it will improve the visibility of the Company, e.g., through the release of periodic research reports by the firms of the market makers; it will create a more positive market environment because of the continuous competition among the market makers; it will create a more viable and efficient market in which the Company's market capitalization value will be better correlated with its financial performance than is now being provided on the ASE with a single specialist making a market for the shares. In recent years many companies have moved from ASE to other markets. For example, on October 14, 1993, Tee Comm Electronics became the 13th company to leave ASE for NASDAQ during the last 12 months. Al Bahnman, Chairman of the Board of Tee Comm Electronics, said: 'The NASDAQ listing will make it easier for analysts and investors to follow our company.' The same statement is applicable to the **Plymouth Rubber** Company when listed on OTC/BB. As a large shareholder of the Company, I strongly recommend the approval of the proposal without any reservations."

Board of Directors Response

***14** The Board of Directors believes that the listing of the Class A and Class B Common Stock of the Company on the American Stock Exchange, Inc., continues to serve the interests of the stockholders and the Company better than the alternatives, including that suggested in the proposal by Dr. Colantuoni. Therefore the Board of Directors recommends a vote against Proposal No. 4.

PROPOSAL No. 5

RATIFICATION OF THE APPOINTMENT OF PRICE WATERHOUSE AS AUDITORS

The persons named in the accompanying proxy card as attorneys and proxies

intend, unless otherwise instructed, to ratify the appointment of Price Waterhouse as independent auditors of the Company for the next fiscal year. The Board of Directors has voted to approve Price Waterhouse to audit the accounts of the Company for the year ending December 2, 1994. Since their report will be addressed to the stockholders, the holders of Class A Common Stock are asked to ratify this selection. Submission to the stockholders of the ratification of the appointment of Price Waterhouse as auditors is not required and such appointment will remain in effect if not approved by the stockholders.

The Board of Directors recommends a vote in favor of this proposal.

Price Waterhouse is expected to have a representative at the Annual Meeting of Stockholders who will have an opportunity to make a statement if he desires to do so and who will be available to respond to appropriate questions.

GENERAL

Stockholder Proposals for Next Annual Meeting

In accordance with Rule 14-a 8 of the Exchange Act, stockholders desiring to have proposals to be included in the Company's proxy materials for the 1995 Annual Meeting must be received by the Company, for its consideration, on or before November 18, 1994.

Other Matters

Management knows of no other matters to be brought before the meeting. If any other matters not mentioned in this Proxy Statement are properly brought before the meeting, the persons named in the enclosed Class A proxies intend to vote such proxies in accordance with their best judgment on such matters.

Stockholders are urged to vote and send in their proxies without delay.

PLYMOUTH RUBBER COMPANY, INC.

ENCLOSURE

COMMONWEALTH OF MASSACHUSETTS

NORFOLK, SS.

CANTON, MA

I, Maurice J. Hamilburg, being over eighteen years of age, do depose and say as follows:

1. I am and have been since 1987 the President of **Plymouth Rubber** Company, Inc. (the "Company"), a Massachusetts corporation with a principal place of business located at 104 Revere Street, Canton, Massachusetts 02021.
2. The 1994 Annual Meeting of Stockholders (the "Meeting") of the Company was held on Wednesday, April 21, 1994, at the offices of Friedman & Atherton, 53 State Street, Boston, MA 02109. I acted as the presiding officer at the Meeting.
3. The Meeting commenced at approximately 10:00 a.m. on April 21, 1994.
4. Ido E. Colantuoni, a stockholder of the Company known personally to me, was in attendance at the Meeting. Following the conclusion of the vote of the

stockholders on Proposal No. 3 included in the Company's Definitive Notice and Proxy Statement dated March 18, 1994, for the Meeting, I, as the presiding officer, called upon Mr. Colantuoni to present his proposal at the Meeting for action and to make a statement in support of the adoption of his proposal.

***15** 5. Mr. Colantuoni took the floor and summarily announced that he was withdrawing his proposal, without any explanation or any indication of reason therefor.

6. According to the tabulation of proxies provided by the First National Bank of Boston, the Company's transfer agent, of the 732,247 shares of Common Stock voting in person or by proxy at the Meeting, proxies for 9,288 shares were in favor of Mr. Colantuoni's proposal, 520,122 against, 803 abstained and no vote was indicated on proxies for 202,034 shares. Therefore, if the proposal had not been withdrawn, it would have been defeated with less than 1.5% of the shares in attendance voting in favor.

The foregoing statement is made under the pains and penalties of perjury this 22nd day of December, 1994.

Maurice J. Hamilburg

ENCLOSURE

December 29, 1994

Linda Quinn
Director
Division of Corporate Finance
Securities and Exchange Commission (SEC)
450 Fifth Avenue, N.W.
Washington, D.C. 20549 FAX: 202 942 9525

RE: Shareholder Proposal for the **Plymouth Rubber** Company, Inc. 1995 Annual Meeting/Proxy Statement by Ido E. Colantuoni.

Dear Ms. Quinn:

Pursuant to SEC Rule 14a-8(d) the undersigned gives notice that a letter and statement in opposition to **Plymouth Rubber** Company's position and statements contained in a letter dated December 27, 1994 to your office will be faxed or mailed on or before January 12, 1995. I find that Mr. Paul Bork's statements (Friedman & Atherton) to be false and/or misleading as well as his failure to submit to the SEC full documentation as I submitted to the **Plymouth Rubber** Company on the subject proposal.

Please feel free to call me should you have any questions on any aspect of my proposal; the telephone number is: 703-356-9098.

Very truly yours,
Ido E. Colantuoni

ENCLOSURE

January 29, 1995

Linda Quinn

Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 FAX 202 272 2677
RE: Shareholder Proposal Ido E. Colantuoni

Dear Ms. Quinn:

In regard to the attached letter of Paul Bork dated January 24, 1995 concerning the above referenced proposal, I offer the following comments for your consideration:

1. Except for a very generalized statement by Mr. Bork in which he states: "While the Company vigorously disputes many of Mr. Colantuoni's factual and legal assertions ..." Mr. Bork fails and/or refuses to provide any language to support his statement. Mr. Bork offers no specific comments to my opposition statements contained in my letter of January 12, 1995 concerning the false and/or misleading statements made by Mr. Bork in his letter of December 27, 1994.

2. Mr. Bork's sole and final argument is groundless. It is is matter of record that I attended the annual meeting and withdrew the proposal. Please note that Mr. Bork misquoted me: He said: in second paragraph, line five: "of time" should have read: "at the time." As stated in my letter of January 12, 1985 the decision to withdraw was made based on the circumstances at the meeting. My wife and I traveled by car from Washington to Canton to make the presentation. The long trip plus all the effort to get the proposal in the proxy statement (see numerous letters, faxes and telephone calls to SEC, **Plymouth Rubber** and its representatives) provides strong support and evidence that the proposal was developed in a professional way with serious intentions for presentation at the annual meeting. In view of the failure of Mr. Hamilburg or his representatives to advise me that AMEX officials would be present to support his position on the proposal and his continued refusal to honor my requests for representation to support my position on the proposal makes me believe that Mr. Hamilburg "sandbagged" and "ambushed" me by failing to disclose that the AMEX officals would be present until after the opening of the meeting. I believe it is common practice to exchange such information under proxy rules. At that point, I realized we were not on a "level playing field" but on a "lopsided" on in his favor which would enable him to "color" and "distort" the record on the proposal. Under such circumstances I had a "good cause" to withdraw the proposal because it would have been impossible to achieve a "reasoned discussion on the merits" of the proposal as noted in Mr. Bork's letter of December 27, 1994.

***16** Again, I respectfully request the Securities and Exchange Commission to take appropriate enforcement action to require the **Plymouth Rubber** Company, Inc. to include my December 10, 1994 (amended) proposal in the Company's Proxy Statement for the 1995 Annual Meeting.

Very truly yours,
Ido E. Colantuoni

ENCLOSURE

***19** November 14, 1994 (Original)

Board of Directors
c/o Duane E. Wheeler, Vice President--Finance
Plymouth Rubber Company, Inc.
104 Revere Street
Canton, Massachusetts, 02021-2996
FAX 617 828 6041
RE: Shareholder Proposal for the 1995 Annual Meeting and Proxy Statement

Dear Sirs:

I, Dr. Ido E. Colantuoni, the undersigned stockholder, P.O. Box 28231, Washington, D.C. 20038, being the owner of 66,600 shares of Class A Common Stock make the following proposal:

RESOLVED: that the shareholders of the **Plymouth Rubber** Company, Inc. (Plymouth/Company) assembled in the 1995 Annual Meeting in person and proxy hereby request the Board of Directors of the Company take action to upgrade the Company's financial communications with all of its shareholders and the financial community by the adoption of the following specific measures: (1) hold the Company's Annual Meeting at the Company's Headquarters in Canton, Massachusetts, except in any year the Board deems it necessary because of special circumstances to hold the Annual Meeting elsewhere: (2) mail to each Class A and B shareholder a Post Annual Meeting Report within 60 days from the date of the Annual Meeting; the contents of the Report should include (but not limited to) questions and answers considered at the Annual Meeting, a vote count on all resolutions and the President's usual comments on the outlook for Plymouth's business in the remainder of the year after the Annual Meeting; (3) mail to each Class A and B shareholder a brief one or two page quarterly report, except for the fourth quarter, providing key balance sheet ane profit and loss figures with comments on the significant events and progress during the quarter.

SUPPORTING STATEMENT:

The above proposal is made based upon the experience of the undersigned by his active participation at the Company's Annual Meetings, plant visits, conversations with other shareholders of the Company and general knowledge of the policies and practices of other public companies of the same size as Plymouth. The specific measures are recommended for the following reasons: (1) will offer shareholders a more realistic setting to conduct the meeting than is possible in the law offices of Friedman & Atherton, 27th Floor, 53 State Street, Boston, MA; (2) the Canton location will enable shareholders and others to better appraise the Company's facilities and the public infrastructure supporting the Company's activities; (3) will avoid traffic congestion and parking problems in downtown Boston; (4) will reduce legal and space costs paid to Friedman & Atherton either directly or indirectly; (5) will provide an opportunity to better appreciate and assess the environmental concerns of the Company, EPA and public agencies; (6) will enable shareholders to meet senior operating management which have not been available in Boston; (7) will make it easier for employees to attend the Annual Meeting; (8) the Post Annual Meeting Report will enable all shareholders and others to learn about the proceedings of the Annual Meeting; (9) the quarterly fiscal reports will significantly improve the Company's reporting to its shareholders; (10) the three measures will

jointly help to publicize the Company, improve its visibility among its shareholders and improve its financial relations with shareholders and the financial community; (11) In conclusion, the proposal will have a positive impact on the company's financial communications--a most essential ingredient needed to enhance shareholder value.

***20** Sincerely,
Dr. Ido E. Colantuoni

SEC LETTER

1934 Act / s -- / Rule 14a-8

February 16, 1995

Publicly Available **February 16, 1995**

Re: **Plymouth Rubber** Company, Inc. (the "Company")
Incoming letters dated December 27, 1994 and January 24, 1995

The proposal requests that the board relocate the annual meeting of stockholders to the Company's facility in Canton, Massachusetts and issue reports to the stockholders concerning the business discussed at the annual meeting.

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy material under rule 14a-8(a)(2). That rule provides that a company may omit a proposal from its proxy material if a company has included a proposal submitted by a proponent in its proxy statement for either of the last two annual meetings and the proponent failed, without "good cause", to present the proposal for action at the meeting, either in person or by representative. Your letter indicates that the proponent's proposal was included in the Company's proxy statement for its 1994 annual meeting but that neither the proponent nor the proponent's representative presented the proposal. Moreover, the proponent does not appear to have stated a "good cause" for the failure to present the proposal. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(a)(2). In reaching a position, the staff has not found it necessary to address the alternative basis for omission upon which the Company relies.

Sincerely,

Vincent W. Mathis
Attorney Advisor

ENCLOSURE

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDERS PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

***21** It is important to note that the staff's and Commissions no-action responses to rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material. The Commission staff's role in the shareholder process is explained further in this statement of the Division's Informal Procedures for Shareholder Proposals.

Securities and Exchange Commission (S.E.C.)
1995 WL 67321 (S.E.C. No - Action Letter)
END OF DOCUMENT

Citation | Search Result | Rank(R) 1 of 3 | Database
2000 WL 217916 | | | FSEC-ALL

(Cite as: 2000 WL 217916 (S.E.C. No - Action Letter))

(SEC No-Action Letter)

*1 **Burlington** Northern Santa Fe Corporation
Publicly Available **February 14, 2000**

LETTER TO SEC

December 20, 1999

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
JUDICIARY PLAZA
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Re: **Burlington** Northern Santa Fe Corporation -- Stockholder Proposal Submitted by
Bartlett Naylor

Dear Sir or Madam:

On behalf of **Burlington** Northern Santa Fe Corporation, and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8, we exclude a proposal submitted by Bartlett Naylor from our proxy materials for the 2000 annual meeting of shareholders ("2000 Proxy"), which we expect to file in definitive form with the Commission on or about March 10, 2000.

We received a notice from the proponent dated October 31, 1999, submitting the proposal for consideration at our 2000 annual meeting of shareholders. The proposal (which, together with the accompanying statement in support, is attached as Exhibit A) reads as follows:

Resolved: That shareholders urge that the board of directors will solicit shareholder approval for any "shareholder rights" plan that might be adopted, and that if this approval is not granted in the form of a majority of shares voted, than [in] any rights plan be redeemed.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of each of the no-action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify him of our intention to omit the proposal from our 2000 Proxy.

We believe that the proposal may be properly omitted from our proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be Properly Omitted Under Rule 14a-8(i)(3) and 14a-9 as it is Materially False or Misleading

Rule 14a-8(i)(3) under the Exchange Act permits the exclusion of a shareholder proposal if it is "contrary to any of the Commission's proxy rules, including

Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Supporting Statement contains a number of speculative, misleading and unsubstantiated opinions presented as fact. For example, the proponent states:

Our company might redeem a pill, adopt another, and redeem that one, three separate moves between the time this resolution is filed in the fall of 1999, and the time of the 2000 annual meeting in the spring. (Second sentence.)

Yet shareholders frequently oppose pills when they are asked in a vote. (Third sentence.)

The case of Fleming Companies Inc. and its unpopular pill should serve as a cautionary tale to any board that believes its will subplants [sic] shareholder interests. (Fifth sentence.)

***2** Broadly, the poison pill has come to signify management insulation. (Sixth sentence.)

The mechanics of this doomsday device declares that management is willing to destroy the company in the protection of certain management prerogatives that may defy greater merits. (Seventh sentence.)

The entire penultimate paragraph questions a proposed train refueling facility. This paragraph is clearly and wholly irrelevant to the proposal itself, but it indicates that the true purpose of the proponent is to use the pill proposal as a Trojan horse to publicize this unrelated topic:

Our board must insure that management remain sensitive to outside concerns, not insulated from them. For example, BNSF has proposed the construction of a train refueling facility in Hauser, Idaho, serving trains traveling on the Sandpoint-Spokane corridor. The 500,000 gallon tank farm would sit atop the Spokane-Rathdrum Aquifer, the sole source of drinking water for 400,000 people in the North Idaho-Eastern Washington region. Our company's record of multiple chemical and fuel spills in Idaho, Montana and North Dakota may cause some alarm. Should the worst happen, clean-up costs alone could be formidable.

In addition, the proponent has not and cannot provide any factual basis for the implication in the above-quoted statement that the fueling facility is cause for alarm or that we have a record of multiple chemical and fuel spills in Idaho, Montana and North Dakota, thus rendering it misleading. Accordingly, it is my opinion that the proposal may be excluded from our 2000 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9 as it is false or misleading.

II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from our 2000 Proxy for the above-stated reasons. To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

If the Staff has any questions, please contact Jeffrey T. Williams at (817) 352-3466 or by facsimile at (817) 352-2397.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,
Jeffrey R. Moreland

Senior Vice President - Law and Chief of Staff
BURLINGTON NORTHERN SANTA FE CORPORATION
P.O. Box 961052
Fort Worth, TX 76161-0052
2650 Lou Menk Drive
Fort Worth, TX 76131-2830
817-352-1350

ENCLOSURE

Exhibit A

October 31, 1999

MARSHA MORGAN
OFFICE OF THE CORPORATE SECRETARY
BN5F
2650 LOU MENK DR.
SECOND FLOOR
FORT WORTH, TX.
76131-2830

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8), I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule; intend to continue ownership of the requisite value through the forthcoming annual meeting in 2000; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail (1255 N. Buchanan, Arlington, Va. 22205) or email (bartnaylor@aol.com).

***3** Your consideration is appreciated.

Sincerely
Bartlett Naylor

Resolved: That shareholders urge that the board of directors will solicit shareholder approval for any "shareholder rights" plan that might be adopted, and that if this approval is not granted in the form of a majority of shares voted, than any rights plan be redeemed.

Supporting Statement

Shareholder rights plans, sometimes called "poison pills," may be adopted by boards at any time. Our company might redeem a pill, adopt another, and redeem that one, three separate moves, between the time this resolution is filed in the fall of 1999, and the time of the 2000 annual meeting in the spring. Yet shareholders frequently oppose pills when they are asked in a vote. This resolution merely urges the board to secure shareholder approval if and when a pill is put in place by the board. The case of Fleming Companies Inc. and its unpopular pill should serve as a cautionary tale to any board that believes its will subplants shareholder interest.

Broadly, the poison pill has come to signify management insulation. The

mechanics of this doomsday device declares that management is willing to destroy the company in the protection of certain management prerogatives that may defy greater merits.

Our board must insure that management remain sensitive to outside concerns, not insulated from them. For example, BNSF has proposed the construction of a train refueling facility in Hauser, Idaho, serving trains travellikng on the Sandpoint-Spokane corridor. The 500,000 gallon tank farm would sit stop the Spokane-Rathdrum Aquifer, the sole source of drinking water for 400,000 people in the North Idaho-Eastern Washington region. Our company's record of multiple chemical and fuel spills in Idaho. Montana and North Dakota may cause some alarm. Should the worst happen, clean-up costs alone could be formidable.

By adopting a policy that any shareholder rights plan would be ratified by a shareholder vote, our board could demonstrate a commitment to insure the greatest management care for shareholders.

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 14, 2000

Publicly Available **February 14, 2000**

Re: **Burlington** Northern Santa Fe Corporation
Incoming letter dated December 20, 1999

The proposal urges the board to solicit shareholder approval for rights plans.

We are unable to concur in your view that **Burlington** Northern may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be false or misleading under rule 14a-9. In our view, the supporting statement must be revised to:

. recast the third sentence of the first paragraph regarding how shareholders vote on rights plans to characterize this statement as the proponent's opinion;

. delete the second sentence of the second paragraph regarding management destroying the company, and the fourth paragraph regarding a refueling facility and tank farm in Idaho.

***4** Unless the proponent provides **Burlington** Northern with a proposal revised as directed above within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if **Burlington** Northern omits only the above referenced portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Carolyn Sherman
Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2000 WL 217916 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

***1 Burlington** Northern Santa Fe Corporation
Publicly Available **January 31, 2001**

LETTER TO SEC

December 22, 2000

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
JUDICIARY PLAZA
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: **Burlington** Northern Santa Fe Corporation - Stockholder Proposal
Submitted by Bartlett Naylor

Dear Sir or Madam:

On behalf of **Burlington** Northern Santa Fe Corporation, and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8, we exclude a proposal submitted by Bartlett Naylor from our proxy materials for the 2001 annual meeting of shareholders ("2001 Proxy"). In compliance with Rule 14a-8(j)(1), this letter is submitted at least eighty (80) calendar days prior to the company's anticipated date of filing its definitive proxy statement and form of proxy relating to its 2001 annual meeting.

We received an e-mail message from Mr. Naylor on November 15, 2000, submitting a proposal for consideration at our 2001 annual meeting of shareholders. The proposal (which, together with the accompanying statement in support, is attached as Exhibit A) reads as follows:

Resolved: That shareholders urge that the board of directors will solicit shareholder approval for any "shareholder rights" plan that might be adopted, and that if this approval is not granted in the form of a majority of shares voted, then any rights plan be redeemed.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of the no-action letter referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify him of our intention to omit the proposal from our 2001 Proxy.

We believe that the proposal may be properly omitted from our proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be Properly Omitted Under Rule 14a-8(i)(3) and 14a-9 as it is Materially False or Misleading

Rule 14a-8(i)(3) under the Exchange Act permits the exclusion of a shareholder

proposal if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." This proposal, coupled with its inflamatory and unrelated supporting statement, is misleading.

Last year, Mr. Naylor submitted a proposal nearly identical to that proposed this year. A substantial portion of the attached supporting statement was devoted to an irrelevant harangue on the proposed construction of a train refueling facility in Hauser, Idaho. Mr. Naylor argued that the refueling facility could pose an environmental threat to the area. In response to our request for a no action letter, the Commission wrote that if Mr. Naylor did not omit the section on the refueling facility, the Commission would not raise an objection to our omission of the proposal from our proxy materials. Mr. Naylor did not attend the 2000 annual meeting of stockholders. His representative, a politician running for office in Idaho, presented his proposal. Not surprisingly, she wanted to talk about the proposed refueling facility in Hauser, Idaho, not the rights plan proposal.

***2** This year, Mr. Naylor has replaced the objectionable language of last year's supporting statement with a new statement on social and environmental concerns wholly unrelated to the subject of his proposal. In the third paragraph of his supporting statement, Mr. Naylor writes:

Like Texaco, which suffered a major controversy involving racial discrimination, BNSF has exposed its shareholders to a complex net of problems. For example, BNSF is a major transporter of hazardous waste. Even as it guards against expenses, BNSF's hazardous waste movements require our company to protect diligently the environment. Shareholders are growing increasingly concerned about their interests in profiting from ownership while at the same time promoting environmental standards.

These statements establish that Mr. Naylor's motivation in proffering his pill proposals is to further his social and environmental agenda. The proposal is nothing more than a Trojan Horse used to give Mr. Naylor a forum to publicize this unrelated topic.

For purposes of Rule 14a-8(i)(3), the Staff has previously concurred with the omission of proposals where "neither shareholders voting upon the proposal nor the company would be able to determine with any reasonable certainty exactly what action or measures would be taken in the event that the proposals were implemented." Southeast Banking Corp. (February 8, 1982). The proposal made by Naylor is misleading in that it couples a pill proposal with an unrelated supporting statement on environmental standards. Shareholders would be confused as to the subject matter of the proposal. Any action ultimately taken upon implementation could be quite different from the type of action envisioned by the shareholders at the time their votes were cast.

Accordingly, it is my opinion that the proposal may be excluded from our 2001 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9 as it is false or misleading.

II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from our 2001 Proxy for the above-stated reasons. To the extent that the reasons set forth in this letter are based on matters of law, this letter also

constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).
If the Staff has any questions or has formulated a response to my request, please contact Jeffrey T. Williams at (817) 352-3466 or by facsimile at (817) 352-2397.
Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,
Jeffrey R. Moreland
Senior Vice President - Law and Chief of Staff
BURLINGTON NORTHERN SANTA FE CORPORATION
2650 Lou Menk Drive
Fort Worth, Texas 76131
Telephone: 817/352-1350

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 31, 2001

Publicly Available **January 31, 2001**

*3 Re: **Burlington** Northern Santa Fe Corporation
Incoming letter dated December 22, 2000
The proposal urges the board to solicit shareholder approval for rights plans.
We are unable to concur in your view that **Burlington** Northern may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the supporting statement must be revised to delete the statements in the third paragraph of the supporting statement beginning "[l]ike Texaco ...'' and ending "... environmental standards." Accordingly, we will not recommend enforcement action to the Commission if **Burlington** Northern omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir D. Gumbs
Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action

to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2001 WL 109533 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

***1** Burlington Northern Santa Fe Corporation
Publicly Available January 23, 2002

LETTER TO SEC

December 12, 2001

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
JUDICIARY PLAZA
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Burlington Northern Santa Fe Corporation - Stockholder Proposal Submitted by Bartlett Naylor

Dear Sir or Madam:

On behalf of Burlington Northern Santa Fe Corporation, and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8 , we exclude a proposal submitted by Bartlett Naylor from our proxy materials for our 2002 annual meeting of shareholders, which we expect to file in definitive form on or about March 11, 2002.

We received a letter from Mr. Naylor on November 5, 2001, submitting a proposal for consideration at our 2002 annual meeting of shareholders. The proposal (which, together with the accompanying statement in support, is attached as Exhibit A) reads as follows:

Resolved: That shareholders urge that the board of directors will solicit shareholder approval for any "shareholder rights" plan that might be adopted, and that if this approval is not granted in the form of a majority of shares voted, then any rights plan be redeemed.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of the no-action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify him of our intention to omit the proposal from our 2002 annual meeting proxy materials.

We believe that the proposal may be properly omitted from our proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be Properly Omitted Under Rule 14a-8(i)(3) and 14a-9 as it is Materially False or Misleading

Rule 14a-8(i)(3) under the Exchange Act permits the exclusion of a shareholder proposal if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy

soliciting materials." This proposal, coupled with its unrelated supporting statement, is materially false and misleading.

In the first paragraph of his supporting statement, Mr. Naylor writes that ""[i]n the space of a year, our company might both redeem a pill and adopt a new one, two actions which, in fact, our management did execute recently." This statement is materially false and misleading in that (a) it suggests that our company adopted a pill, redeemed it, and adopted a new one, and (b) it implies a shareholder rights plan is still in place. The only rights plan ever enacted by our company was adopted in December 1999 in connection with our agreement to combine with Canadian National Railway Company. The adoption of the rights plan was a condition of the combination agreement between our company and Canadian National because of the ownership provisions of Canadian law, which prohibited any person from acquiring 15% or more of voting rights in Canadian National's securities. In May 2000, the Surface Transportation Board imposed a 15 month moratorium on major rail mergers while it developed new merger regulations. In July 2000, following a federal appellate court ruling upholding the moratorium, our company and Canadian National announced the termination of the proposed combination. Subsequently, in December 2000, our Board voted to redeem the shareholder rights plan. As a result, company shareholders of record on March 12, 2001 received a redemption payment of $0.01 per share on April 2, 2001. The supporting statement of Mr. Naylor's proposal states that our company redeemed a pill and adopted a new one, when in fact we adopted a shareholder rights plan and later redeemed it, and have not adopted a new rights plan. Mr. Naylor's formulation suggests that we have had multiple rights plans and that a rights plan is currently in place; in fact, we have had only one rights plan and that plan has been redeemed.

***2** In the third paragraph of his supporting statement, Mr. Naylor writes that "federal preemption insulates [a railroad] company from certain requirements which apply to non-rail corporations, most notably, environmental law." The suggestion that railroads are exempted from environmental law requirements is patently false. The railroad is certainly required by law and regulation to protect the environment and is subject to both civil and criminal liability for failure to comply with those requirements, as is any non-rail corporation. Shareholders only need review our annual report to shareholders, our Form 10-K and other periodic filings to get a grasp of the wide array of environmental laws applicable to our company and the costs we incur to comply with those laws. Mr. Naylor goes on to say that, with respect to the refueling facility our railroad is constructing in Hauser, Idaho, "government authorities ruled that it need not oblige any standing environmental protection requirement" resulting in our "insulation from common social requirements." These assertions are false and misleading, and are not substantiated by any facts. No governmental authority ruled that our railroad did not have to satisfy environmental protection requirements. Our railroad was issued construction permits by Kootenai County, Idaho, after demonstrating that the proposed refueling facility was environmentally safe and complied with the environmental regulations of the County, the local health district and the State of Idaho. Indeed, the environmental design of the railroad's facility was so extraordinary that it became the basis for tank construction regulations proposed by Spokane County, Washington. Opponents of the facility, one of which was the Railroad & Clearcuts Campaign with which Mr. Naylor is associated, later asked the U.S. Surface

Transportation Board ("STB") to assert jurisdiction over the facility and require an environmental assessment under the National Environmental Policy Act. The STB ruled that though it has jurisdiction over certain types of railroad construction, it did not have jurisdiction to require an assessment for this type of facility. In its ruling, the STB noted the railroad's efforts to work for resolution of local concerns (including environmental concerns) and to revise its plans accordingly as it went through the permit process with the County.

The bulk of the remainder of the supporting statement is misleading in that it does not address the pill proposal at all, but rather speaks to Mr. Naylor's concern that railroad corporations are not socially or environmentally responsible. In the past, Mr. Naylor has attempted to use our proxy materials and annual meeting as a forum for his social and environmental platform by tacking these arguments to the statement supporting a proposal on an entirely different subject - a proposal nearly identical to the proposal he submitted this year. For the last two years, the proposal has been included in our proxy materials. As submitted, a substantial portion of the supporting statement of each of Mr. Naylor's proposals, including the proposal submitted this year, has been devoted to social and environmental concerns unrelated to the subject of the proposal.

*3 Two years ago, Mr. Naylor devoted the supporting statement of his proposal to an irrelevant harangue on our railroad's proposed construction of the train refueling facility in Hauser, Idaho. Mr. Naylor argued that the refueling facility could pose an environmental threat to the area. In response to our request for a no-action letter, the Staff wrote that if Mr. Naylor did not submit a revised proposal, the Staff would not recommend enforcement action if we omitted his statements regarding the refueling facility. See Burlington Northern and Santa Fe Corporation (February 14, 2000). Mr. Naylor submitted a revised proposal, but did not attend the 2000 annual meeting of stockholders. His representative, a politician running for office in Idaho, presented his proposal. Not surprisingly, she wanted to talk about the proposed refueling facility in Hauser, Idaho, not the rights plan proposal. An article in The Wall Street Journal (See Exhibit B) after the meeting explained that a coalition of groups affiliated with the Railroads & Clearcuts Campaign, an environmental organization based in Spokane, Washington, had introduced "so-called management accountability resolutions" - annual election of directors and poison pill resolutions - at four companies, including ours. Mr. Naylor was identified as having assisted the environmentalists.

Last year, Mr. Naylor used the supporting statement of his rights plan proposal to discuss our railroad's handling of hazardous waste. In his supporting statement last year, Mr. Naylor wrote:

Like Texaco, which suffered a major controversy involving racial discrimination, BNSF has exposed its shareholders to a complex net of problems. For example, BNSF is a major transporter of hazardous waste. Even as it guards against expenses, BNSF's hazardous waste movements require our company to protect diligently the environment. Shareholders are growing increasingly concerned about their interests in profiting from ownership while at the same time promoting environmental standards.

In response to our request for a no-action letter, the Staff wrote that it would not recommend enforcement action if we omitted the above language from the

supporting statement from our **2001** Proxy. See **Burlington Northern** and Santa Fe Corporation (January 31, **2001**). Mr. Naylor's representative at our 2001 meeting was a representative of the Sierra Club. As reported in the Spokesman Review newspaper (See Exhibit C):

Green investors will show up at Burlington Northern and Santa Fe Railway's annual meeting in Texas today, attempting to influence corporate policy through a shareholder resolution.

The railroad giant angered environmentalists with its project to build a refueling depot over the Spokane Valley/Rathdrum Prairie aquifer near Hauser, Idaho.

Environmental groups say they want more accountability from corporate officials and board members. Their vehicle: a resolution making it harder for BNSF to enact a 'poison pill.'

***4** While the article states that the poison pill issue doesn't have a direct link to the decision to build the refueling facility, it quotes Mr. Naylor as stating that the issue does speak to "management credibility."

In this year's proposal, Mr. Naylor again devotes a substantial portion of his supporting statement to his unrelated social and environmental concerns. Mr. Naylor writes:

Shareholders may face special concerns about management insulation at a railroad because federal preemption insulates the company from certain requirements that apply to non-rail corporations, most notably, environmental law. For example, when our company proposed building a 500,000 gallon diesel fueling station above the aquifer serving greater Spokane, Washington, government authorities ruled that it need not oblige any standing environmental protection requirement.

Such insulation from common social requirements may send our company on a collision course with the increasing number of shareholders with formal policies of social responsibility. This includes the Council of Institutional Investors, with more than $1 trillion in assets. Meanwhile, environmental groups have joined religious organizations to press such enlightened policies of social responsibility. For example, the Sierra Club, of which I am a member, recently launched an [sic] such an effort. Explained Sierra Club board member Larry Fahn, as shareholders, 'we have a chance to push them to be better environmental stewards. Long term, this will be good for their bottom line.'

These statements establish that Mr. Naylor's motivation in proffering his pill proposals is to further his social and environmental agenda. The proposal submitted by Mr. Naylor, like those he has submitted in the past, is simply a Trojan Horse designed to give Mr. Naylor a forum in our proxy materials and at our annual meeting to promote his unrelated agenda. If Mr. Naylor has a specific social or environmental concern that is the proper subject of a shareholder proposal he should submit a proposal on that topic; he should not be permitted to use his shareholder rights proposal to publicize these unrelated issues.

For purposes of Rule 14a-8(i)(3), the Staff has previously concurred with the omission of proposals where "neither shareholders voting upon the proposal nor the company would be able to determine with any reasonable certainty exactly what action or measures would be taken in the event that the proposals were implemented." Southeast Banking Corp. (February 8, 1982). The proposal made by Naylor is misleading in that it couples a pill proposal with an unrelated supporting statement on social and environmental issues. Shareholders would be

confused as to the subject matter of the proposal. Any action ultimately taken upon implementation could be quite different from the type of action envisioned by the shareholders at the time their votes were cast.

Accordingly, it is my opinion that the proposal may be excluded from our 2002 annual meeting proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a- 9 as it is materially false or misleading.

II. The Proposal May be Properly Omitted Under Rule 14a-8(i)(4) as it Relates to a Personal Interest Not Shared by our Other Shareholders

***5** Mr. Naylor is listed as a contact person for the Railroads & Clearcuts Campaign, an environmental organization committed to opposing corporations associated with railroad land grants. (See Exhibit D). The internet home page for the Railroads & Clearcuts Campaign (www.landgrant.org) describes the mission of the organization:

Railroad corporations were entrusted with millions of acres of land and instructed to build and operate the nation's transportation and communication systems. Instead, the railroads sold millions of acres to timber, mining, and real estate corporations.

The largest of the railroad land grants was to the Northern Pacific Railroad [a predecessor company of our railroad].... Many community and environmental problems stem from corporate abuse of the Northern Pacific railroad land grants.

... [M]illions of acres more are still being clearcut and stripmined. Workers and communities are being poisoned with toxic waste. Corporations are squandering our taxes, writing our public laws, and controlling our local and national governments. (See Exhibit E).

The intent of the Railroads & Clearcuts Campaign is "to hold government and corporations accountable, and to reclaim this land to the public domain." Its environmental agenda targets several corporations it perceives as having benefited unfairly from public land grants. The Campaign publishes a list of such companies; our company and five of our predecessor and former subsidiary companies are among the twelve on the list. (See Exhibit F).

The submission of shareholder proposals is apparently an integral part of the mission of the Railroads & Clearcuts Campaign. The Railroads & Clearcuts website has a page devoted to recent shareholder proposals at corporations with significant land grant based assets. It lists certain proposals made to Weyerhaeuser, Boise Cascade, Potlatch, Burlington Resources (a former subsidiary of our predecessor company) and our company. Included on the list is Mr. Naylor's 2000 "poison pill" proposal to our company.

The enmity of Mr. Naylor and the Railroads & Clearcuts Campaign toward our company arises in connection with our predecessor companies having been the beneficiaries of federal railroad land grants. Because Mr. Naylor and the Railroads & Clearcuts Campaign view the federal railroad land grants as ""illegal," they have embarked on a mission to harass the recipients of such land grants. Though the concerns of Mr. Naylor and the Railroads & Clearcuts Campaign are focused on the national railroad land grants and ancillary environmental issues, Mr. Naylor continues to submit corporate governance proposals to our company. The reason for this may be found on the Railroads & Clearcuts website, which publishes an article by Mr. Naylor containing advice on

how to submit successful shareholder proposals. In the article, Mr. Naylor counsels environmental activists to propose corporate governance proposals. Mr. Naylor writes, "Why should an environmental activist propose a resolution regarding corporate governance? Because federal law guarantees investors the right of governance of the publicly held corporation." In a section devoted to successful "poison pill" proposals, Mr. Naylor writes, "Environmental resolutions typically receive low votes. Wall Street figures many of them won't benefit profits. Corporate governance resolutions often receive high votes." (See Exhibit G).

***6** Mr. Naylor's agenda is clear from his publication: his proposal has not been submitted to change our corporate governance policies, it has been submitted because Mr. Naylor hopes it will "receive high votes" and somehow further his environmental crusade. Because his cause is not shared by shareholders generally (he admits that it will "typically receive low votes"), he has adopted the ploy of tacking his arguments onto an entirely irrelevant pill proposal because he knows that they are difficult to exclude and more popular with institutional shareholders. There is no reason for Mr. Naylor to submit a proposal based upon its propensity to receive high votes rather than a proposal on the subject in which he is actually interested other than as a tactic to attack our company. Mr. Naylor again seeks to use our proxy materials to oppose our company for constructing a train refueling facility and because he objects to our predecessor railroads having been recipients of federal railroad land grants in the 1800s.

A majority of shareholders voted in favor of Mr. Naylor's rights plan proposal at our 2001 annual meeting. The proposal did not call for our Board to take any action at that time, but only urged that it solicit shareholder approval for any rights plan that might be adopted. No such rights plan has since been adopted. Yet Mr. Naylor has again sought to include in our 2002 meeting proxy materials an almost identical shareholder proposal. His persistence suggests that his motive is advancement of his environmental agenda using whatever vehicle will pass muster with the Staff and garner the most votes.

Rule 14a-8(i)(4) under the Exchange Act states that a shareholder proposal may be excluded from proxy materials if the statement "relates to the redress of a personal claim or grievance against the company ... or if it is designed to result in a benefit to [the proponent] or to further a personal interest, which is not shared with the other shareholders at large ...." According to the Commission, the purpose of this rule is to ensure "that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Release No. 34-20091 (August 16, 1983). In this connection, the Commission has also stated that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts ... that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." Release No. 34-19135 (October 14, 1982). This is the case even if the subject matter of the proposal does not relate specifically to the personal grievance. See AmVestors Financial Corporation (March 31, 1992).

Because Mr. Naylor's proposal has been submitted to aggravate and embarrass our company in furtherance of a special interest of Mr. Naylor's not generally held

by our shareholders and unrelated to the subject of the actual proposal, it is my opinion that his proposal may be properly omitted from our 2002 annual meeting proxy materials pursuant to Rule 14a-8(i)(4) as it is designed to further a special interest not shared by our other shareholders at large.

III. In the Event that the Proposal Submitted by Emil Rossi is Included in our 2002 Proxy Materials, the Proposal Submitted by Bartlett Naylor may be Properly Omitted Under Rule 14a-8(i)(11) as it is Duplicative

*7 On October 25, 2001, eleven days before we received Mr. Naylor's proposal, we received the following shareholder proposal from Emil Rossi (which, together with its accompanying statement in support, is attached as Exhibit H):

Shareholders request the Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

In a separate letter to the Commission, we have requested that the Staff provide us with a no-action letter regarding our intent to omit Mr. Rossi's proposal from our proxy materials. In the event that the Staff does not concur in our position and Mr. Rossi's proposal is included in our 2002 annual meeting proxy materials, we believe that Mr. Naylor's proposal may be omitted as substantially duplicative under Rule 14a-8(i)(11).

Rule 14a-8(i)(11) allows a shareholder proposal to be omitted if it substantially duplicates another proposal previously submitted to a company by another proponent that will be included in such company's proxy materials for the same meeting. The proposal of Mr. Rossi and the proposal of Mr. Naylor each request that the Board of Directors obtain shareholder approval of shareholder rights plans. The proposals differ only in that the proposal submitted by Mr. Rossi requests shareholder approval for previously issued shareholder rights plans, while the proposal submitted by Mr. Naylor requests shareholder approval for any shareholder rights plan that might be adopted.

The Staff has taken the position that proposals do not need to be identical to be excluded under Rule 14a-8(i)(11). The test is whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth. For example, in EMCOR Group, Inc. (May 16, 2000) the Staff found that the company could omit the second of two proposals where the first requested that the board of directors redeem the rights plan currently in place and refrain from adopting a shareholder rights plan without the prior approval of the stockholders, and the second sought to amend the by-laws of the company with a provision that would prevent the board from entering into a rights agreement and redeeming any outstanding rights plan. In USG Corp. (April 7, 2000) the Staff permitted the second of two proposals to be omitted under Rule 14a-8(i)(11) where the first proposal requested that the company redeem or cancel its existing shareholder rights agreement and would prohibit any new shareholder rights agreement from becoming effective without shareholder approval and the second proposal requested that the company redeem its shareholder rights agreement and not implement a new shareholder rights agreement. See also Tri-Continental Corporation (March 2, 1998), Freeport-McMoran Copper & Gold Inc. (February 22, 1999) and Polaroid Corporation (March 12, 1990).

Because the proposal submitted by Mr. Naylor is substantially duplicative of

the proposal submitted by Mr. Rossi, I am of the opinion that if Mr. Rossi's proposal is included in our 2002 annual meeting proxy materials, we may properly omit Mr. Naylor's proposal pursuant to Rule 14a-8(i)(11) as it is duplicative.

IV. Conclusion

***8** For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from our 2002 annual meeting proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

If the Staff has any questions or has formulated a response to my request, please contact Jeffrey T. Williams at (817) 352-3466 or by facsimile at (817) 352-2397.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,
Jeffrey R. Moreland
Executive Vice President Law and Chief of Staff
BURLINGTON NORTHERN SANTA FE CORPORATION
2650 Lou Menk Drive
Fort Worth, Texas 76161-2830
Telephone: 817/352-1350

ENCLOSURE

Exhibit A

October 31, 2001

MARSHA MORGAN
CORPORATE SECRETARY
BNSF
2650 LOU MENK DRIVE
FORT WORTH, TX 76131-2830

Dear Secretary,

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule (from a record holder); intend to continue ownership of the requisite value through the forthcoming annual meeting; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail (1255 N. Buchanan, Arlington, Va. 22205) or email (bartnaylor@aol.com).

Your consideration is appreciated.

Sincerely,
Bartlett Naylor

Resolved: That shareholders urge that the board of directors will solicit shareholder approval for any "shareholder rights" plan that might be adopted, and that if this approval is not granted in the form of a majority of the shares voted, then any rights plan be redeemed.

Supporting Statement

Shareholder rights plans, sometimes called "poison pills," may be adopted by boards at any time. In the space of a year, our company might both redeem a pill and adopt a new one, two actions which, in fact, our management did execute recently. Such board action presumes a knowledge of what is best for shareholders. Yet I believe shareholders frequently oppose "pills" when they are asked in a vote.

This resolution merely urges the board to secure shareholder approval if and when a pill is put in place by the board. Companies such as Texaco and Compaq have instituted the policy imbedded in this resolution and understandably highlight it as a sign of shareholder accountability. Last year, management argued that "The Board believes it is important that it retain the flexibility to adopt a rights plan without having to conduct a shareholder vote in order to maintain the plan." A majority of shareholders rejected this argument when they voted to support the above resolution.

***9** Broadly, the poison pill and a board's actions to establish them without shareholder vote have come to signify management insulation. Shareholders may face special concerns about management insulation at a railroad because federal preemption insulates the company from certain requirements that apply to non-rail corporations, most notably, environmental law. For example, when our company proposed building a 500,000 gallon diesel fueling station above the aquifer serving greater Spokane, Washington, government authorities ruled that it need not oblige any standing environmental protection requirement.

Such insulation from common social requirements may send our company on a collision course with the increasing number of shareholders with formal policies of social responsibility. This includes the Council of Institutional Investors, with more than $1 trillion in assets. Meanwhile, environmental groups have joined religious organizations to press such enlightened policies of social responsibility. For example, the Sierra Club, of which I am a member, recently launched an such an effort. Explained Sierra Club board member Larry Fahn, as shareholders, "we have a chance to push them to be better environmental stewards. Long term, this will be good for their bottom line."

By supporting this resolution, shareholders can signal that it will hold the board to the highest standards of accountability.

ENCLOSURE

Exhibit H

October 22, 2001

MR. ROBERT D. KREBS
CHAIRMAN OF THE BOARD
BURLINGTON NORTHERN SANTA FE CORPORATION

2650 LOU MENK DRIVE, 2ND FLOOR
FORT WORTH, TX 76131

Dear Mr. Krebs and Directors of Burlington Northern Santa Fe Corporation.
This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. This submitted format is intended to be used for publication. Rule 14a-8 stock ownership requirements will continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration is appreciated.

Sincerely,
Emil Rossi
Record Holder
Burlington Northern Santa Fe Corporation

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]
Shareholders request the Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Negative Effects of Poison Pills on Shareholder Value

***10** A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.
Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

. Pills adversely affect shareholder value.
Power and Accountability
Nell Minow and Robert Monks
Source: www.thecorporatelibrary.com/power from www.thecorporatelibrary.com
. The Council of Institutional Investors

(www.cii.org/clicentral/policies.htm & www.cii.org) recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.

In our view, a poison pill can operate as an anti-takeover device to injure shareholders by reducing management responsibility and adversely affect shareholder value. Although management and the Board of Directors should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies an in-advance imposition of a poison pill. At a minimum, many institutional investors believe that the shareholders should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon which can entrench existing management.

Institutional Investor Support Is High-Caliber Support

Clearly this proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved 60% APPROVAL from shareholders in 1999. Source: Investor Responsibility Research Center's Corporate Governance Bulletin. April-June 1999.

Institutional investor support is nigh-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes: SHAREHOLDER VOTE ON POISON PILLS

YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

***11** Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 23, 2002

Publicly Available January 23, 2002

Re: **Burlington Northern** Santa Fe Corporation
Incoming letter dated December 12, **2001**

The proposal urges the board to solicit shareholder approval for rights plans.

We are unable to concur in your view that BNSF may exclude the entire proposal under Rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the supporting statement must be revised to:

[ ] delete the statement in the second sentence of the first paragraph beginning, "In the space ..." and ending "... did execute recently;"

[ ] delete the second and third sentences of the third paragraph beginning, " "Shareholders may face ..." and ending "... environmental protection requirement"; and

[ ] delete the fourth paragraph beginning, "Such insulation from ..." and ending "... their bottom line."

Accordingly, we will not recommend any enforcement action to the Commission if the BNSF omits only these portions of the supporting statement from its proxy materials in reliance on Rule 14a-8(i)(3).

We are unable to concur in your view that BNSF may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that BNSF may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that BNSF may exclude the proposal under rule 14a-8(i)(11). Accordingly, we do not believe that BNSF may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the

proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

***12** It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2002 WL 201602 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

***1 Philadelphia Electric Company**
Publicly Available **July 30, 1992**

LETTER TO SEC

June 1, 1992

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Re: **Philadelphia Electric Company**

Ladies and Gentlemen:

In accordance with Rule 14a-8(d) under the Securities and Exchange Act of 1934, enclosed herewith are six copies of this letter and a proposal (the "Proposal") received by **Philadelphia Electric Company** (the "Company") on May 4, 1992, from Joanna Scott-Meyers for inclusion in the proxy materials relating to the Company's 1993 annual meeting of shareholders. This letter is to notify the Commission of the Company's belief that the Proposal may properly be omitted from its proxy materials, and to set forth the Company's reasons for the intended omission.

The Company believes the Proposal may be properly omitted from its proxy material because: (i) the Proposal is contrary to Rule 14a-9 and Rule 14a-8(c)(3) which prohibit misleading statements in proxy soliciting materials, (ii) the Proposal violates state law (Rule 14a-8(c)(2)), (iii) the Proposal is beyond the Company's power to effectuate (Rule 14a-8(c)(6)), and (iv) the Proposal deals with matters relating to the conduct of ordinary business operations (Rule 14a-8(c)(7)).

The Proposal Contains Misleading Statements

Rule 14a-8(c)(3) provides a statutory basis for omission of the Proposal. That rule authorizes omission of proposals that are contrary to the Commission's proxy rules and regulations, including Rule 14a-9. The Commission has established that a proposal so vague that shareholders may be unable to determine with reasonable certainty the immediate consequences of its implementation may be omitted from the proxy material pursuant to Rule 14a-8(c)(3).

The phrasing of the resolution portion of the proposal, i.e., the last paragraph, is ambiguous and the meaning unclear. The substance appears to request that certain shareholders refer a plan or plans to the Board of Directors "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." There is no further explanatory information. One interpretation might be that the committee is to provide other plans for the benefit of management, directors and employees. A second interpretation would be that an equivalent series of benefit plans should be

implemented for the benefit of "small stockholders." A third interpretation would be that a group of benefit plans should be prepared for the benefit of all stockholders. Perhaps there are additional interpretations of the language. However, under any interpretation, the reader is left without a clear understanding of what is intended. For this reason, there is no way in which shareholders will be able to determine with reasonable certainty either the meaning of the resolution or the consequences of its implementation. For this reason, it is misleading and violates Rule 14a-8(c)(3).

*2 In many other respects, the Proposal is misleading. In regard to the first Whereas clause, the implication that the "management team", as distinct from the Board of Directors, is elected by the stockholders is inaccurate and contrary to law. Only the Board of Directors is elected by the shareholders.

In regard to the second Whereas clause, the implication that management controls proxies is inaccurate and contrary to law. Under the Pennsylvania Business Corporation Law, like most state statutes, all shareholders have the right to appoint proxies of their own choice. Proxies solicited by management of the Company contain a statement to the effect that they will be voted exactly as directed by the shareholder. Only in the absence of a direction by the shareholder will the proxies be voted according to the preference of management. To imply the contrary is false and misleading.

In regard to the third Whereas clause, the implication that the Board of Directors does not exercise independent judgment or is controlled by management, is inaccurate and misleading.

In regard to the fourth Whereas clause, the statement that the creation and implementation of benefit plans is for the welfare of stockholders is totally false and inaccurate. All such plans are fully explained in the proxy statement in accordance with the rules of the Securities and Exchange Commission, and to imply that any one or all of benefit plans are contingent upon the Company making a "profit" is also false and misleading.

The final three Whereas clauses are also inaccurate, argumentative, or misleading.

Throughout the Proposal, there is a veiled implication or indirect charge concerning improper, illegal or immoral conduct on the part of the Board of Directors, management or the Company's largest stockholders. Such implications are completely without a factual basis and are not only false and misleading but also, in the Company's opinion, degrade and demean the shareholder proposal procedures established by the Commission. For this reason also, the Proposal should be omitted pursuant to the provisions of Rule 14a-9(b), Note b.

For all the foregoing reasons, the Proposal should be omitted pursuant to Rule 14a-8(c)(3).

The Proposal Violates State Law

The Proposal violates Sections 1757 and 1758 of the Pennsylvania Business Corporation Law pertaining to action by shareholders. Section 1757 provides, inter alia, "... whenever any corporate action is to be taken by vote of the shareholders of a business corporation, it shall be authorized by a majority of the votes cast at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon." Section 1758 provides, inter alia, ... "every shareholder of a business corporation shall be entitled to one vote for every

share standing in his name on the books of the corporation." Although the meaning of the Proposal is unclear, to the extent it may require action to be taken by shareholders, such action can be taken only by a vote of a majority of all shareholders, not just small shareholders or shareholders owning a "limited" amount of shares ("100-1000-5000") as stated by the proponent. For this reason also, the Proposal must be omitted from the proxy statement pursuant to Rule 14a-8(c)(2).

The Proposal Deals with a Matter Relating to Ordinary Business Operation

***3** The Company believes that the Proposal should be omitted on the basis of Rule 14a-8(c)(7) which provides that it may be omitted if it deals with a matter relating to the conduct of the ordinary business operations of the registrant. The Company is cognizant of the Commission's desire to clarify and enhance disclosure of senior executive and director compensation. Employment contracts or incentive plans for upper management have been and will be explained in the Company's proxy statements. In addition to the currently required information, the Company included a description of management's executive compensation philosophy in its 1992 proxy statement. Nevertheless, the proponent's Proposal does not limit itself to executive compensation. It appears to have a broader scope and call into question all Company benefit plans. Most of the Company's plans, especially those which have the most financial impact upon the Company, are uniform for all employees and are not limited to directors or officers. Those plans which relate to all employees on an equal basis such as medical, accident, life and retirement plans are, in the opinion of the Company, matters dealt with in the ordinary course of business and are not the kinds of plans recently referred to as senior executive and director compensation and deemed by the Commission as outside the ordinary course of business. Therefore, in so far as the Proposal may be interpreted to relate to such uniform, across-the-board plans, it should be omitted under Rule 14a-8(c)(7).

Pursuant to Rule 14a-8(d), the Company has notified Joanna Scott-Meyers of its intention to omit her Proposal from its proxy materials and has enclosed a copy of this letter with the letter to Ms. Scott-Meyers. A copy of my letter to Ms. Scott-Meyers is attached. Preliminary copies of the Company's proxy statement and form of proxy are expected to be filed, if required pursuant to Rule 14a-6(a) on or about January 26, 1993, and definitive copies on or about March 1, 1993. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(d). If you have any questions regarding this matter, please call me at (215) 841-4263.

Very truly yours,

E.C. Kirk Hall
Assistant General Counsel
PHILADELPHIA ELECTRIC COMPANY
2301 Market Street
Box 8699
Philadelphia, Pa. 19101
(215) 841-5544

ENCLOSURE

April 29, 1992

L.S. Binder, Secty.,
Philadelphia Electric Company
2301 Market Street
Philadelphia, Pa. 19101

Dear Secretary Binder ,

The following proposal is submitted for inclusion in the notice for the annual meeting in 1993.

WHEREAS:

The Board of Directors and its' appointed Management team are theoretically democratically elected by the stockholders and charged with the policy making and operation of the Corporations' business, and

WHEREAS:

in the real world, the Board is, in fact, elected in an autocratic "OLD BOY SCHOOL" manner; controlled by a self perpetuating management with its' control of proxies submitted by the largest stockholders having interests of their own and an unsuspecting and naive array of the small stockholders, and

***4** WHEREAS:

the Board, at the instigation of Management, is led into establishing a wide variety of PERCS; i.e. attractive employment contracts, incentive plans, option plans, health accident life and medical plans, and "you name it plans" ad infinitum until it borders on the obscene, and

WHEREAS:

these Percs are granted, alledgedly, for the good and welfare of the stockholders; although in truth the beneficiaries are Management, the Board and sundry other executives irrespective of whether this group produces a profit, and

WHEREAS:

there is a Management perception that stockholders eat only after the above groups are well fed and then only to be spoon fed at Managements' benevolenc and

WHEREAS:

the small stockholders, in fact, have no in-put or voice in the granting of the above noted Percs, and

WHEREAS:

the point specifically--is the Corporation existing for the primary benefit of the Directors and Management or the Stockholders???, now

THEREFORE:

BE IT RESOLVED, that a Committee of small stockholders be elected, by those stockholders of limited numbers 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees. Under all conditions the Corporation will bear the expense of this resolve.

Respectfully submitted,
Joanna Scott-Meyers

SEC LETTER

July 30, 1992

Publicly Available **July 30, 1992**

Re: **Philadelphia Electric Company** (the "Company")
Incoming letter dated June 1, 1992

The proposal relates to the election of a committee of small shareholders who will consider and present to the Company's board of directors a plan or plans "... that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees".

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy materials on the grounds that it is vague and indefinite. Rule 14a-8(c)(3) permits the omission of a proposal that is contrary to any of the Commission's proxy rules and regulations, including rule 14a-9, which prohibits false and misleading statements in proxy materials. In this regard, the Division concurs in your view that the proposal is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Under these circumstances, the Division will not recommend enforcement action to the Commission if the proposal is omitted from the Company's proxy materials. In reaching a position, the staff has not found it necessary to reach the alternative bases for omission upon which the Company relies.

Sincerely,

William H. Carter
Special Counsel

Securities and Exchange Commission (S.E.C.)
1992 WL 186643 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

***1 Burlington Northern** Santa Fe Corporation
Publicly Available February 1, **2001**

LETTER TO SEC

December 22, 2000

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
JUDICIARY PLAZA
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Re: Burlington Northern Santa Fe Corporation Stockholder Proposals Submitted by William Stinson Purdy; Robin L. Purdy; Robert Pines and Lanee Marie Purdy; Walter Vaughan and Michael Purdy II; Mark Anthony Purdy II; and William S. Purdy II

Dear Sir or Madam:

On behalf of Burlington Northern Santa Fe Corporation, and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude proposals submitted by William Stinson Purdy; Robin L. Purdy; Robert Pines and Lanee Marie Purdy; Walter Vaughan and Michael Purdy II; Mark Anthony Purdy II; and William S. Purdy II from our proxy materials for our 2001 annual meeting of shareholders ("2001 Proxy"). In compliance with Rule 14a-8(j)(1), this letter is submitted at least eighty (80) calendar days prior to the company's anticipated date of filing its definitive proxy statement and form of proxy relating to its 2001 annual meeting. I also request confirmation that the Staff will not recommend enforcement action if we exclude future proposals from William Stinson Purdy ("Purdy") or members of his family from future proxy materials.

Again this year, we received six notices from the Purdy family and their associates on November 22, 2000, each submitting a proposal for consideration at our 2001 annual meeting of shareholders. The proposals, along with their statements of support, are attached as Exhibit A.

Pursuant to Rule 14a-8(j), I have enclosed six copies of each proposal and this letter, which sets forth the grounds upon which we deem omission of each proposal to be proper. For your convenience, I have also enclosed a copy of each of the no-action letters we cite. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to each of the proponents to notify them of our intention to omit the proposals from our 2001 Proxy.

Each of these proposals has been submitted by either Purdy or a member of his family. The six proposals may be summarized as follows:

. Purdy submitted a proposal recommending that the Board of Directors cease efforts to construct and operate a refueling station near Rathdrum, Idaho.

. Robin L. Purdy (Purdy's wife) submitted a proposal recommending that the

Board develop an executive bonus policy plan that ties executive bonuses to increases in shareholder dividends.

. Lanee Marie Purdy (Purdy's daughter, age 23), ostensibly in conjunction with Robert Pines, submitted a proposal recommending that the Board develop a railroad crossing policy that would encourage the company to work with the National League of Cities and local communities to increase safety and reduce railroad accidents at railroad grade crossings.

***2** . Michael Purdy II (Purdy's son, age 19), ostensibly in conjunction with Walter Vaughan, submitted a proposal recommending that the Board of Directors direct the managers of the company to cancel the "Availability Policy" and the "Attendance Watch Policy."

. Mark Anthony Purdy II (Purdy's son, age 15) submitted a proposal recommending that the Board develop a corporate governance policy plan that would encourage company management to retain outside consultants to review all shareholder proposed initiatives and report the concerns of the shareholders to the Board.

. William S. Purdy II (Purdy's son, age 14) submitted a proposal recommending that the Board direct the managers of the company to prohibit supervisors from calling subordinate company employees "NIGGER," and that the Directors nominate and encourage the election to the Board of Directors of persons that are of diverse racial, ethnic and gender background.

Each of these proposals is essentially identical to the proposals submitted by members of the Purdy family last year for inclusion in our proxy materials for our 2000 annual meeting of shareholders. Our request for no-action letters regarding our exclusion of the proposals from our 2000 proxy materials was granted by response of the Division of Corporation Finance dated February 24, 2000 on personal grievance grounds.

I am of the opinion that the proposals submitted by Purdy and the members of his family may again be properly omitted under Rule 14a-8(i)(4) as they relate to the redress of a personal claim or grievance against our company and are designed to result in a benefit to the proponents not shared by the other security holders. Because we wish to rely, in part, on Rule 14a-8(i)(4) as a basis to exclude each of the Purdy family proposals as they relate to Purdy's personal grievance against our company, I have combined our no-action requests into one letter. The first section of this letter addresses the Rule 14a-8(i)(4) personal grievance issue common to each of the proposals and pursuant tc which I believe each of the proposals may be omitted from our 2001 Proxy and future Purdy family proposals may be omitted from future proxies. The subsequent sections address the additional specific reasons for which omission of each of the individual proposals is proper. The text of each proposal is set forth in its entirety in the section specifically addressing that proposal.

I.

The Proposals may be Properly Omitted from Our 2001 Proxy and Subsequent Proxies Under Rule 14a-8(i)(4) as They Relate to the Redress of a Personal Claim or Grievance Against the Company or are Designed to Result in a Benefit to the Proponents not Shared by Other Security Holders

Again this year, Purdy and his family have tried to abuse the shareholder

proposal rule by submitting numerous shareholder proposals in pursuit of Purdy's long-standing personal grievance against our company and Robert D. Krebs, the Chairman of our Board of Directors. The history of Purdy's campaign to harass our company is set forth in our requests for no-action letters dated December 18, 1998 and December 20, 1999 in connection with the Purdy family's 1998 and 1999 proposals. These requests were granted by responses from the Division of Corporation Finance dated February 5, 1999 and February 24, 2000.

***3** In both 1999 and 1998, the Purdy family submitted eight stockholder proposals. In 1997, Purdy and his family submitted three stockholder proposals plus two submitted after the Rule 14a-8 deadline. In 1996, two stockholder proposals were submitted by the Purdys.

The Purdy family has also notified the company on numerous occasions of its intent to nominate persons for our Board of Directors. This year, we received notice that Purdy intends to nominate Howard W. Morgan to the Board, Robin L. Purdy intends to nominate Purdy and Lillian L. Nybo to the Board and Michael L. Purdy intends to nominate Walter Vaughan, Robert Todd Pines, Michael Coleman and Howard W. Morgan to the Board. In 1999, the Purdys notified us of their intention to nominate Purdy, Howard Morgan, Michael Coleman and Walter Vaughan to the Board. In 1998, Purdy family members notified the company of their intention to nominate Purdy, four of his children and one other individual to the Board. In 1997, we received eight notices to nominate Purdy to our Board submitted by Purdy, his wife, his five children, and his personal friend. Purdy was also nominated from the floor at our 1997 annual meeting.

In addition to the shareholder proposals Purdy has submitted pursuant to Rule 14a-8, he has also attempted to present numerous proposals from the floor of our annual meeting. This year is no exception. On December 20, 2000, Purdy notified us of his intention to make eight shareholder proposals from the floor of our 2001 annual meeting -- six of which are substantially identical to the proposals submitted for inclusion in our 2001 proxy.

Though each proposal is submitted by a different member of the Purdy family, it is clear that Purdy has orchestrated the submission of these proposals. With the exception of Lanee Marie, all of the Purdy family proponents list the same address, a residence in South St. Paul, Minnesota. Each of the proposals was sent by Purdy in the same package and received on the same day, November 22, 2000, by our corporate secretary. While two persons outside of Purdy's immediate family were nominally co-proponents of two proposals -- Robert Pines and Walter Vaughan -- neither are record holders of our stock and neither submitted any evidence that they are stockholders at all in response to our letters under Rule 14a-8(f). Purdy has a long and continuous history of harassing the company and its officers through various means, including litigation, abuse of the shareholder proposal process, and a number of world wide web sites. This history is set forth in detail in our 1999 and 1998 no- action letter requests regarding Mr. Purdy's proposals, copies of which are enclosed, but the following will summarize the roots of Purdy's personal grievance against our company and the ways in which this grievance has been manifested.

. In 1972, Purdy was first employed in a full-time position with Burlington Northern Railroad Company, our principal operating subsidiary now known as The Burlington Northern and Santa Fe Railway Company, or BNSF. In 1979, Purdy became a locomotive engineer.

***4** . Purdy has instituted litigation or filed claims or grievances in many

different forums against us on numerous occasions alleging, variously, employment discrimination, defamation, assault, battery, invasion of privacy, negligent and intentional infliction of emotional distress, and personal injuries, including allergic reaction to cigarette smoke and post-traumatic stress syndrome.

. As discussed below, "blood" is a common theme in Purdy's communications and may perhaps be traced to a rail yard accident in 1989 in which a train under Purdy's control severed the legs of a crew member. Purdy was commended for saving the man's life by applying tourniquets, but has many times since claimed that it is the company that has "blood on its hands."

. Purdy's spouse sued the railroad in 1994-95 for various claims, including loss of the consortium of her husband.

. Purdy's employment with us was terminated by mutual agreement, effective January 1995. Purdy has been told that we will never re-employ him. Purdy nevertheless has directed a stream of correspondence to our management and has made it clear that he is seeking employment with us, preferably, according to Purdy, in some capacity as a safety administrator or consultant.

. On April 18, 1996, Purdy made a tearful presentation at the company's annual meeting of stockholders during which he implored Mr. Krebs to look into Purdy's personal situation and the possibility of reemployment.

. In June 1996, one week after receiving written notification from the company that he would not be re-employed, Purdy filed an application with the U.S. Patent Office to register the service mark "BNSF," claiming that he had used the mark and the phrase in intrastate commerce since 1993 and in interstate commerce since 1994.

. In June 1997, Purdy incorporated a Minnesota corporation he named "BNSF Corporation" (a name he claims he chose as an acronym for the tortured expression "BRINGING NOW SAFETY FIRST").

. On August 12, 1997, Purdy wrote Mr. Krebs about a "serious problem" concerning the company's use of "my mark" and on March 5, 1998, Purdy filed a complaint in federal district court in Minnesota (Civ. No. 98-833) alleging that we had committed trademark infringement for using the mark BNSF. Purdy sought damages totaling $208 million, an amount which he falsely claimed "is an amount equal to Krebs' obscene $208 million salary." In December, 1999, Judge John McBryde's order canceling Purdy's BNSF trademark was affirmed by the Fifth Circuit Court of Appeals. Thereafter, the United States Supreme Court denied Purdy's petition for a writ of certiorari. Purdy's "BNSF" trademark registration was subsequently cancelled by the Patent and Trademark Office in January, 2000.

. Purdy appeared in the offices of the Company's attorneys in 1998 in connection with a motion that was scheduled for hearing the next day in Minnesota state court. Purdy hand delivered a letter that had fresh blood all over the first page and two bloody fingerprints on the second page under his signature. Purdy also had blood on his hand when he delivered the letter. Laboratory tests revealed that the blood was of human origin.

***5** . In 1999, Purdy incorporated "BNSF Corporation" in Wisconsin, Delaware and Idaho, and "Burlington Northern Insanity" in Washington. He also claims to have established "Burlington Northern Secrets & Frauds, Inc." a non-profit organization. In March of 1999, Purdy filed an application to register another mark, "BNSF Bringing Now Shareholder Freedom," with the Patent and Trademark office.

. In October, 1999, Purdy and three of his corporations sued the company and Mr. Krebs in the U.S. District Court in Minnesota alleging violations of the Clean Water Act, the National Environmental Policy Act, the Securities Act of 1933, the Securities Exchange Act of 1934, Delaware law, the Idaho Open Meeting Law, and the Minnesota False Advertising Law and tortious interference with his Constitutional rights (of"free speech" and "to publish"), primarily with respect to the company's planned Idaho refueling facility referred to in his proposal (Civil No. 99-1583 D. Minn).

. Purdy has registered a plethora of world wide web addresses in an effort to harass our company and misdirect internet traffic to his web sites. Purdy uses the web sites as a forum to criticize the company and BNSF Railway as well as Mr. Krebs. He has registered the following web addresses:

www.bnsf.org;
www.bnsf.net;
www.bnsf.cc;
www.bn-sf.com;
www.bn-sf.org;
www.bn-sf.net;
www.bnsfcorp.com;
www.burlingtonnorthernsantafe.org;
www.burlingtonnorthernsantafecorporation;
www.bnsfsucks.com;
www.bnsfsucks.org;
www.bnsfsucks.net;
www.bnsfslaves.com;
www.bnsftoday.com;
www.bnsfkillers.com;
www.fuckbnsf.com;
www.bnsfu.org;
www.mybnsf.com;
www.robertkrebs.com;
www.bnsfsafety.com;
www.bnsfsafetyfirst.com;
www.crooksrus.com;
www.bnicrookedexecutives.com

"BNI" is the company's stock symbol, and the company and its railroad subsidiary are commonly known as "BNSF."

. Purdy's web sites have links to various articles devoted to outrageous statements concerning the company and Mr. Krebs. The titles of these articles include: "Krebs, you do have RED Blood on your hands," "'More Bullshit on top of More Bullshit.' - Greg Stengem's Safety Assurance and Compliance Plan," " "BNSF(R) President Purdy Responds to 'Asshole of the Week' Suggestions," " "Krebs still a 'Crooked Executive,"D' "Are Krebs & Company GUILTY of KILLING Billie Vaughan?," "Krebs called a Psychopathic KILLER," "Deepthroat Reports Krebs Throws Another Tantrum Just Like a Little Baby"D' "Krebs is getting Paranoid - Hires Bodyguards," "Going Postal on BNI" and "'I'm not a Crook!' (famous words of Robert Krebs and Richard Nixon)." (Exhibit B).

. In a November 5, 1997 posting to the site, Purdy included the following under the Headline "BNSF(R) Admits Guilt!!!":

*6 BNSF Corporation [Purdy's Minnesota corporation] today admitted that the

Burlington Northern Santa Fe Railroad has been too lax on Safety! After being informed of yet another terrible train collision which occurred in Texas on Monday, it was reported that the BNSF(R) President [Purdy] said that he felt tremendous "guilt" for having not done enough to really encourage Railroad Safety. USA TODAY showed a picture of the crash and reported, "Two workers were slightly injured when they leaped from the moving freight train before it rear ended a stopped train...." (Exhibit C).

. Purdy has created a "Krebs has no ethics" series from his discussion board (or chat room) which contains Internet e-mail messages supposedly sent to the chat room by persons other than Purdy with such names as "***" and " "Watchdog." Purdy has also created the "Assistant Vice President Rick Ellis Room," complete with such graphics as dripping blood. This room is another so-called "discussion group" and, similar to the "Krebs has no ethics series," posts unattributed Internet e-mail messages that call for Ellis' imprisonment and congratulate Purdy on his "efforts." (Exhibit D). Purdy employs dripping blood graphics in other areas of his web site as well, and has a "Blood on Hands" page on the site. Rick Ellis is Purdy's former supervisor. The past three years Purdy has given notice of his intent to raise a proposal from the floor of the annual meeting which recommends, among other things, that the Company terminate Rick Ellis, and he has done so again this year. (Exhibit E).

. Purdy has also attacked the federal district court judge, Judge John McBryde, who presided over the Company's lawsuit discussed above seeking cancellation of Purdy's "BNSF" mark. On or about December 14, 1998, Purdy established a new web site, www.judgejohnmcbryde.com, on which he claimed that Judge McBryde "is the epitome of INJUSTICE in America." Purdy stated that the web site was established "in Judge McBryde's dishonor to call attention to the injustice and human misery caused by Burlington Northern Santa Fe Corporation."

. Purdy's web sites repeatedly impugn the character, integrity and personal reputation of Mr. Krebs. One of his sites states (eight times) that "BNI" -- the company's stock symbol -- is of the opinion that Mr. Krebs is a " "Psychopathic KILLER" and a "Dishonest Executive." The site also has a number of fabricated and false quotes attributed to Mr. Krebs, such as "I don't care if my money is dripping in BLOOD."

. Other examples of material on Purdy's web sites attacking Mr. Krebs and the company include:

"The truth is Krebs is nothing but a no good piece of shit. He is so self centered that the big buck comes before anything else. His family owns Wells Fargo and he still complains that he is underpaid. I feel that if the BNSF rr had a CEO like Purdy it would be a much better place to work." [Falsely attributed to a senior vice president of our company.]

***7** "Robert D. Krebs, CEO and President of the Burlington Northern Santa Fe Railroad, has KILLED another innocent victim in Texas. Mr. Krebs KILLED Mr. Slough of Prosper, Texas just as sure if he had shot him with a gun -- and did it over money. You are responsible -- responsible for KILLING Bobby Slough at Prosper, Texas by directing and allowing your railroad to stall and delay the installation of the crossing gates at Prosper.... Shame on you Mr. Krebs -- you are getting away with MURDER -- and all for blood money."

"Mr. Krebs apparently feels that he can just ride rough-shawed over me because I'm just a little nobody in his eyes. I first had to deal with a bully like Robert Krebs when I was in fifth grade in North Dakota."

. After the Division granted our no-action letter requests as to the Purdy 1999 annual meeting stockholder proposals, Purdy's web site carried a claim that the Division's no-action position was the result of bribery. His site made the baseless assertion that Mr. Krebs paid cash bribes to two officials at the SEC on two separate occasions. Purdy claims these payments were in exchange for the SEC's "'cooperation' in preventing not only BNSFSM President William S. Purdy, but four generations of the Purdy family from exercising their shareholder rights." (Exhibit F). Purdy also wrote to President Clinton requesting that he order the Federal Bureau of Investigation and other appropriate agencies to investigate the matter. (Exhibit G). We notified the Staff of Purdy's charges when we first learned of them.

. On March 23, 2000 the Federal District Court for the District of Minnesota granted BNSF's motion for summary judgment in a trademark infringement suit we had brought against Purdy. Judge Donovan Frank declared that BNSF Railway and its parent corporation are the rightful owners of the "BNSF" mark and that Purdy's continued use of the mark with respect to railroads or railroading constitutes trademark infringement.

. This year, Purdy misappropriated an e-mail inadvertently sent to his www.bnsf.org web address containing the names, titles, social security numbers and salary information of several hundred company employees. On March 28, 2000, Judge Frank enjoined Purdy from publishing the social security numbers of these employees on his web site. Purdy has twice been held in contempt for violation of this order.

. On June 29, 2000, Judge Frank enjoined Purdy's use of the world wide web addresses BNSF.org and BNSF.net.

. On September 18, 2000, Purdy was arrested for disorderly conduct in St. Paul Minnesota. He had parked his car, spray painted "BNSF" on the sides and hood, in front of the St. Paul federal building. He proceeded to stand on the car and pour ketchup on himself. He then used a megaphone to declare to passersby that the railroad has not provided adequate assistance for his post-traumatic stress disorder and to repeatedly shout Mr. Krebs' social security number.

***8** . On October 30, 2000, Judge Frank granted BNSF's motion to dismiss Purdy's lawsuit regarding our proposed Idaho refueling facility (Civil No. 99-1583 D. Minn). The judge's grounds were, among others, that Purdy's various lawsuits and grievances against the company rendered him ineligible to represent the interests of shareholders as a whole. Purdy has appealed the dismissal decision to the Eighth Circuit Court of Appeals.

. Purdy has advanced various professional and ethical complaints against BNSF's counsel who have dealt with him, including claims for $10 million in sanctions.

. Purdy has vowed to continue in his efforts against our company until he has closure over his employment experiences with the company. In a 1998 radio interview covering his protracted fight with our company, Purdy said "This is my life until this is resolved .... I will continue with this until the day I die. Until my last breath. Until I am vindicated."

The foregoing demonstrates that Purdy's true agenda is not to submit shareholder proposals to further the best interest of the company and its stockholders. Rather, he has enlisted his wife, his daughter, and his three sons to submit six proposals for the purpose of harassing our company and furthering

his own personal interests. Should Purdy ever be compensated for his efforts and the resolution of his ongoing dispute with the company, his family members will also benefit. By orchestrating the submission of these proposals, Purdy has misused the shareholder proposal process.

Rule 14a-8(i)(4) under the Exchange Act states that a shareholder proposal may be excluded from proxy materials if the statement "relates to the redress of a personal claim or grievance against the company ... or if it is designed to result in a benefit to [the proponent] or to further a personal interest, which is not shared with the other shareholders at large ...." According to the Commission, the purpose of this rule is to ensure "that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Release No. 34-20091 (August 16, 1983). In this connection, the Commission has also stated that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts ... that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." Release No. 34-19135 (October 14, 1982). This is the case even if the subject matter of the proposal does not relate specifically to the personal grievance. See AmVestors Financial Corporation (March 31, 1992).

For purposes of Rule 14a-8, the Staff has taken the position that the shareholder proposal process may not be used as a tactic to redress a personal grievance even if a proposal is drafted in such a manner that it could be read to relate to a matter of general interest. In addition to the no-action letters granted to us in connection with Purdy's 1998 and 1999 proposals, the Staff granted relief in two other recent no-action letters which involved a pattern of behavior far less extreme than Purdy's. In The Boeing Company (February 18, 1999), the Staff allowed the company to exclude a proposal from a shareholder who had quit his job several years earlier. Much like Purdy, the shareholder proponent, a former employee, was involved in litigation against the company, had sought to be reemployed, and attempted to enlist state agencies to his cause. In Phillips Petroleum Company (March 4, 1999), the Staff allowed the exclusion of a proposal submitted by a former employee who had been discharged for cause. Again, much like Purdy, the shareholder proponent was using the company's annual meeting as a forum for redressing his personal grievances. A number of earlier no-action letters to the same effect are cited in our enclosed 1998 and 1999 no-action letter requests.

***9** Here, as in the above cases, the proposals are simply another manifestation of Purdy's grievance against the company. We ask the Staff to view the proposals in light of Purdy's obvious harassment efforts in his ongoing personal dispute with our company. While we understand the Commission's concern with the difficulty the Staff has in making determinations regarding the motivation of proponents when a proposal is "facially neutral," as stated in Release No. 34-39093 (Sept. 18, 1997), here the motivation could hardly be more clear. As the shareholder proposal process is not intended to be used to further personal grievances, it is my opinion that the proposals may be properly omitted from our 2001 Proxy pursuant to Rule 14a-8(i)(4) as they relate to the redress of a personal claim or grievance against the company.

Two of the proposals are co-proposed by individuals outside the Purdy family.

The proposal of Lanee Marie Purdy is co-proposed by Robert Pines and the proposal of Michael Purdy II is co-proposed by Walter Vaughan. Walter Vaughan claims ownership of 1 share of company stock worth roughly $26; Robert Pines has not indicated how many shares of company stock he claims to own. These co-proponents have failed to satisfy the requirements of Rule 14a-8(b)(1), or to demonstrate ownership of any of the company's securities to be voted. If the proposals are excluded as to the Purdy proponents, the remaining proponents cannot sustain inclusion of the proposals because they have failed to satisfy the requirements of Rule 14a-8(b)(1) (see sections IV and V of this letter).

In addition to confirming that we may exclude the Purdy family proposals from our 2001 Proxy, I also ask that the Staff confirm that it will not recommend enforcement action if we exclude any proposals submitted by Purdy or members of his family for inclusion in our future proxy materials. In cases where the same proponent has repeatedly resubmitted proposals in furtherance of a personal grievance, the Staff has permitted its no-action advice to apply to future submissions of the same or similar proposals by the same proponent. For example, in Unocal Corporation (March 30, 2000), the same proponent submitted the same stockholder proposal multiple times in furtherance of a personal grievance that had been the subject of protracted litigation between the proponent and Unocal. In its response to Unocal, the Staff indicated that its response would also apply prospectively to any future submissions of the same or similar proposals by the same proponent. Similarly, in United Technologies Corp. (December 31, 1996), IBM (November 22, 1995), Cabot Corp. (November 4, 1994) and Texaco, Inc. (February 15, 1994), the Staff granted prospective relief to registrants who had received multiple proposals from the same proponents in the furtherance of personal grievances.

* * *

In addition to being of the opinion that each of the proposals submitted by Purdy and the members of his family may be excluded under Rule 14a-8(i)(4) as they relate to the redress of Purdy's personal claim or grievance against the company, I am also of the opinion that the proposals may be excluded for the specific reasons described below.

II.

Stockholder Proposal Submitted by William Stinson Purdy

***10** On November 22, 2000, we received a notice from Purdy submitting a proposal for consideration at our 2001 annual meeting of shareholders. The proposal reads as follows:

Santa Fe Corporation shall cease efforts and expenditures to construct and operate a refueling station in the vicinity of Rathdrum, Idaho or at any location over or affecting the Rathdrum Prairie-Spokane Valley Aquifer; that the company will disclose the site location and true, present, and projected costs at each site where it is required to monitor or clean up pollution from its former activities; that the company will develop and enforce internal controls and procedures to avoid conducting activities that engender a substantial risk of damage to the environment or human life and safety when feasible alternatives

can be identified; that the company will establish a program to develop procedures and technologies that will reduce the risks associated with its operations and will make the company a leader in safety and the protection of health and natural resources.

Purdy's proposal, together with its statement of support and the proposals of the other Purdy family members, is attached hereto as Exhibit A. This proposal is nearly identical to the proposal submitted by Purdy for inclusion in our 2000 Proxy. I believe it may be properly omitted from our proxy materials pursuant to Rule 14a-8 for the reasons set forth in Section I of this letter and for the additional reasons set forth below.

A. The Proposal may be Properly Omitted Under Rule 14a-8(i)(1) Because the Proposal is not a Proper Subject for Action for Shareholders under Delaware Law

Rule 14a-8(i)(1) provides that a shareholder proposal may be excluded if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The proposal submitted by the proponent is not a proper action for shareholders. Burlington Northern Santa Fe Corporation is organized under Delaware law. Delaware General Corporation Law section 141(a) provides "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided ...." The proposal directs the company to "cease efforts and expenditures to construct and operate a refueling station" and to take other actions. The unequivocal mandate posed by the proposal would strip the board of its discretion and divest the board of its power to manage the corporation. Because the proposal unequivocally directs the company to take action, it is not a proper action by shareholders under the laws of Delaware; therefore, it is my opinion, as counsel for the company, that the proposal may be excluded from our 2001 Proxy pursuant to Rule 14a-8(i)(1).

B. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(8) As It Relates to an Election to Office

Rule 14a-8(i)(8) states that a shareholder proposal may be excluded from the proxy materials if the proposal "relates to an election to office." On December 19, 2000, we received a notice from Robin L. Purdy, stating that she intends to nominate Purdy for election to the Board of Directors at our 2001 Annual Meeting. We also received on that date a notice from Purdy, stating that he intends to nominate Howard W. Morgan to the Board. On December 20, 2000, we received notices of Purdy's intent to raise eight stockholder proposals at the 2001 annual meeting, one of which is the same as the present proposal. Purdy, the proponent of this proposal, goes so far as to state in his supporting statement that the management's construction and operation of a refueling facility in Rathdrum, Idaho is criminal. He goes on to contend that management is risking the "health and economic well-being" of area residents, and that the company has harassed and intimidated its employees. Meanwhile, the Purdy family is attempting to orchestrate the election of its own slate of Directors. In addition to Purdy and Morgan, the Purdy family has submitted notices of intent to nominate four other individuals to our Board. Even if the proposal is not adopted, its inclusion in the proxy statement serves to disparage existing

directors up for reelection while Purdy, the proponent of this proposal, offers alternative candidates.

***11** Under Rule 14a-8(i)(8) the Staff of the Division of Corporation Finance allows the omission of proposals that are used in furtherance of a proponent's effort to gain seats on the board of directors, even if the proposal itself does not mention the election. In Richton International Corp. (Aug. 9, 1983), the Staff of the Division of Corporation Finance allowed the company to omit two proposals, including a proposal to sell the company, after the proponent announced his intention to nominate himself for election to the company's board of directors. Prior to the shareholder's announcement of his intention to nominate himself to the board, the Staff had required the company to include the proposal in its proxy materials. In Computer Network Corporation (June 16, 1983), the Staff of the Division of Corporation Finance allowed the omission of a proposal after the proponent publicly announced his intention to conduct a proxy fight for control of the company, even prior to the submission by the proponent of a formal nomination. See also AmVestors Financial Corporation (March 31, 1992) (the Staff of Division of Corporation Finance allowed the omission of a proposal submitted by a shareholder who was seeking to wage a proxy contest under paragraph (c)(4)(the Staff did not specifically address paragraph (c)(8))); Bank of Montana System (April 8, 1982).

There are important policy reasons for allowing a company to exclude a shareholder proposal which relates to an election contest. In Release No. 34-12598 (July 7, 1976), at 23-24, the Commission stated:

Notwithstanding [paragraph (c)(8)'s] applicability to any election to office, the principal purpose of the provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto.

Similarly, in Bank of Montana System, the Staff of the Division of Corporation Finance stated:

[I]t should be noted that the Commission adopted Rule 14a-8(c)(8) because it was of the view that the shareholder proposal process was not the proper means for conducting election contests, since other sections of the proxy rules, particularly Rule 14a-11, were specifically designed to handle such matters.

The shareholder proposal rules are not intended to permit a shareholder to use the proxy statement to promote his or her election contest or election platform. Any other interpretation would give persons contesting the election of management's nominees the advantage of including their proposal and supporting statement putting forth their election platform in management's proxy materials. In addition, if Rule 14a-8(m) were applicable to an election contest situation, it would require management to give the insurgents 30 calendar days notice of the text of the portions of management's proxy statement responsive to an insurgents' election platform proposal before any mailing to shareholders. The intent of Rule 14a-8 is not to favor insurgents over management in an election contest.

***12** The Commission expressly recognized this as a basis for excluding proposals under Rule 14a-8(i)(8) in Release No. 34-25217 (December 21, 1987). In that release, the Commission amended Rule 14a-8 to allow proponents to solicit the holders of more than 25% of the company's outstanding shares, but the Commission emphasized that its action would not make Rule 14a-8 available to a shareholder

involved in an election contest:

The deletion of the 25% limitation does not and is not intended to permit access to registrants' proxy materials for a party to an election contest. Shareholder proposals that relate to an election contest...continue to be subject to exclusion from registrants' proxy materials under Rules 14- 8(c) (8) and (9).

I know of no situation in which the Staff of the Division of Corporation Finance has required the inclusion in a company's proxy materials of a shareholder proposal from someone who has announced an intention to engage in an election contest.

I am aware of one situation in which the Staff of the Division of Investment Management declined to grant no-action relief to a mutual fund seeking to exclude a proposal, while the proponent was intending to remove the fund's incumbent directors and elect their own. Schafer Value Trust, Inc. (January 30, 1990). For the policy reasons set forth above, we respectfully request the Staff of the Division of Corporation Finance follow its own precedent and not adopt the Division of Investment Management's position in Schafer.

Even if the Division of Corporation Finance were to abandon its existing precedent and follow the position of the Division of Investment Management, our situation is very different from the situation in Schafer. In Schafer, the proposal and the supporting statement related only to liquidation of the fund. The proponent in Schafer was not conducting his proxy fight through his shareholder proposal. In our situation, however, as in Richton International, the proposal and the Supporting Statement are inexorably linked to the election efforts of the members of the Purdy family and their nominees, and are intended to influence the way shareholders vote.

Clearly, the proposal and Supporting Statement are being used as a means to attack management and the board of directors and thereby support the Purdy nominees. It has been the Staff's view that Rule 14a-8 is not the proper means for conducting election campaigns. The proponent should not be allowed to evade compliance with the regulations governing election contests by abusing the shareholder proposal process. Accordingly, it is my opinion that the proposal may be excluded from the company's 2001 Proxy pursuant to Rule 14a- 8(i)(8).

C. The Proposal may be Properly Omitted Under Rule 14a-8(i)(7) as it Relates to the Conduct of the Company's Ordinary Business Operations

Rule 14a-8(i)(7) under the Exchange Act states that a shareholder proposal may be excluded from the proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Staff has long distinguished shareholder proposals which have significant policy, economic or other implications from those which involve everyday business operations and affairs of the company. See Release No. 34-12999 (November 11, 1976). That release described "ordinary business" as encompassing matters which are ""mundane in nature" and do not involve any "substantial policy or other considerations." The Staff recently restated its view of the ordinary business operations exclusion in Release No. 34-40018 (May 21, 1998):

***13** The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is

impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.

The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration relates to the degree to which the proposal seeks to "micromanage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

The Staff has expressly recognized that information about a plant or facility, including location, safety, regulatory compliance, and specific detailed cost information, involve matters that relate to a company's ordinary business operations within the meaning of Rule 14a-8(i)(7). In MCI Worldcom (April 20, 2000), that company was permitted to exclude a proposal that requiring it to conduct an economic analysis before relocating offices or moving office facilities. In Exxon Corporation (February 28, 1992), the Staff allowed that company to omit a proposal that requested the board of directors to review the company's operations in Northern Ireland and issue a report to cover, among other things, plant locations. See also Carolina Power & Light Co. (March 8, 1990) (company permitted to exclude a proposal requesting the company prepare a report regarding specific aspects of the company's nuclear operations relating to safety, regulatory compliance, emissions problems, hazardous waste disposal and related cost information).

The construction and operation of a single refueling station by a major railroad is a part of its ordinary business operations and clearly falls within the policy set forth in Release No. 34-40018 as "so fundamental to management's ability to run a company on a day-to-day basis that ... they could not, as a practical matter, be subject to direct shareholder oversight" and that the proposal attempts to "micromanage" the company. Accordingly, it is my opinion that the proposal may be excluded from our 2001 Proxy pursuant to Rule 14a-8(i)(7) as it relates to ordinary business operations.

D. The Proposal may be Properly Omitted Under Rules 14a-8(i)(3) and 14a-9 as it is Materially False or Misleading

***14** Rule 14a-8(i)(3) under the Exchange Act permits the exclusion of a shareholder proposal if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

In the Supporting Statement, Purdy makes a number of false and misleading statements, which, even if couched as opinions, are still presented as categorical statements of fact for which he does not and cannot provide any support. In Kiddie Products, Inc. (February 9, 1989), the Staff stated that it was proper to omit parts of a supporting statement when "it states as fact a matter which appear[s] to be a subjective conclusion of the proponent." Purdy makes these statements:

Having admitted the 'environmental risks inherent in railroad operations' and having discharged fuel at over 400 sites, the Company cannot responsibly even consider constructing a fueling station over the Rathdrum-Prarrie Aquifer. (First paragraph, first sentence.)

Placing a fueling station over this sole-source aquifer would most likely destroy the drinking water in Spokane, Post Falls, Coeur d' Alene, Rathdrum, and several other communities. (First paragraph, second sentence.)

Proceeding with the proposed Rathdrum fueling station would be CRIMINAL because the Company is, and has been, well aware of the substantial risks that such a decision would pose to the health and economic well-being of over half a million people. (First paragraph, third sentence.)

The company has excluded officials ... and members of the public ... from public meetings held by the Company to disseminate the Company's viewpoint and misrepresentations without allowing fair comment and open debate. (Second paragraph, second sentence.)

In addition, the Company has placed false supporting advertisements in Spokane and Idaho newspapers falsely stating that 'this ad is brought to you by the over 700 men and women who work for The Burlington Northern and Santa Fe Railway Company.' (Third paragraph, first sentence.)

Many Company employees do NOT support the construction of a fueling station anywhere in the vicinity of the Rathdrum-Prairie aquifer. (Third paragraph, second sentence.)

Many of these Company employees are also BN shareholders and have been illegally harassed and intimidated into publicly showing support for the proposed Rathdrum fueling station against their wills. (Third paragraph, third sentence.)

Extensive scientific modeling and analyses have been performed by experts to assess the effect of a spill or leak from our proposed refueling facility on the local aquifer. The engineering and design of the facility calls for multiple levels of spill containment and leak detection systems. The scientific evidence we provided in our permit application revealed that even in a worst- case scenario, in which all of the fuel at the site bypassed several containment and leak detection systems and leaked directly into the ground, only a small percentage of it would reach the aquifer and none of it would leave our own property. Further, even if it did leave our property, it would not flow into the capture zones of wells. There is simply no foundation in fact for the proponent's assertions, which misinterpret how diesel fuel acts when it is spilled, the geology of the site and the dynamics of an aquifer. Moreover, the Kootenai County Board of Commissioners, which considered the relevant evidence, granted a conditional use permit to the railroad. We are in the final stages of obtaining final permits.

***15** Furthermore, no one has been excluded from public meetings. In fact, meetings have been scheduled for the very people mentioned in the supporting

statement. The Office of the Kootenai County Prosecuting Attorney has investigated the matter to determine whether we violated the state's open meeting law, and the county attorney determined that no violation had occurred. We have held several public meetings, some of which have been attended by the very people named in the supporting statement, and at which they were given full opportunity to state their opposition and debate the issue.

Finally, all of our advertisements have been accurate. We have not threatened or harassed any or our employees in any way regarding this project.

The supporting statement goes so far as to claim that the company's conduct is "CRIMINAL" and that the company has "illegally" harassed and intimidated employees. This is materially false and misleading. The notes accompanying Rule 14a-9 of the Exchange Act provide examples of statements that may be misleading within the meaning of the Rule. Note (b) states that material that impugns an individual's character, integrity or personal reputation, or makes charges concerning alleged improper conduct without foundation, may be misleading under the Rule. See also Chemed Corporation (November 16, 1998). This statement, which impugns the reputation of company officers, is made without any factual foundation.

Purdy does not and cannot provide any support for his accusations. Because there is no support for his radical claims, they are materially false and misleading. Therefore, it is my opinion that the proposal may be properly omitted from our 2001 Proxy pursuant to Rules 14a-8(i)(3) and 14a-9 in order to avoid misleading shareholders.

III.

Stockholder Proposal Submitted by Robin L. Purdy

On November 22, 2000, we received a notice from Robin L. Purdy (Purdy's wife) submitting a proposal for consideration at our 2001 annual meeting of shareholders. On November 29, 2000, we notified Ms. Purdy that the company was not required to include her name even though she had included it in the body of her supporting statement. On December 18, we received a revised proposal from Ms. Purdy via facsimile. This proposal reads as follows:

IT IS RECOMMENDED that the Board of Directors of the Burlington Northern Santa Fe Corporation develop an executive bonus policy plan that ties executive bonuses to increases in shareholder dividends.

Robin L. Purdy's proposal, together with its statement of support and the proposals of the other Purdy family members, is attached hereto as Exhibit A. This proposal is nearly identical to the proposal submitted by Robin L. Purdy for inclusion in our 2000 Proxy. I believe that this proposal may be properly omitted from our proxy materials pursuant to Rule 14a-8 for the reasons set forth in Section I of this letter and the reasons set forth below.

A. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(8) As It Relates to an Election to Office

***16** Rule 14a-8(i)(8) states that a shareholder proposal may be excluded from the proxy materials if the proposal "relates to an election to office." On December 19, 2000, we received two notices from Robin L. Purdy indicating that

she intends to nominate William S. Purdy and Lillian L. Nybo for election to the Board of Directors at our 2001 Annual Meeting. Robin L. Purdy, the proponent of this proposal, states in her supporting statement that shareholder value "should not be siphoned-off by exorbitant senior executive bonuses." The proposal seeks to deride existing officers and directors, contending they have misappropriated company funds by overcompensating management. Meanwhile, Robin Purdy is offering her own candidate, husband William S. Purdy for election to the Board of Directors. Even if the proposal is not adopted, its inclusion in the proxy statement serves to disparage existing directors up for reelection while Robin L. Purdy, the proponent of this proposal, offers her husband as an alternative candidate. As discussed in greater detail in section II.B., it has been the Staff's view that Rule 14a-8 is not the proper means for conducting election campaigns. The proponent should not be allowed to evade compliance with the regulations governing election contests by abusing the shareholder proposal process. Accordingly, it is my opinion that the proposal may be excluded from the company's 2001 Proxy pursuant to Rule 14a-8(i)(8).

B. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(3) and 14a-9 as it is Materially False and Misleading

Rule 14a-8(i)(3) under the Exchange Act permits the exclusion of a shareholder proposal if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." For purposes of Rule 14a-8(i)(3), the Staff has previously concurred with the omission of proposals where "neither shareholders voting upon the proposal nor the company would be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposals were implemented." Southeast Banking Corp. (February 8, 1982). I believe that the proposal may be misleading in that any action ultimately taken upon the implementation of the proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast.

The proposal is so vague and broadly worded that shareholders may not understand it. Many shareholders might even believe that they are voting on a measure affecting shareholder dividends, not executive compensation. Indeed, the Supporting Statement claims:

This [proposal] will thereby increase not only BNI shareholder dividends, but also BNI shareholder value. (Eighth sentence.)

There is absolutely no basis for the assertion that this proposal would increase dividends and shareholder value. And, as a practical matter, if shareholders were to approve the proposal, the Board could adopt an executive bonus policy plan quite different than the kind envisioned by shareholders.

***17** The proposal's supporting statement is not only vague and misleading, but also makes a number of unsubstantiated claims. In addition to the sentence noted above, the proposal's supporting statement argues that:

Increases in BNI company value should not be siphoned-off by exorbitant senior executive bonuses. (Third sentence.)

The accusation that executives "siphoned-off" company value through ""exorbitant" bonuses directly impugns the character, integrity or personal reputation of the company's executives and implicitly charges improper, illegal or immoral conduct, which is misleading under 14a-9. The notes accompanying Rule

14a-9 of the Exchange Act provide examples of statements that may be misleading within the meaning of the Rule. Note (b) states that material that impugns an individual's character, integrity or personal reputation, or makes charges concerning alleged improper conduct without foundation, may be misleading under the Rule. See also Chemed Corporation (November 16, 1998). This statement, which impugns the reputation of company officers, is made without any factual foundation. Accordingly, it is my opinion that the proposal may be excluded from our 2001 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

IV.

Stockholder Proposal Submitted by Robert Pines and Lanee Marie Purdy

On November 22, 2000, we received a notice from Robert Pines and Lanee Marie Purdy (Purdy's daughter, age 23) submitting a proposal for consideration at our 2001 annual meeting of shareholders. The proposal reads as follows:

IT IS RECOMMENDED that the Board of Directors of the Burlington Northern Santa Fe Cooperation [sic] develop a BNI Railroad Crossing policy plan that will encourage the company to work with the National League of Cities and local communities to expand support and increase assistance of local efforts to increase safety and reduce railroad accidents at BNI pedestrian, street, and highway grade crossings.

The proposal of Robert Pines and Lanee Marie Purdy, together with its statement of support and the proposals of the other Purdy family members, is attached hereto as Exhibit A. This proposal is nearly identical to the proposal submitted by Lanee Marie Purdy for inclusion in our 2000 Proxy. I believe that Robert Pines is ineligible to be a proponent because he has failed to demonstrate that he owns any BNSF stock. Pursuant to Rule 14a-8(f), the company notified Mr. Pines within 14 calendar days of receiving the Robert Pines/Lanee Marie Purdy proposal that he needed to provide support pursuant to Rule 14a-8(b) of his claim of stock ownership within 14 days of receipt of our letter (our transfer agent's records do not indicate that he is a record holder of our stock). More than 14 days have elapsed since Mr. Pines received our letter without any response having been received by us.

I also believe that this proposal may be properly omitted from our proxy materials pursuant to Rule 14a-8 for the reasons set forth in Section I of this letter and under Rule 14a-8(i)(7) as it relates to the conduct of our ordinary business operations.

***18** Rule 14a-8(i)(7) under the Exchange Act states that a proposal may be excluded from the proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The staff distinguishes shareholder proposals that involve everyday business operations and affairs of the company from those with significant policy, economic or other implications. See Release No. 34-12999 (November 11, 1976). That release described "ordinary business" as encompassing matters which are "mundane in nature" and not involving any "substantial policy or other considerations." As discussed more fully in Section II.A., the Staff has recently restated its view of ordinary business operations in Release No. 34-40018 (May 21, 1998). That release explained that certain matters are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be

subject to shareholder oversight.

The Staff has expressly recognized that, though safety represents a very important issue, safety considerations are clearly an ordinary part of a company's day-to-day operations. See CSX Corporation (February 4, 1998) (the Staff allowed the company to omit from its proxy a similar proposal requesting that the board of directors develop and publish a safety policy accompanied by a report analyzing the long-term impact of the policy on the company's competitiveness, shareholder value and workforce); Burlington Northern Santa Fe Corporation (January 22, 1997) (the Staff allowed the omission of a proposal recommending a report on the status of research and development of a new safety system for railroads).

The proposal recommends the development of a plan to increase safety at railroad crossings. The maintenance and safe use of crossings is intimately connected to the operation of the railroad. Ensuring that those crossings are safe is an integral part of our ordinary business operations. Accordingly, it is my opinion that the proposal may be excluded from our 2001 Proxy pursuant to Rule 14a-8(i)(7) as it relates to our ordinary business operations.

V.

Stockholder Proposal Submitted by Walter Vaughan and Michael Purdy II

On November 22, 2000, we received a notice from Walter Vaughan and Michael Purdy II (Purdy's son, age 19) submitting a proposal for consideration at our 2001 annual meeting of shareholders. The proposal reads as follows:

IT IS RECOMMENDED that the Board of Directors of the Burlington Northern Santa Fe Corporation shall immediately direct the managers of the Company to instantly cancel the adoption and implementation of the "Availability Policy" -- "Availability Guidelines" and the "Attendance Watch Policy" which have been unilaterally IMPOSED on the dedicated and loyal scheduled employees of the Burlington Northern Santa Fe Corporation; that the Board of Directors of the Burlington Northern Santa Fe Corporation shall direct that the managers of the Company are prohibited from and will refrain from again unilaterally IMPOSING any unilateral employment policies on scheduled employees and will only implement employment policies on scheduled employees that have been conceived and created in cooperation with the respective Collective Bargaining and Union representatives of the scheduled employees involved; that the Board of Directors of the Burlington Northern Santa Fe Corporation shall direct the managers of the Company to privately and publicly support, advance, foster, and lobby for the passage of bills in Congress such as the former United States House of Representatives Bill # 3091 (H.R. 3091) which was introduced by U.S. Representative from Ohio, Steven C. LaTourette, and for which he is has [sic] written, "I have introduced Legislation H.R. 3091, which would allow a railroad employee 72 hours off after working or being Available for work for seven consecutive days"; that the Board of Directors of the Burlington Northern Santa Fe Corporation shall direct the managers of the Company to privately and publicly apologize to the families of the employees that have suffered injury or death as a result of the reckless implementation and enforcement of the " "Attendance Watch Policy" and/or the "Availability Policy" and make other amends and finical [sic] awards to the families involved as determined by the Board

after comprehensive review by the Board of Directors.
***19** The proposal of Walter Vaughan and Michael Purdy II, together with its statement of support and the proposals of the other Purdy family members, is attached hereto as Exhibit A. This proposal is nearly identical to the proposal submitted by Walter Vaughan and Michael Purdy II, together with a number of co-proponents absent from this year's proposal, for inclusion in our 2000 Proxy. I believe that Walter Vaughan is ineligible to be a proponent because he has failed to demonstrate that he owns any BNSF stock. Pursuant to Rule 14a- 8(f), the company notified Mr. Vaughan within 14 calendar days of receiving the Walter Vaughan/Michael Purdy II proposal that he needed to provide support pursuant to Rule 14a-8(b) of his claim of stock ownership within 14 days of receipt of our letter (our transfer agent's records do not indicate that he is a record holder of our stock). More than 14 days have elapsed since Mr. Vaughan received our letter without any response having been received by us.

I also believe that this proposal may be properly omitted from our proxy materials pursuant to Rule 14a-8 for the reasons set forth in Section I of this letter and for the additional reasons set forth below.

A. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(8) As It Relates to an Election to Office

Rule 14a-8(i)(8) states that a shareholder proposal may be excluded from the proxy materials if the proposal "relates to an election to office." On December 19, 2000, we received a notice from Michael L. Purdy II stating that it is his intent to nominate his co-proponent Walter Vaughan and Robert Todd Pines to the Board of Directors at the company's annual meeting. The proposal, which suggests that management did not act in the best interests of the corporation in enacting the "Availability Policy" and "Attendance Watch" contends that current management and the Board of Directors are not performing well. Even if the proposal is not adopted, its inclusion in the proxy statement serves to disparage existing directors up for reelection while Michael Purdy, one of the proponents of this proposal, offers his own candidate, co-proponent Walter Vaughan, as an alternative. As discussed in greater detail in section II.B., it has been the Staff's view that Rule 14a-8 is not the proper means for conducting election campaigns. The proponent should not be allowed to evade compliance with the regulations governing election contests by abusing the shareholder proposal process. Accordingly, it is my opinion that the proposal may be excluded from the company's 2001 Proxy pursuant to Rule 14a-8(i)(8).

B. The Proposal may be Properly Omitted Under Rule 14a-8(i)(7) as it Relates to the Conduct of the Company's Ordinary Business Operations

Rule 14a-8(i)(7) under the Exchange Act states that a shareholder proposal may be excluded from the proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." Under Rule 14a- 8(i)(7) the staff has long distinguished shareholder proposals which have significant policy, economic or other implications from those which involve everyday business operations and affairs of the company. See Release No. 34- 12999 (November 11, 1976). That release described "ordinary business" as encompassing matters that are "mundane in nature" and do not involve any "substantial policy

or other considerations." As discussed more fully in Section II.A., the Staff has recently restated its view of ordinary business operations in Release No. 34-40018 (May 21, 1998). That release explained that certain matters are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight.

***20** The proposal recommends cancellation of the "Availability Policy" -- ""Availability Guidelines" and the "Attendance Watch Policy." We cancelled our ""Availability Policy" effective December 1, 1999, and after seeking input from union representatives, we implemented The BNSF Guidelines for TY&E Employee Attendance which became effective on March 1, 2000. The Guidelines spell out our expectation that our employees will work as full time employees. After excluding vacation, personal leave, and certain other time from the measurement, the Guidelines require that certain employees are not off work more than twenty-five percent of the weekdays and weekends in any three month period. This is roughly what is expected of any employee. In every case, local supervisors are urged to consider special circumstances and use common sense in applying the Guidelines.

"Attendance Watch" is not a formal policy, but refers to a status used by the company to alert individuals with excessive absenteeism that they need to improve their attendance record. Employees may be placed on this status if they have a certain amount of absenteeism over a rolling period of time which does not appear to be due to bona fide illnesses. If the employee improves his or her attendance record, he or she is removed from this status. If the employee continues to have incidents of absenteeism, he or she may be subject to discipline.

The proposal seeks to change these plans and thus the nature of the company's relationship with its employees. Exclusion of the proposal would be consistent with Release No. 34-40018, because the policy addresses employee availability for work and attendance and clearly pertains to employee relations, which directly relates to "management's ability to run a company on a day-to-day basis that ... could not, as a practical matter, be subject to direct shareholder oversight," including "the management of the workforce."

The Staff has recognized that employee relations are clearly within the realm of a company's ordinary business operations. In Intel Corporation (March 18, 1999), a shareholder submitted a proposal outlining an "Employee Bill of Rights." This "Bill of Rights" addressed Intel's guidelines on the length of the work week, the time of day employees were to report to work, the manner in which they were to report to work, and the criteria according to which Intel could terminate employees. The Staff allowed Intel to omit the proposal under Rule 14a-8(i)(7). In Duke Power Company (March 4, 1992), the company was permitted to omit a proposal requesting the establishment of an employee advisory council.

The proposal offered here similarly seeks to change our employee relations. Accordingly, it is my opinion that the proposal may be excluded from our 2001 Proxy pursuant to Rule 14a-8(i)(7) as it relates to ordinary business operations.

B. The Proposal may be Properly Omitted Under Rules 14a-8(i)(3) and 14a-9 as it is Materially False or Misleading

***21** Rule 14a-8(i)(3) under the Exchange Act permits the exclusion of a shareholder proposal if it is "contrary to any of the Commission's proxy rules,

including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The proposal recommends that the board of directors direct the managers of the company to apologize to the families of the employees "that have suffered injury or death as a result of the reckless implementation and enforcement of the implementation and enforcement of the 'Attendance Watch Policy' and/or the "Availability Policy' ...." The proponents provide no factual support for this assertion. This statement, unsupported by any evidence, is materially false under Rule 14a-9.

The supporting statement also contains a number of false and misleading statements. These statements, even if couched as opinions, are still presented as categorical statements of fact for which the proponents do not and cannot provide any support. In Kiddie Products, Inc. (February 9, 1989), the Staff stated that it was proper to omit parts of a supporting statement when "it states as a fact a matter which appear[s] to be a subjective conclusion of the proponent." The proponents make statements such as:

The 'Availability Policy' and its sister policy, the 'Attendance Watch Policy' have failed miserably in accomplishing their intended goals. These policies have been terribly destructive and have succeeded in destroying any employee good will that the Company had attempted to create and have helped to bring Burlington Northern Santa Fe employee morale to an unprecedented low. (First paragraph, first and second sentences.)

Many shareholders and Company employees believe that the implementation by the Company of the "Attendance Watch Policy" and the "Availability Policy" have already caused injury and death to some faithful and loyal Company employees and will persist in causing injury or death to several Company employees as well as to community citizens. Many shareholders and Company employees believe that Company Officers, Brian Aman, Betty Kirksey, Jeane Arndt, and Robert Krebs have been particularly NEGLIGENT in their harsh implementation of these policies causing injury or death to Company employees and therefore they should be immediately investigated by the Company for possible violations of CRIMINAL law and/or Company policies and rules. (Second paragraph; first and second sentences.)

The proponents offer no factual support for these contentions. Because of the extreme speculative nature of these proposals, and lack of any factual foundation, they are false or misleading under Rule 14a-9.

Further support for exclusion comes from the notes accompanying Rule 14a-9. The notes provide examples of statements that may be misleading within the meaning of the Rule. Note (b) states that material that impugns an individual's character, integrity or personal reputation, or makes charges concerning alleged improper conduct without foundation, may be misleading under the Rule. The passage cited above, alleging "NEGLIGENT" conduct on the part of certain personnel which should be the subject of a "CRIMINAL" investigation, impugns the character and reputation of the referenced individuals. It also charges them with improper conduct. As support, the proposal offers only that "[m]any shareholders and Company employees" believe the conduct of the officers to be negligent and possibly criminal. This statement, which impugns the reputation of the individuals referenced, is made without factual foundation, and therefore is sufficient grounds for exclusion of the proposal. Because the offered proposal makes material false and misleading statements in violation of Rule 14a-9, it is

my opinion that the proposal may be excluded from our 2001 Proxy pursuant to Rule 14a-8(i)(3).

VI.

Stockholder Proposal Submitted by Mark Anthony Purdy II

***22** On November 22, 2000, we received a notice from Mark Anthony Purdy II (Purdy's son, age 15) submitting a proposal for consideration at our 2001 annual meeting of shareholders. The proposal reads as follows:

IT IS RECOMMENDED that the Board of Directors of the Burlington Northern Santa Fe Cooperation [sic] shall develop a BNI Corporate Governance Policy Plan that will encourage company management to retain outside consultants to review all shareholder proposed initiatives and report back the concerns of the shareholders to the Board of Directors, recommend modification to policies to implement shareholder ideas or concerns, and/or recommend additional shareholder initiatives. Consultants shall be tenured faculty members of major U.S. colleges or universities.

Mark Anthony Purdy II's proposal, together with its statement of support and the proposals of the other Purdy family members, is attached hereto as Exhibit A. This proposal is nearly identical to the proposal submitted by Michael Anthony Purdy II for inclusion in our 2000 Proxy. I believe that this proposal may be properly omitted from our proxy materials pursuant to Rule 14a-8 for the reasons set forth in Section I of this letter and for the additional reasons set forth below.

A. The Proposal may be Properly Omitted Under Rule 14a-8(i)(7) as it Relates to the Conduct of the Company's Ordinary Business Operations

Rule 14a-8(i)(7) under the Exchange Act states that a proposal may be excluded from the proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The staff has long distinguished shareholder proposals that have significant policy, economic or other implications from those that involve everyday business operations and affairs of the company. See Release No. 34-12999 (November 11, 1976). That release described "ordinary business" as encompassing matters that are "mundane in nature" and not involving any "substantial policy or other considerations." As discussed more fully in Section II.A., the Staff has recently restated its view of ordinary business operations in Release No. 34-40018 (May 21, 1998). That release explained that certain matters are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight.

The Staff has expressly recognized that shareholder relations are clearly within the realm of a company's ordinary business operations and as not having significant policy, economic or other implications in Chevron Corporation (February 8, 1998). In Chevron, the Staff allowed the company to omit from its proxy a similar proposal requesting that the board of directors establish an Office of Shareholder Ombudsman to resolve shareholder complaints. The Staff allowed Chevron to exclude the proposal because it related to the company's ordinary business operations, which includes the establishment of procedures for

dealing with shareholders. In Lucent Technologies, Inc. (October 28, 1998), Lucent was permitted to exclude under Rule 14a-8(i)(7) a proposal requesting that annual stockholder meetings be held in locations readily accessible to a significant concentration of shareholders. See also PG & E Corporation (January 27, 2000) (company permitted to omit a proposal which would have mandated a particular question and answer format for shareholder discussion at the company's annual meeting).

***23** These no-action letters illustrate the Staff's willingness to grant no-action relief where proposals seek to interfere with the relationship between the corporation and its shareholders. The proposal put forth here is very similar to that proposed in Chevron, in that it calls for "outside consultants" who are "tenured faculty members of major U.S. colleges or universities" to review shareholder initiatives. Shareholder concerns and complaints are already handled by our Vice President -- Investor Relations in the normal course of business. It is also our standard practice to engage consultants to assess and improve our business where appropriate. Accordingly, it is my opinion that the proposal may be excluded from our company's 2001 Proxy pursuant to Rule 14a-8(i)(7) as it relates to our ordinary business operations.

B. The Proposal may be Properly Omitted Under Rule 14a-8(i)(3) and 14a-9 as it is Materially False or Misleading

Rule 14a-8(i)(3) under the Exchange Act permits the exclusion of a shareholder proposal if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Supporting Statement contains misleading, unsubstantiated opinions, presented as fact. For example, the proponent states:

BNI shareholder proposals have consistently been opposed by management to the Securities and Exchange Commission even though the proposal's concepts have much merit. (Second Sentence.)

BNI shareholders have a wealth of ideas that should be considered by the other shareholders, not automatically dismissed by management. (Third sentence.)

Both of these statements constitute nothing more than the proponent's own opinion as to the merit of past shareholder proposals and management's deliberations concerning them.

Moreover, the Supporting Statement makes a number of claims regarding the impact of the proposal, if implemented:

Outside consultants can make the process more democratic and responsive to BNI shareholder ideas and concerns. (Fourth sentence.)

This approach to BNI shareholder ideas and concerns will provide a more responsive corporate governance policy at the Burlington Northern Santa Fe Corporation. (Fifth sentence.)

Such assertions are merely speculative; the proponent has not and cannot provide any factual basis for them. Because the assertions are speculative and lack factual support, they are misleading. Accordingly, it is my opinion that the proposal may be excluded from our 2001 Proxy pursuant to Rules 14a- 8(i)(3) and 14a-9 because it is false and misleading.

VII.

Stockholder Proposal Submitted by William S. Purdy II

On November 22, 2000, we received a notice from William S. Purdy II (Purdy's son, age 14) submitting a proposal for consideration at our 2001 annual meeting of shareholders. The proposal reads as follows:

IT IS RECOMMENDED that the Board of Directors of the Burlington Northern Santa Fe Corporation shall immediately direct the managers of the Company to prohibit Company Supervisors from calling subordinate Company employees who are of African-American decent "NIGGER"; that the Directors shall immediately direct the managers of the Company to immediately TERMINATE all Company Supervisors that have referred to African-American subordinate employees as " "NIGGER"; that the Directors shall immediately direct the managers of the Company to immediately TERMINATE all Company Supervisors that have encouraged and/or tolerated Company Supervisors referring to African-American subordinate employees as "NIGGER"; that the Directors, in an attempt to foster a more inclusive environment, shall develop a personnel policy plan that will change the current unacceptable Company situation that presently has No African-American Superintendent of Operations, No African-American Terminal Superintendent, or No African-American Assistant Terminal Superintendent on the entire railway system; that the Directors, in an attempt to foster a more inclusive environment, shall develop a personnel policy plan that will change the current unacceptable Company situation that presently has No African-American Trainmasters, No African-American Road Foremen, No African-American Superintendents of Operations, No African- American Terminal Managers, No African-American Terminal Superintendents, or No African-American Division Superintendents on the Northern Lines of the railway; that the Directors, in an attempt to foster a more inclusive environment, shall develop a personnel policy plan that will change the current unacceptable Company situation that presently has less than .01% (1 hundredth of one percent) persons of color in Executive Operating management positions and 0% (zero percent) persons of color in mid-level and higher Operating management positions on the railway; that the Directors shall develop a personnel policy plan that will change the current unacceptable Company situation that presently 0% (zero percent) female persons in Executive management positions and 0% (zero percent) female persons in Executive management positions and 0% (zero percent) female persons in mid-level and higher Operating management positions on the railway; that the Directors, in an attempt to foster a more inclusive environment, shall develop a personnel policy plan to encourage the application for employment at the Company of persons of diverse racial, ethnic, and gender backgrounds; that the Directors, in an attempt to foster a more inclusive environment, shall develop a personnel policy plan that will change the current Company's discriminatory promotion policies and practices that systematically demotes or fails to promote persons that are forty (40) or more years of age in life; and that the Directors, in an attempt to foster a more inclusive environment shall in the future also nominate and otherwise encourage the election of persons to the Board of Directors of the Burlington Northern Santa Fe Corporation that are of diverse racial, ethnic and gender background.

***24** William S. Purdy II's proposal, together with its statement of support and

the proposals of the other Purdy family members, is attached hereto as Exhibit A. This proposal is nearly identical to the proposal submitted by William S. Purdy II for inclusion in our 2000 Proxy. We believe that this proposal may be properly omitted from our proxy materials pursuant to Rule 14a-8 for the reasons set forth in Section I of this letter and for the additional reasons set forth below.

A. The Proposal may be Properly Omitted Under Rule 14a-8(i)(10) as the Company has Already Substantially Implemented the Proposal

Rule 14a-8(i)(10) states that a proposal may be excluded from the proxy materials if the company has already substantially implemented the proposal. The proposal recommends that the Company direct management to act to discourage certain racist language and to develop a personnel policy plan to encourage the application for employment of persons of diverse racial, ethnic, and gender backgrounds. We already have policies in place to this effect.

We believe that we have implemented a number of policies and statements which substantially satisfy the goals of the proposal. See The Columbia/HCA Healthcare Corporation (February 18, 1998). For instance, our human resources policy manual contains the following affirmative action policy:

Burlington Northern Santa Fe provides equal opportunity in employment to all employees and applicants for employment. No person is to be discriminated against in employment because of race, religion, color, sex, age, national origin, disability, marital status, veteran status, or any other status protected by law.

In addition, we have a policy statement on equal employment opportunity signed by Robert Krebs, the Chairman of our Board of Directors, which reads, in part:

The Burlington Northern and Santa Fe Railway is committed to Equal Employment Opportunity and Affirmative Action.

Our Affirmative Action Programs focus our concern and commitment on qualified minorities, females, Vietnam era veterans, disabled veterans and other disabled individuals.

We all must actively participate and work to implement our Affirmative Action Policy and Program.

We maintain annual affirmative action plans relating to our recruitment and hiring of minority and female employees. We also have an affirmative action position statement that we distribute to our employees and a "Diversity Vision" which has been used in our "Vision, Values and Leadership" training program required for all salaried employees, including all employees responsible for hiring and promotion decisions. That statement reads as follows:

We view diversity as a business necessity, a business opportunity and moral imperative. To achieve diversity, BNSF must undertake strategies and actions that recognize, accept, value and utilize the differences and diversity among all applicants, employees, customers, suppliers and the community.

*25 We currently encourage persons of diverse backgrounds to apply for employment with the company. This is accomplished largely through our recruitment efforts, which includes recruitment at job and career fairs that have a minority emphasis and at minority colleges.

Additionally, our Human Resources Department has adopted a human resources policy manual which includes specific policies directed at discriminatory or

harassing language. That policy provides:

Burlington Northern Santa Fe does not tolerate verbal or physical conduct by any employee which harasses, disrupts, or interferes with another's work performance or which creates an intimidating, offensive, or hostile environment. All BNSF employees will treat others with dignity and respect.

The policy goes on to restate in the clearest possible terms BNSF's prohibition of harassment and supervisor responsibilities for maintaining a workplace free of any form of harassment or offensive conduct. The human resources policy includes specific discipline guidelines for offensive remarks and suspension-probation or termination for a second offense of this nature.

All supervisors are already required to receive EEO awareness-harassment training and are required to sign a statement acknowledging: (1) their participation in that training; (2) that they have a responsibility not to engage in behaviors that constitute discrimination or harassment; and (3) their role in the enforcement of the Company's anti-harassment policies.

Our commitment to a work environment free of discrimination and harassment is communicated to employees in a variety of ways including issue specific training, videos, and other corporate communications such as Railway magazine and an Equal Employment Opportunity Department newsletter which is included with employee paychecks. Simply stated, the Company has a longstanding and comprehensive policy for dealing with vulgar language of an offensive or harassing nature; shareholder action on this matter is completely unnecessary.

Accordingly, it is my opinion that the proposal may be excluded from our 2001 Proxy pursuant to Rule 14a-8(c)(10) as we have already substantially implemented the proposal.

B. The Supporting Statement may be Properly Omitted Under Rules 14a-8(i)(3) and 14a-9 as it is Materially False or Misleading

Rule 14a-8(i)(3) under the Exchange Act states that a shareholder proposal may be excluded from the proxy materials if the proposal or supporting statement ""is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The resolution itself is materially misleading because, through its repeated use of this racist and incendiary term "nigger," it leaves an irremovable taint that implies the company does not presently discourage such actions, which is untrue.

The statement that there is a "current unacceptable Company situation" with respect to employment of African-Americans is demonstrably false. African-Americans are employed at nearly all levels of the Company, including on the Board of Directors. BNSF presently employs African-Americans as vice presidents, assistant vice presidents, general directors, directors, managers, attorneys, terminal superintendents, road foremen, train masters and in numerous other positions.

***26** In the Supporting Statement, the proponent makes a number of false and misleading statements that, even if couched as opinions, are still presented as categorical statements of fact for which he does not and cannot provide any support. In Kiddie Products, Inc. (February 9, 1989), the Staff stated that it was proper to omit parts of a supporting statement when "it states as fact a

matter which appear[s] to be a subjective conclusion of the proponent." The proponent makes the following statement:

This proposal is an attempt to end the Company practice of specifically discriminating against African-Americans and persons of color and ending the Company practice of tolerating and encouraging Company officers and supervisors in calling African-American subordinate employees "NIGGER." (First paragraph.)

The proponent offers no factual support for these contentions regarding the company's supposed discriminatory and racist practices. These unsubstantiated statements are both false and misleading.

Further evidence of the false and misleading nature of these statements comes from the U.S. Department of Labor, Employment Standards Administration, which issued a compliance review letter dated November 24, 1998, certifying that we had no deficiencies or violations in the equal opportunity area at our Fort Worth headquarters.

Because the offered proposal makes material false and misleading statements in violation of Rule 14a-9, it is my opinion that the proposal may be excluded from our 2001 Proxy pursuant to Rule 14a-8(i)(3).

VIII.

Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposals are omitted from our 2001 Proxy. I also request your confirmation that the Staff will not recommend enforcement action if we omit proposals from Purdy and members of his family from our future proxy statements. To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

If for any reason the Staff does not agree that we may omit the proposal from our 2001 Proxy, I would like to meet with the Staff to discuss the issues presented by this letter. If the Staff has any questions or has formulated a response to my request, please contact Jeffrey T. Williams at (817) 352-3466 or by facsimile at (817) 352-2397.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Jeffrey R. Moreland
Senior Vice President - Law and Chief of Staff
BURLINGTON NORTHERN SANTA FE CORPORATION
2650 Lou Menk Drive
Fort Worth, Texas 76131
Telephone: 817/352-1350

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 1, 2001

Publicly Available February 1, **2001**

Re: **Burlington Northern** Santa Fe Corporation
***27** Incoming letter dated December 22, 2000
The six proposals relate to various aspects of Burlington's operations.
There appears to be some basis for your view that Burlington may exclude the proposals under rule 14a-8(i)(4) because they appear to relate to the redress of a personal claim or grievance or are designed to result in a benefit to the proponents or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if Burlington omits the proposals from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Burlington relies.

Sincerely,

Michael D.V. Coco
Attorney-Adviser

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal

from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2001 WL 114964 (S.E.C. No - Action Letter)
END OF DOCUMENT

Citation 1992 WL 70046 | Search Result | Rank(R) 40 of 40 | Database FSEC-NAL

(Cite as: 1992 WL 70046 (S.E.C. No - Action Letter))

(SEC No-Action Letter)

***1 AmVestors Financial Corporation**
Publicly Available **March 31, 1992**

LETTER TO SEC

February 4, 1992

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: **AmVestors Financial Corporation**
File No.: 0-15330

Ladies and Gentlemen:

AmVestors Financial Corporation, a Kansas corporation (the "Company"), has received a letter dated December 20, 1991 from Mr. T.M. Murrell (the "Proponent"), a shareholder in the Company, which requests that the Company include in its proxy statement and form of proxy (the "Proxy Materials") for the 1992 annual meeting of shareholders to be held on May 21, 1992, a proposal and supporting statement (collectively the "Proposal"). Under the Proposal, shareholders of the Company:

request the Board of Directors to take all such action as may be necessary to maximize the value of shareholdings in the Company by contacting and negotiating with potential buyers for a sale or merger of the Company.

A copy of the Proposal is attached hereto as Exhibit "A."

Please be advised that the Company intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(c) of the Securities and Exchange Commission (the "Commission"), promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), based upon the following conclusions:

1. The Proposal may be omitted pursuant to Rule 14a-8(c)(4) because it relates to the redress of a personal claim or grievance of the Proponent. See discussion below.
2. The Proposal may be omitted pursuant to Rule 14a-8(c)(8) because it relates to an election to office. See discussion below.
3. The Proposal may be omitted pursuant to Rule 14a-8(c)(3) because it is contrary to the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy materials. See discussion below.
4. The Proposal may be omitted pursuant to Rule 14a-8(c)(10) because it has been rendered moot. See discussion below.
5. The Proposal may be omitted pursuant to Rule 14a-8(c)(1) and (c)(2) because it is not a proper subject for action by security holders under the laws of the state of Kansas and, if implemented, would require the Company to violate the laws of the state of Kansas. See discussion below. Also see opinion of counsel attached hereto as Exhibit B.

Pursuant to Rule 14a-8(d) of the Act, please find enclosed:

(i) six copies of the Proposal transmitted to the Company by letter dated December 20, 1991;

(ii) five additional copies of this letter stating why the Company deems omission of the Proposal to be proper; and

(iii) six copies of an opinion of Frieden, Haynes & Forbes, counsel to the Company, dated January 31, 1992, supporting the Company's position with respect to omission of the Proposal pursuant to subsections (c)(1) and (c)(2) of Rule 14a-8.

I. RULE 14a-8(c)(4)--THE PROPOSAL (A) RELATES TO THE REDRESS OF A PERSONAL CLAIM OR GRIEVANCE AGAINST THE REGISTRANT AND (B) IS DESIGNED TO RESULT IN A BENEFIT TO THE PROPONENT OR TO FURTHER A PERSONAL INTEREST, WHICH BENEFIT OR INTEREST IS NOT SHARED WITH THE SECURITY HOLDERS AT LARGE.

***2** Under Rule 14a-8(c)(4), a proposal may be omitted if it:

relates to the redress of a personal claim or grievance against the registrant or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large.

The purpose of this subsection is to "insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Commission Release No. 34-20091 (August 16, 1983).

A. THE PROPOSAL RELATES TO THE REDRESS OF A PERSONAL CLAIM OR GRIEVANCE AGAINST THE REGISTRANT

The Company believes that the Proposal stems from the Proponent's dissatisfaction with the termination of his relationship with the Company, is designed to redress Proponent's personal claims and grievances, is not necessarily in the common interests of the Company's shareholders, and therefore, is an abuse of the security holder proposal process.

1. The Termination of Proponent's Employment and Removal as Chairman

In September, 1990, the Proponent, who is currently a holder of 3.4% of the outstanding shares of common stock and one of the largest individual shareholders of the Company, was terminated as an employee and Chairman Emeritus of the Company and its subsidiaries and removed from the Boards of Directors of the Company's three subsidiaries. [FN1] Prior to the Proponent's termination/removal, the Management Review Committee of the Board of Directors, following a thorough review of the facts and circumstances, issued a report dated July 26, 1990, in which it found that the Proponent:

FN1 In addition, the Proponent's children were terminated and/or removed from all positions with the Company and its subsidiaries.

. had engaged in divisive conduct in an effort to undermine the management of the Company and to undercut the effectiveness of its management;

. failed to perform his duties with the utmost good faith, loyalty, and

fidelity to the Company, its officers and directors;
. used his position in a threatening and coercive manner to intimidate other employees of the Company;
. used his time inefficiently and ineffectively by directing his efforts to matters outside the scope of his duties and responsibilities assigned [him] by the Board of Directors;
. prepared and circulated memoranda to officers or directors during the (approximately) last twelve months which "... taken as a whole, ... are disruptive, divisive and in many cases self-serving and not in the best interest of shareholders and policyholders";
. failed to promote the policies established by the Board of Directors in a cooperative and positive manner;
. interfered with the duties and responsibilities delegated to other management officials by the Board of Directors;
***3** . used his position and stature with the Company to achieve his own self interests, disregarding the goals and objectives of the Company's Board of Directors; and
. disclosed confidential information to other persons.

2. The History of Litigation

Immediately following his termination, the Proponent commenced litigation against the Company and its subsidiaries in federal and state court in an attempt to redress his personal grievances. On July 27, 1990, the Proponent filed an action captioned Murrell v. AmVestors, et al., Case No. 90CV1467 in the District Court of Shawnee County, Kansas, (the "First Action") seeking (i) $1.8 million dollars in damages and (ii) to enjoin the Company from terminating his employment. By order dated August 16, 1990, the Court refused to enjoin such termination pending the outcome of the Proponent's litigation. The Proponent subsequently filed a second suit and voluntarily dismissed the First Action.

On September 12, 1990, the Proponent filed a complaint in an action captioned Murrell v. Laster, AmVestors, et al., Case No. 90-4169-R in the United States District Court for the District of Kansas, (the "Second Action") alleging RICO violations, common law fraud, and breach of contract. The Proponent sought $500,000 actual damages and $1,000,000 punitive damages on the first two claims and $2,400,000 on the third claim, as well as specific performance and injunctive relief. By order dated December 2, 1990, the Court granted defendants' motion to dismiss the RICO claim, dismissed the pendent state law claims (fraud and breach of contract) without prejudice, denied the requests for specific performance and injunctive relief and granted defendants their costs of action from the Proponent.

In September 1990, the Company and two of its subsidiaries filed suit in the District Court of Shawnee County, Kansas in an action captioned **AmVestors Financial Corporation**, et al. v. T.M. Murrell, et al., Case No. 90-CV-1855. The petition alleged that Proponent and two of his children had converted and conspired to convert corporate property, namely, corporate files, and misappropriated trade secrets; the Proponent filed a counterclaim. By Settlement Agreement dated May 18, 1991, the parties purportedly compromised their claims.

3. The Proponent's Request to Inspect Company Records

Following execution of the Settlement Agreement, by letter dated September 25, 1991, the Proponent requested the right to inspect Company records and secure a list of stockholders, apparently for the purpose of soliciting proxies to elect director(s).

The Board blieved that his request (a) was not sufficiently definitive and (b) sought information of a confidential and restricted nature, the disclosure of which would violate state and federal laws, including applicable provisions of the Kansas Insurance Holding Companies Act ("KIHCA"). On October 2, 1991, the Company filed a petition for Declaratory Judgment in the District Court of Shawnee County, Kansas, objecting to Proponent's demand.

***4** The Commissioner of the Kansas Insurance Department (the "Insurance Department") moved to intervene as a party plaintiff in the action because he "reasonably believed that T.M. Murrell intends to solicit an unqualified number of proxies for the purpose of voting on certain unknown questions and attempting to elect directors." KIHCA regulates the acquisition of control of Kansas insurance companies and insurance holding companies to protect the public interest and the interests of insurance policyholders. Under KIHCA, any person who desires to acquire control of a Kansas insurance holding company is required to file a Form A statement with the Commissioner and to secure the Commissioner's approval before attempting to effectuate such acquisition. Any attempt to effectuate an acquisition of control without the Commissioner's prior approval is unlawful. Under the Kansas insurance statute the term "controls" includes holding proxies representing 10% or more of the voting securities of any other person. Because the Proponent did not limit or qualify the number or the purpose of the proxies he intended to solicit, the Commissioner believed it was reasonable to conclude that Proponent's demand was a first step to acquire the Company. At this time, the Insurance Department has not made a final decision with respect to whether the Proponent has complied (or must comply) with KIHCA.

4. The Proponent's Constant Correspondence with the Kansas Insurance Department

Since January 30, 1990, the Proponent has managed to involve the Commissioner of the Insurance Department in his personal dispute with the Company. By letter dated January 30, 1990, the Proponent advised the Insurance Department that he had been removed from office and needed to be reinstated due to certain investment decisions by current management that constituted "a serious breach" of the investment rules adopted by the Board and violated Kansas insurance statutes. At the Proponent's request the Insurance Department reviewed these investment decisions and found them not to be in violation of any Kansas insurance statutes.

The Proponent also sent an "open letter" dated June 14, 1991, to members of the Board of Directors and the Commissioner setting forth his grievances and forwarding what the Proponent asserts is a transcript of certain portions of the 1991 Annual Stockholders meeting.

Finally, by letter to the Insurance Department dated October 1, 1991, the Proponent stated that the Company's proposed restructuring of its bond portfolio required the Insurance Department's "regulatory scrutiny." Fully aware of the

nature of its restructuring, the Company had already engaged, and continued to engage, in discussions with the Insurance Department--prior to the restructuring, during the period when bonds were being sold, the day the press release was issued and subsequent to the restructuring.

The Company believes that these letters were, simply, further attempts by the Proponent to disrupt and embarrass the Board of Directors and management.

5. The Proponent's Proxy Contest Plan

***5** In early 1990, prior to the 1990 Annual Meeting, the Proponent employed counsel to advise him how to conduct a proxy contest for election of directors. The Company understands that he was advised that, while the alternative of a proxy contest was not viable for 1990, if the Board continued to rebuff him, Mr. Murrell could decide to wage an election campaign in opposition to the Board or he could decide to tender a stockholder proposal at the 1991 Annual Meeting. It is apparent to the Company that the Proponent, in putting forth his Proposal, has chosen the shareholder proposal alternative to continue his ongoing campaign against the Company and its present management.

6. The Proponent's New "Settlement" Offer

Most recently, a representative of te Proponent indicated that the Proponent would settle the present litigation, quit writing letters and cease his proxy solicitation efforts if the Company would allow him to name a director and make him Chairman Emeritus and Of Counsel to the Company. Confirming the Proponent's motives in this regard, his counsel, in a January 17, 1992, letter to the Insurance Department acknowledged that "[t]he only change in control to the company from the elections held at the next annual meeting will be the result of additional directors being elected to fill newly created directorships, whether elected due to the efforts of Mr. Murrell or to the efforts of present management of **AmVestors Financial Corporation**".

The Proponent's actions clearly indicate a consistent course of conduct evidencing his personal grievance against the Company and his ongoing efforts to redress them. Notwithstanding the fact that the Proponent's Proposal is drafted in broad terms so that it might be construed to be of general interest to all shareholders, in fact, his Proposal is merely the most recent step in his continuous effort to punish the Company for the termination of his employment and his removal as Chairman and to obtain a board seat for his designee.

7. The Law

The Commission has emphasized that even proposals drafted "in broad terms so that they might be of general interest to all security holders" may be omitted from proxy materials "if it is clear to the issuer from the facts that the proponent is using the material as a tactic designed to redress a personal grievance...." Thus, a proposal may be excludable, even if, on its face it does not reveal the underlying dispute or grievance. Commission Release No. 34-19135 (October 14, 1982); Cummings, Inc. (February 6, 1980); Armco Inc. (January 29, 1980).

For example, in Cummings, the proposal provided for (i) the liquidation of the

company with the proceeds of an asset sale to be distributed to stockholders in a liquidating distribution and (ii) a policy under which no relative of any officer, director or 10% stockholder could be employed or retained by the company absent two-thirds shareholder approval. The proponent had previously requested Forms 10-K and other material from the registrant. He later phoned the company's president and told him that he was purchasing stock from small stockholders and would be helping the company by eliminating "odd-lot" stockholders. He stated that he wished to sell these shares to the company at a price in excess of their market value. He later stated that he would soon demand other things from the company, such as a board seat. Based on these events, the Commission's Division of Corporation Finance (the "Division") took the view that the proposals were being used as a tactic to redress a personal grievance and were an abuse of the shareholder process.

***6** Similarly, in Armco, the registrant advised the Division that when, after 8 years, it cancelled its subscription to the proponent's publication (at which time she was not a shareholder), it was told by the proponent that she would attend the annual meeting and make derogatory comments about its Chairman of the Board. The proponent subsequently purchased 50 shares of stock in the registrant and submitted a proposal directing that no corporate funds be used for charitable contributions unless they directly furthered the business interests of the corporation and asking for agreement that contributions to the Ford Theater (the Board's Chairman was also chairman of the Theater) are of "questionable" and "limited" value. The Division took the position that in view of the proponent's apparent pattern of conduct, the proponent was using the proposal process as retaliation for the company's cancellation of its subscription or as inducement for renewing its subscription,

despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all the shareholders.

See also Medalist Industries, Inc. (February 17, 1989) (proposal requiring that certain anti-takeover measures be submitted to a vote of shareholders, in light of facts presented, was designed to result in a benefit to a 15 percent shareholder and thus may be omitted); American Telephone & Telegraph Co. (January 26, 1981) (proposal requesting a report detailing the Company's employment and recruitment practices in hiring, training and advertising for male employees in positions of secretaries, stenographers, typists, receptionists, telephone operators and file clerks, related to proponent's personal bias against female officers and directors (evidenced by her repeated statements at shareholder meetings), and was being used to redress her existing grievance against women employees and directors of the company).

Moreover, the Division has concluded that proposals may properly be excluded under Rule 14a-8(c)(4) where there is a history of disputes between an individual, in his role as an employee, and the company. In Cabot Corporation (November 24, 1989), for example, the shareholder proposals requested that the board establish an ethics committee chaired by an outside director and that the shareholders rescind, repeal, revoke and annul the resolutions relating to limitation of liability for an indemnification of directors. In its statement of intent to omit, the company presented background information concerning the proponent's previous relationship with the company, including the following: The proponent, a former employee, was disabled, recovered from such disability, sought to return to work, and when he learned that his position was no longer

available, he sued the Company alleging age discrimination. The proponent also sought to receive various employee benefits he believed were due him and to intervene in a rate case involving one of the company's business units. The company and the proponent reached a monetary settlement with regard to the proponent's claims. When the proponent subsequently received a copy of his Form 1099 in respect of the settlement payments made to him, he attempted, with only partial success, to obtain the company's agreement to treat such amounts as not being subject to Federal income tax. The proponent continued to object to the company's position with respect to the sums which the company, on the advice of its tax counsel, refused to treat as not being subject to Federal income tax. The Division concluded that the proposals were "initiated in response to, and have a singular purpose directed to, the disposition of the proponent's personal claims against the company."

***7** The facts in the instant case are clearer than those underlying Cummings, Armco, and Cabot. The underlying dispute here is not just between the Company and an individual whose only connection with the Company is as a shareholder; rather, the Proponent, in addition to being a 3.4% shareholder, has been Chairman of the Company and an employee. He has repeatedly stated his desire to designate one or more directors to the Board. The Proponent's motives in submitting this Proposal do not relate to his status as a shareholder; rather it is submitted to redress the loss of Proponent's status as Chairman of the Board and an employee and to assist in his efforts to designate a director. The events surrounding and following the termination of the Proponent's employment with the Company and his removal as Chairman of the Board, including his most recent tactic--the submission of a shareholder proposal--like the events in Cummings, Armco and Cabot, suggest a clear and consistent pattern of an individual using any and all means at his disposal to redress a personal grievance. For this reason, the Company should be permitted to omit the Proposal based on Rule 14a-8(c)(4).

B. THE PROPOSAL IS DESIGNED TO RESULT IN A BENEFIT TO THE PROPONENT OR TO FURTHER A PERSONAL INTEREST, WHICH BENEFIT OR INTEREST IS NOT SHARED WITH THE SECURITYHOLDERS AT LARGE.

While there are no legal restrictions on the Proponent's ability to sell his stock publicly, there are significant practical considerations.

The Company is advised that the Proponent, unfortunately, suffers from a terminal illness, and arguably possesses a need to consider the disposition of his shares that is different from the investment concerns of most other shareholders.

During the month of December 1991, the average daily trading volume of the Company's shares was 24,238. The Proponent owns in excess of 470,000 shares; it is quite improbable that he could dispose of his shares in the open market without seriously depressing the market price. One of the few alternatives available to him to dispose of his shares is to bring about a sale or merger of the Company.

Accordingly, the Proposal may also be excluded under the second prong of Rule 14a-8(c)(4) as designed to result in a benefit to the Proponent or to further a personal interest, which benefit or interest is not shared with other security holders at large.

II. RULE 14a-8(c)(8)--THE PROPOSAL RELATES TO AN ELECTION TO OFFICE.

Under Rule 14a-8(c)(8), a proposal may be omitted from a registrant's proxy materials "if the proposal relates to an election to office."

As more fully discussed in the preceding sections, the Proponent seeks to obtain one or more seats on the Board for his designee or designees. Additionally, the Proponent has filed a Form A with the Commissioner of the Insurance Department stating his intention to solicit proxies to elect a director. The Division has previously taken a no-action position where the shareholder submitted a proposal in an attempt to obtain a board seat. In Richton International Corp. (August 9, 1983) the proposal requested the board "proceed to sell or close down each unprofitable part of the Company and thereafter seek a merger or acquisition with another company." After the Division denied the issuer's request for a no-action letter, the issuer apprised the staff that the proponent had submitted his name as a nominee for election as a director of the company and had advised the issuer that he would nominate himself for director at the issuer's annual meeting of shareholders. The issuer argued that the proponent was using the proposals to help get elected to the issuer's board of directors and the proposals were therefore excludable under Rule 14a-8(c)(4) and (c)(8).

***8** The Division concurred with the issuer's view that the proposals were related to the proponents' efforts to be elected to the board and took the view that the proposal could be omitted under Rule 14a-8(c)(8), which provides for the omission of a proposal "[i]f the proposal relates to an election to office."

III. RULE 14A-8(c)(3)--THE PROPOSAL AND SUPPORTING STATEMENT IS CONTRARY TO THE COMMISSION'S PROXY RULES AND REGULATIONS, INCLUDING RULE 14A-9 WHICH PROHIBITS FALSE AND MISLEADING STATEMENTS IN PROXY SOLICITATION MATERIALS.

Rule 14a-8(c)(3) allows a registrant to omit a shareholder proposal that is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy solicitation materials.

In particular, Rule 14a-9 provides:

[n]o solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

The Company has determined that the Proposal is false and misleading on its face and is otherwise without factual support. It requests the Board of Directors to:

take all such action as may be necessary to maximize the value of shareholdings in the Company by contacting and negotiating with potential buyers for a sale or merger of the Company.

Without providing any factual support, this Proposal implies that the value of

shareholdings is not currently being maximized. Moreover, the Proposal requires a shareholder to assume that only through a sale or merger can shareholder value be maximized. Assuming arguendo that the value of shareholdings is not being maximized, other possibilities--such as making a favorable acquisition, disposing of less profitable blocks of insurance business, entering into a reinsurance transaction, selling a significant stock interest to a strategic partner, etc.--exist which could increase the value of the Company to shareholders.

The supporting statement is equally flawed. It is designed to mislead shareholders into concluding that the Company was financially sound when the Proponent was Chairman, suffered financial reversals because of his departure and the only way to maximize shareholder value is to sell or merge the Company. To achieve this, the Proponent presents selected, non-comparable, incomplete financial information from different periods. For instance, to support his contention that the Company was successful under his leadership, he points to a billion dollar increase in assets between 1986 and 1988. To support his contention that the Company was unsuccessful after his departure he notes that liabilities almost doubled between 1989 and 1991. This data, in isolation, suggests abnormal asset growth in the earlier period and abnormal liabilities growth in the latter one. [FN2] Such is simply not accurate.

FN2 For the three year period ended December 31, 1988, and for the subsequent three year period ended December 31, 1991, revenues increased by $68,345,000 million and $74,507,000 million, respectively, while, consistent with this revenue growth, assets increased $909,284,000 million and $761,371,000 million, while liabilities increased by $875,922,000 million and $772,584,000 million. Information for the period ended December 31, 1991, is based on preliminary unaudited information.

***9** Further, Proponent fails to reveal that under his direction, the Company invested more than $400 million of its assets in high yield bonds. The Company's difficulty in raising new capital, the decline in its shareholders equity and the loss of market capitalization are directly the result of the Company's investment losses in its bond portfolio stemming from the writedowns of the high yield investments, virtually all of which were acquired while the Proponent was either Chairman of the Company or its Investment Committee.

The supporting statement also suffers from vagueness. The first sentence of the supporting statement included in the Proposal--"I believe the Company faces a variety of challenges in the 1990s which are of the utmost importance in realizing and continuing the stability and successes of the past,"--is misleading and vague. The Proponent does not identify these challenges, let alone indicate how they differ from past challenges.

The second sentence is inaccurate in that it states that the Proponent was president of the Company and relinquished his position as Chairman in 1987--in fact, the Proponent was never president of the Company and ceased acting as Chairman in 1988.

The sixth sentence, providing that:

[s]ome $60 million in new money was added to the capital base of American Investors in the three (3) years 1986 through 1988, when there was financial and marketing planning and when a billion dollars was added to the assets,

is misleading and otherwise without factual support. First, the selection of the period 1986 through 1988 is irrelevant to support the Proponent's conclusion that in 1992 the Company should be sold or merged.

Second, $21 million of the $60 million is debt, which is a significant proportion of the debt increase the Proponent criticizes later in the Proposal.

Third, the phrase "when there was financial and marketing planning" implies that since 1988 there has been no financial and marketing planning--this is a blatant misstatement designed to impugn the capabilities of present management. In fact, since 1986, the Company has engaged and/or consulted with various investment bankers, including Merrill Lynch Pierce Fenner & Smith Inc., Smith Barney Harris Upham & Co. Incorporated, Donaldson Lufkin & Jenrette, Morgan Keegan, Blunt Ellis & Loewi and others to determine capital availability in the public and private markets. In particular, in 1989, the Company engaged S.G. Warburg & Co. Inc. to find a partner that would represent a continuing source of capital. Despite continuing efforts, no such partner has yet been found.

The ninth sentence, providing that:

[t]here has not been any new capital contributed to American Investors for the last three (3) years, even though the liabilities have nearly doubled to some $1.8 billion,

is false, misleading and otherwise without factual support. During the Fourth Quarter of 1991, the Company sold $4.3 million of its convertible preferred stock and recognized over $16 million in capital gains through the sale of bonds held in the bond portfolio of the Company's wholly-owned subsidiary, American Investors Life Insurance Company, Inc. ("American Investors"). During 1990 and 1989 approximately $10.1 million and $9.5 million, respectively, was contributed to capital through reinsurance transactions and in 1989 the Company contributed $4.0 million to the paid-in-capital of American Investors.

***10** The tenth sentence of the supporting statement provides that:

[i]n my estimation, the challenges of the future require capital resources that the Company does not have available to it in its present position.

This sentence is misleading, vague and otherwise without factual support. The Proponent does not even attempt to support his contention that the Company "does not have available to it" capital resources. Indeed, management believes that the Company does have capital resources available to it, as evidenced by the nearly $44 million contributed during the period 1989 through 1991 as described above.

The Proponent's conclusion in the eleventh sentence, that:

[i]t is therefore clear to me that the option of the sale of the Company or a transaction with an appropriate merger partner is the most rational and feasible option,

is obviously based on the inaccurate and misleading assertions discussed above and is, therefore, without support. In fact, a sale of the Company or merger would not necessarily result in a capital infusion for the Company, nor, as discussed above, is it at all clear that any such action would maximize the value of shareholdings in the Company.

The statement that "the window of opportunity to accomplish maximum shareholder value is upon us NOW" is equally misleading. It is unclear why this opportunity has suddenly become available and why it will no longer be available after the Company's 1992 Annual Meeting of Shareholders. The Proponent does not address these questions, and as discussed above, it is highly unlikely that

any such opportunity is even available. Moreover, the Company has always considered a sale or merger of the Company only in the strictest confidence; to do otherwise could have a substantial negative impact on shareholder value by causing the Company's sales force to start looking for other carriers to represent with an attendant reduction in new annuity sales.

Because we believe that the Proposal is false and misleading, and the supporting statement contains sentences that are false, misleading, vague and otherwise without factual support, the Company believes that the Proposal may be omitted pursuant to Rule 14a-8(c)(3).

IV. RULE 14A-8(c)(10)--THE PROPOSAL HAS BEEN RENDERED MOOT.

Rule 14a-8(c)(10) of the Act provides that a registrant can omit any proposal "if the proposal has been rendered moot." A proposal is considered moot if it has been "substantially implemented by the issuer." Commission Release No. 20091 (August 16, 1953); see, e.g., Kysor Industrial Corporation (February 28, 1990); Wainoco Oil Corporation (March 13, 1985). The three year continuing efforts of the Board of Directors and certain of its committees to locate acquisition or merger partners and sources of capital have substantially implemented the Proposal and render it moot.

The Board recognizes its ongoing responsibility to maximize shareholder value over an appropriate time frame, and the Proponent's proposal is at best, superfluous. The Board as a whole, and specially appointed committees, have exercised this function in the course of their duties. In particular, in 1989, the Board retained S.G. Warburg & Co. Inc. to find a strategic partner for the Company. As part of its search, it approached 45 potential partners, all but one of whom were foreign companies or affiliates of foreign companies. Of these, only three companies were sufficiently interested in the opportunity to sign a confidentiality agreement. All three subsequently declined to pursue discussions because one would not have been prepared to pay a reasonable price for the Company; another felt the Company was too small; and the third felt the Company was outside its usual investment parameters. The remaining parties declined to even consider the project because either the Company was too small and concentrated on too narrow a product range or they were directing their attention toward Europe or they were constrained by internal policies. S.G. Warburg & Co. Inc. concluded that it was not feasible to enlist an overseas insurance company as a strategic partner. Upon review of the S.G. Warburg & Co. Inc.'s conclusions, the Board, in its December 14, 1989, meeting determined to "go forth" with S.G. Warburg & Co. Inc.'s first alternative--to remain independent as a current strategy to maximize value to shareholders.

***11** In addition, in 1990 and 1991 the Board of Directors considered three different proposals regarding the potential acquisition of a controlling interest in the Company.

The Proponent's concerns about additional capital requirements have also been addressed by the Company. During the Fourth Quarter of 1991 the Company sold $4.3 million of its convertible preferred stock and recognized over $16 million in capital gains through the sale of bonds held in the bond portfolio of the Company's wholly-owned subsidiary, the result of which was to increase the stockholders equity of the Company by approximately 50% and the capital, surplus and mandatory securities valuation reserve of American Investors by over 12%.

Throughout 1991 the Company pursued numerous capital raising activities including engaging Conning & Co., Hartford, Connecticut, to effect a very substantial placement of its preferred stock. These activities continue today. Accordingly, the Proposal has been rendered moot and may be omitted from the Company's Proxy Materials based on Rule 14a-8(c)(10).

V. RULES 14A-8(c)(1) and (2)--THE PROPOSAL RELATES TO MATTERS WHICH ARE, UNDER THE LAW OF THE COMPANY'S DOMICILE, NOT A PROPER SUBJECT FOR ACTION BY SECURITY HOLDERS AND WHICH, IF IMPLEMENTED, WOULD REQUIRE THE COMPANY TO VIOLATE ANY STATE LAW.

Rule 14a-8(c)(1) provides that proposals that are not a proper subject for action by shareholders under the law of the state of the registrant's domicile may be omitted from the company's proxy materials.
Rule 14a-8(c)(2) provides that proposals which, if implemented, would require the registrant to violate any state law or federal law of the United States may be omitted from the company's proxy material. [FN3]

FN3 The fact that the Proposal is drafted in precatory rather than mandatory terms should not be dispositive: any attempt to cause the Board of Directors to take specific action on any matter committed to their judgment by statute, articles of incorporation and bylaws is not the function of shareholders of a Kansas corporation and is not the proper subject of a shareholder vote, regardless of whether the vote is on a proposal cast as a directive or a recommendation. In either event, the intent is to cause the Board of Directors to take specific action in furtherance of alleged shareholder interests without regard to their independent judgment, the interests of the corporation and the interests of insurance policyholders of American Investors.

While shareholders may elect directors and communicate with directors concerning matters of Company policy and direction, such action is fundamentally different from adopting a resolution which establishes an official corporate policy to sell or merge the Company. The Proposal is intended to have, and would have, practical consequences regardless of precatory phrasing because of the official nature of the Proponent's resolution and the likelihood that, if implemented, it would create an impermissible benchmark or litmus test for evaluating the future conduct of each member of the Board of Directors. Since the Proposal seeks to interfere with the Board's responsibility to control the business and affairs of the Company in the best interests of the corporation, shareholders and insurance policyholders of American Investors, such action is not within the authority of the shareholders as a corporate body. Moreover, the Company believes that implementation of the Proposal--as it is plainly intended to formally usurp the Board's management prerogatives and elevate shareholder interests over other interests the Board is charged to protect--would violate the civil law of Kansas.

***12** As supported in the attached opinion of Kansas counsel, since the decision to pursue sale or merger negotiations directly involves the Company's business affairs, shareholders do not possess the power at an annual meeting to interfere--by resolution or otherwise--with the exercise of discretion by the

Board of Directors in connection with such matters. [FN4]

FN4 Responsibility for managing all the business and affairs of the Company has been expressly vested in the Company's Board of Directors. See Kan.Stat.Ann. s 17-6301(a) (1988) ("The business and affairs of every corporation shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this act or in the articles of incorporation"); Amended and Restated Articles of Incorporation of **AmVestors Financial Corporation**, s Seventh at P 1.(a) ("The property, affairs and business of the corporation shall be managed by a Board of Directors"); By- Laws of **AmVestors Financial Corporation**, Article V at s 1 ("The management of all the affairs, property and business of the corporation shall be vested in a Board of Directors"). Under principles of corporate governance, the power of shareholders to initiate changes in Company policy or business affairs is, therefore, necessarily limited in the first instance to the election of directors and amendment of the articles of incorporation, neither of which is involved in the Proposal.

Because any proposed sale or merger of the Company impacts the continued existence and identity of the corporation, these transactions must originate from the Board of Directors. In fact, Kansas law imposes a non-delegable duty upon the Board of Directors to initially recommend a sale of the company or approve a merger agreement before submitting such proposals to the shareholders for review and action. See Kan.Stat.Ann. s 17-6801(a) (1988) (sales of all or substantially all corporate assets); Kan.Stat.Ann. ss 17-6701(b) and (c) (1988) (mergers between domestic and foreign corporations); J. Logan, A. Martin, D. Ray, 2 Kansas Corporation Law & Practice s 7.36 at 7-31-7-32; s 8.32 at 8-36-8-37 and s 8.04 at 8-11 (3d ed. 1988). Although the shareholders are empowered to approve or disapprove sale and merger transactions when authorized by the Board of Directors, the initial authority to propose such a transaction and final authority to consummate or abort an approved transaction remains exclusively with the Board. [FN5]

FN5 In addition to the responsibility for proposing sale and merger transactions in the first instance, the Board of Directors is given discretionary authority to abandon such proposed transactions even after approval by the shareholders. See Kan.Stat.Ann. s 17-6801(b) ("Notwithstanding authorization or consent to a proposed sale ... of a corporation's property and assets pursuant to subsection (a), the board of directors may abandon such proposed sale ... without further action by the stockholders"); Kan.Stat.Ann. s 17-6701(d) ("Any agreement of merger ... may contain a provision that ... the agreement may be terminated by the board of directors of any constituent corporation notwithstanding approval of the agreement by the stockholders of all or any of the constituent corporations"); Kan.Stat.Ann. s 17-6702(c) (incorporating provisions of Section 17-6701 with respect to adoption and approval of merger agreements between domestic and foreign corporations).

***13** Because the Board's duty to initially recommend a sale of the company or approve a merger is non-delegable, the Board, in managing the Company, cannot be obligated to initiate discussions with possible purchasers; rather, it may do so only if, in the independent judgment of the directors, that course is in the

best interest of the Company.

Moreover, when exercising its independent judgment in connection with the Company's business affairs, the Board of Directors owes a strict fiduciary obligation "to act in the best interest of the corporation and the stockholders." Sampson v. Hunt, 233 Kan. at 584 [emphasis added]. Accord Newton v. Hornblower, 224 Kan. 506, Syl. P 8, 582 P.2d 1136 (1978). Proponent understands that the Company's "flagship" is American Investors Life Insurance Company. The Board of Directors has the responsibility of also acting in the best interests of the insurance policyholders of American Investors. While these obligations prohibit the Board of Directors from elevating the interests of shareholders over the interests of the corporation and American Investors' policyholders, the Proposal seeks to do just that by requesting the Board to take action which the Proponent asserts will "accomplish maximum shareholder value ... NOW." (Emphasis added.) The Proposal, therefore, would place the Board of Directors in an untenable position regarding a matter which is not even within the power of the shareholders to propose at an annual meeting.

* *

By copy of this letter, the Proponent is being notified that the Company intends to omit the Proposal from its proxy materials for the reasons set forth herein, and, with respect to the omission of the Proposal pursuant to subsections (c)(1) and (c)(2) of Rule 14a-8, as more fully discussed in the enclosed opinion of counsel.

Based upon such reasons, the Company requests that the Division of Corporate Finance concur with our conclusion and confirm that it will not recommend any enforcement action if the Company omits the proposal from its proxy materials for the 1992 annual meeting of shareholders.

We would appreciate it if you would communicate by telephone at your earliest convenience with Terence P. Quinn, Esq., (202)429-8167, or Faye D. Levin, Esq., (202)429-8135, at the law firm of Steptoe & Johnson, 1330 Connecticut Avenue, N.W., Washington, D.C. 20036, in the event you need further information or if you disagree with any part of our position.

Sincerely,

Ralph W. Laster, Jr.
Chairman and Chief Executive Officer
AMVESTORS FINANCIAL CORPORATION
415 S.W. Eighth Ave
P.O. Box 2039
Topeka, KS 66601-203
(913)232-6945

ENCLOSURE

December 20, 1991

AmVestors Financial Corporation
415 SW Eighth Avenue
P.O. Box 2039
Topeka, KS 66601-2039

Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, I, T.M. Murrell, the beneficial owner of 470,246 shares of common stock of **AmVestors Financial Corporation**, plan to introduce the following resolution at the 1992 annual meeting of **AmVestors Financial Corporation** (the "Company"):

***14** "RESOLVED, that the shareholders of the Company assembled in person and by proxy hereby request the Board of Directors to take all such action as may be necessary to maximize the value of shareholdings in the Company by contacting and negotiating with potential buyers for a sale or merger of the Company."

Pursuant to Rule 14a-8(b)(1), we hereby request that the following supporting statement be included in the corporation's proxy statement and form of proxy relating to the 1992 annual meeting of the Company:

"REASONS: I believe the Company faces a variety of challenges in the 1990s which are of the utmost importance in realizing and continuing the stability and successes of the past. At the time I relinquished my position as president and chairman in 1987 due to health reasons, I felt that the stability of the Company was financially strong and the successes numerous. The flagship, American Investors Life Insurance Company, had changed its business dramatically in 1984. Under my leadership, the focus shifted from writing ordinary life insurance to selling single premium deferred annuities. Although the transition was difficult, it was successful. Some $60 million in new money was added to the capital base of American Investors in the three (3) years 1986 through 1988, when there was financial and marketing planning and when a billion dollars was added to the assets. As many of you shareholders know, stock dividends were paid for seven (7) consecutive years (1982 through 1989). The cash dividend that had been paid quarterly for 17 consecutive years, was increased during these years before being discontinued in 1990.

There has not been any new capital contributed to American Investors for the last three (3) years, even though the liabilities have nearly doubled to some $1.8 billion. In my estimation, the challenges of the future require capital resources that the Company simply does not have available to it in its present posture.

It is therefore clear to me, that the option of the sale of the Company or a transaction with an appropriate merger partner is the most rational and feasible option. Stockholder equity has declined from $47,213,000 in 1987 to $21,295,000, even though the liabilities have nearly doubled. Market capitalization has fallen from $125 million to $30 million, and the debt increased over three-fold from $10 million in 1986 to $35 million in 1991.

The window of opportunity to accomplish maximum shareholder value is upon us NOW. If you agree with this proposal, please mark your proxy for this resolution."

I am the beneficial owner of at least 1% of the shares of common stock entitled to vote at the 1992 annual meeting of the Company based on 15,353,144 shares outstanding as of September 30, 1991, have held such securities for at least one (1) year, and intend to continue to own such shares through the date on which the meeting is held.

Thank you for your attention to this matter.

***15** Sincerely,

T.M. Murrell

ENCLOSURE

January 31, 1992

AmVestors Financial Corporation
415 S.W. 8th Avenue
Topeka, Ks. 66603
RE: Shareholder Proposal of T.M. Murrell

Dear Sirs:

By letter dated December 20, 1991, T.M. Murrell, a shareholder of **AmVestors Financial Corporation**, a Kansas corporation ["AmVestors" or "the Company"], has requested the inclusion of a shareholder proposal and supporting statement ["the Proposal"] in the proxy materials being prepared in connection with the Company's 1992 annual meeting of shareholders. The Proposal is a shareholder resolution which seeks to "request the Board of Directors to take all such action as may be necessary to maximize the value of shareholdings in the Company by contacting and negotiating with potential buyers for a sale or merger of the Company," and a statement which endeavors to justify such action and obtain proxy support. You have requested our opinion regarding whether Mr. Murrell's proposal is a proper subject for action by shareholders under Kansas law and whether implementation of the Proposal would violate state law.

In formulating a response to your request, we have reviewed the Proposal, the Company's restated articles of incorporation and bylaws, the Kansas General Corporation Code and pertinent case law. For the reasons articulated below, it is our opinion that, under the laws of the State of Kansas, the Proposal is not a proper subject for action by shareholders at the Company's 1992 annual meeting and that implementation of the Proposal would be unlawful.

Annual meetings of shareholders must be held "for the election of directors" and conducting "other proper business." See Kan.Stat.Ann. s 17- 6501(b) (1988) and Kansas Comment to Section 17-6501. The Company Bylaws specifically provide that at such meetings, "directors shall be elected, reports of the affairs of the corporation shall be considered, and any other business may be transacted which is within the power of the stockholders." Bylaws of **AmVestors Financial Corporation**, Article IV, Section 2. However, the right to vote at a shareholders' meeting does not embrace any issue which involves "the management and control of the business affairs of the corporation," since control of such matters is not the function of the shareholders; rather, it is the responsibility of directors elected by the shareholders. Cf. Geiman-Herthel Furniture Co. v. Geiman, 160 Kan. 346, 352, 161 P.2d 504 (1945); see also Sampson v. Hunt, 233 Kan. 572, 584-585, 665 P.2d 743 (1983) ["The directors have the power to control and direct the affairs of the corporation" and, absent fraud, Kansas courts "generally will not interfere on behalf of a dissatisfied stockholder with the discretion of the directors on questions of corporate management, policy or business."] Since the decision to pursue sale or merger negotiations directly involves the Company's business affairs, in our judgment, shareholders do not possess the power at an annual meeting to interfere--by resolution or otherwise--with the exercise of discretion by the Board of

Directors in connection with such matters. [FNa1]

FNa1. Responsibility for managing all the business and affairs of AmVestors has been expressly vested in the Company's Board of Directors. See Kan.Stat.Ann. s 17-6301(a) (1988) ["The business and affairs of every corporation shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this act or in the articles of incorporation."]; Amended and Restated Articles of Incorporation of **AmVestors Financial Corporation**, s Seventh at P 1.(a) ["The property, affairs and business of the corporation shall be managed by a Board of Directors"]; By- Laws of **AmVestors Financial Corporation**, Article V at s 1 ["The management of all the affairs, property and business of the corporation shall be vested in a Board of Directors"]. Under principles of corporate governance, the power of shareholders to initiate changes in Company policy or business affairs is, therefore, necessarily limited in the first instance to the election of directors and amendment of the articles of incorporation, neither of which is involved in Mr. Murrell's proposal.

***16** This is especially true with respect to any proposed sale or merger of the Company since these transactions implicate the continued existence and identity of the corporation, and must originate from the Board of Directors. Kansas law accordingly imposes a non-delegable duty upon the Board of Directors to initially recommend a sale of the company or approve a merger agreement before submitting such proposals to the shareholders for review and action. See Kan.Stat.Ann. s 17-6801(a) (1988) [sales of all or substantially all corporate assets]; Kan.Stat.Ann. ss 17-6701(b) and (c) (1988) [mergers between domestic corporations]; Kan.Stat.Ann. ss 17-6702(b) and (c) (1988) [mergers between domestic and foreign corporations]; J. Logan, A. Martin, D. Ray, 2 Kansas Corporation Law & Practice s 7.36 at 7-31--7-32; s 8.32 at 8- 36--8-37 and s 8.04 at 8-11 (3d ed. 1988). Although the shareholders are empowered to approve or disapprove sale and merger transactions when authorized by the Board of Directors, it is important to recognize that initial authority to propose such a transaction and final authority to consummate or abort an approved transaction remains exclusively with the Board. [FNaa1]

FNaa1. In addition to the responsibility for proposing sale and merger transactions in the first instance, the Board of Directors is given discretionary authority to abandon such proposed transactions even after approval by the shareholders. See Kan.Stat.Ann. s 17-6801(b) ["Notwithstanding authorization or consent to a proposed sale ... of a corporation's property and assets pursuant to subsection (a), the board of directors may abandon such proposed sale ... without further action by the stockholders"]; Kan.Stat.Ann. s 17-6701(d) ["Any agreement of merger ... may contain a provision that ... the agreement may be terminated by the board of directors of any constituent corporation notwithstanding approval of the agreement by the stockholders of all or any of the constituent corporations."]; Kan.Stat.Ann. s 17-6702(c) [incorporating provisions of Section 17-6701 with respect to adoption and approval of merger agreements between domestic and foreign corporations].

When exercising its independent judgment in connection with the Company's business affairs, the Board of Directors owes a strict fiduciary obligation "to

act in the best interest of the corporation and the stockholders." Sampson v. Hunt, 233 Kan. at 584 [emphasis added]. Accord Newton v. Hornblower, 224 Kan. 506, Syl. P 8, 582 P.2d 1136 (1978). Since Mr. Murrell acknowledges that the Company's "flagship" is American Investors Life Insurance Company, a wholly-owned subsidiary ["AILIC"], the Board of Directors has the responsibility of also acting in the best interests of the insurance policyholders of AILIC. While these obligations prohibit the Board of Directors from elevating the interests of shareholders over the interests of the corporation and AILIC's policyholders, the Proposal seeks to do just that by requesting the Board to take action which Mr. Murrell asserts will "accomplish maximum shareholder value ... NOW." [Emphasis added]. The Proposal, therefore, would place the 'Board of Directors in an untenable position regarding a matter which is not even within the power of the shareholders to propose at an annual meeting.

***17** It matters not that the Proposal is drafted in precatory rather than mandatory terms. In our view, any attempt to cause the Board of Directors to take specific action on any matter committed to their judgment by statute, articles of incorporation and bylaws is not the function of shareholders of a Kansas corporation and is not the proper subject of a shareholder vote, regardless of whether the vote is on a proposal cast as a directive or a recommendation. In either event, the intent is to cause the Board of Directors to take specific action in furtherance of alleged shareholder interests without regard to their independent judgment, the interests of the corporation and the interests of AILIC's insurance policyholders.

While shareholders may elect directors and communicate with directors concerning matters of Company policy and direction, such action is fundamentally different from adopting a resolution which establishes an official corporate policy to sell or merge the Company. The Proposal is intended to have, and would have, practical consequences regardless of precatory phrasing because of the official nature of Mr. Murrell's resolution and the likelihood that, if implemented, it would create an impermissible benchmark or litmus test for evaluating the future conduct of each member of the Board of Directors. Since the Proposal seeks to interfere with the Board's responsibility to control the business and affairs of the Company in the best interests of the corporation, shareholders and insurance policyholders of AILIC, such action is not within the authority of the shareholders as a corporate body. Moreover, we believe that implementation of the Proposal--as it is plainly intended to formally usurp the Board's management prerogatives and elevate shareholder interests over other interests the Board is charged to protect--would violate the civil law of Kansas.

If you have any questions or require further information regarding this matter, please advise at your earliest convenience.

Very truly yours,
John C. Frieden

LETTER TO SEC

March 13, 1992

John C. Brousseau, Esq.

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: **AmVestors Financial Corporation**
Stockholder Proposal Submitted by T.M. Murrell

Dear Sir:

We are counsel for T.M. Murrell (the "Proponent") and are writing in response to the letter dated February 4, 1992, by **AmVestors Financial Corporation** (the "Company") requesting a statement of the Staff's position on the exclusion of Mr. Murrell's proposal (the "Proposal") from the Company's proxy solicitation materials. The purpose of this letter is to respond to the Company's letter.

The Company cites as the bases for the Company's position to omit the proposal from the Company's proxy statement: Rule 14A-8(c)(1), (2), (3), (4), (8), and (10).

Based on our review of the Company's letter, the attached letter of its counsel, and the rulings and interpretations of the Staff, we are of the opinion that the Proposal is in accordance with Rule 14(a)-8 and that the Company must include the Proposal in its proxy statement. However, as reflected below, the Proponent is willing in the interest of accommodation to make certain language changes to its proposal to address some of the concerns raised by the Company.

***18** For convenience, we will respond to the points raised in the Company's letter in the order in which they are presented.

I. The Proposal does not relate to the redress of a personal claim or grievance subject to exclusion under Rule 14(a)-8(c)(4).

At pages 3 through 7 of its letter, the Company gives a very one-sided and inaccurate description of certain prior transactions and disputes between the Proponent and the Company. Before addressing the proffered legal arguments for exclusion of the Proposal, we would correct some of the mis-statements in the Company's letter.

Although there have been several lawsuits between Proponent and the Company, all outstanding personal disputes with the Company were settled by Proponent on May 18, 1991. Proponent was happy with the settlement in that it paid him everything that he wanted, and in addition provided for a very significant payment for attorneys fees.

Following the settlement, Proponent sent a letter to each director of the Company and its subsidiaries. (See letter dated May 21, 1991, attached hereto as Exhibit "A.") Proponent's letter was very positive and reflective of the fact that he had put all personal disputes and grievances with the Company behind him and was looking forward to great opportunities for the Company. As pointed out in the letter, one way of expressing Proponent's satisfaction with the resolution of all claims was his agreement to accept a grant of options of Company stock as part of the settlement agreement. Proponent acknowledged the change in his role from an employee and director to the sole role of individual stockholder. Since the time of the settlement agreement, Proponent's only concern as it relates to the Company is that of seeing that the stockholder

value is optimized.

The shareholder proposal is not submitted as a continuation of a personal claim or grievance because Proponent simply does not have any personal claim or grievance with the Company.

Subsequently, Proponent did send several letters to the Company and/or its directors inquiring into certain matters for the purpose of advising himself, in his capacity as a shareholder, regarding his investment. Proponent inquired into areas as to the amount of annuity surrenders, surrender charges collected, the reason that the Company had been downgraded by A.M. Best, and other general questions which were posed to enable Proponent to evaluate the financial standing of the Company. Proponent also inquired into the stock purchase program of one of the subsidiaries of the Company whereby 446,000 shares of the Company stock were purchased in a down market the first six weeks of 1990. The letters are available for inspection by the Staff upon request.

The letters contained valid inquiries by the single largest individual shareholder and were not made in an attempt to raise another dispute with the Company. Unfortunately, Proponent's questions went unanswered, and he was forced to request to inspect the corporate documents pursuant to Kansas Statutes Annotated 17-6510 so as to advise himself as a shareholder. This statute (modeled after Delaware) specifically authorizes a shareholder in Kansas to inspect and copy company documents, including the stockholders list. Instead of complying with the statute, the Company filed a declaratory action in the District Court of Shawnee County, Kansas, which is presently pending. Counsel for the Company indicated to the counsel for Proponent, prior to the request for inspection of records being made, that Proponent obviously had a right to the documents but that they intended to force him into court to make him specifically set forth his purpose. This was done to delay and harass the Proponent.

***19** The Company indicates that Proponent has somehow attempted to pull the Commissioner of Insurance for the State of Kansas into a non-existent personal dispute. Actually, the Commissioner of Insurance filed a motion to intervene in the pending District Court action because of representations made by the Company to the Insurance Department as to the intentions of Proponent. Once the Department became aware of the true intentions of the Proponent, it requested that the court not rule on its motion to intervene but instead leave it pending.

The purpose of the exclusion under Rule 14a-8(c)(4) is to "insure that the security holder proposal process would not be abused by Proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (8/16/93). The Proposal, which requests the Board of Directors to consider the potential of a possible sale or merger of the Company in an effort to maximize shareholder values, is cast in general terms and on its face would affect all shareholders of the Company equally.

The Company has not demonstrated that the Proposal would affect or afford the Proponent a personal benefit not common to other shareholders.

The fact that the Proponent has in the past had disputes with current management does not disqualify him automatically from submitting proposals. See, for example, Bancroft Convertible Fund, Inc. (11/8/90) (prior suit by proponent to obtain access to corporate records was not a "personal grievance"

disqualifying proposal to liquidate registrant); The Manitowoc Company (7/19/90) (rejected repurchase offer by shareholder unrelated to subsequent proposal regarding redemption of rights agreement for purposes of Rule 14a- 8(c)(4)). In each of these cases, the fact that the individual shareholder making the proposal had been involved in disputes with management of the issuer was not deemed significant by the Staff, absent a showing of some special benefit accruing to the proponent by virtue of the resolution.

Here the Proponent would derive no special benefit from the Proposal. The Company does make a throwaway argument that, due to the Proponent's health and age, the sale of the Company might benefit him for estate planning purposes. The Staff has rejected similar arguments in the past. Synalloy Corporation (3/22/90). The notion that the size of the Proponent's stock holding confers some special advantage to him, disqualifying the proposal, is nonsense.

Proponent does indeed suffer from a terminal illness, and that is why he voluntarily stepped aside in 1988. However, he has had the illness for six years now, and the Company's assertion that he must hurriedly dispose of his stock is simply without a factual basis.

II. The Proposal does not relate to election to office and so may not be excluded under Rule 14a-8(c)(8).

The Company makes the argument that the Proposal should be omitted under Rule 14a-8(c)(8) because the Proponent has also indicated his intention to nominate a director for one seat on the Board and possibly solicit proxies in his nominee's favor. Contrary to the assertions made at page 10 of its letter, there is no basis for the Company's argument that the existence of a proxy solicitation for the election of directors disqualifies a pro-ponent automatically from submitting a proposal for inclusion the Company proxy materials.

***20** In Weldotron Corporation (5/23/91), the registrant made the identical argument, claiming that the proposal to consider a sale of the Company had been submitted as a bargaining tool by the proponent in its ongoing negotiations with the Company to obtain representation on the Company's board of directors. The registrant cited the Richton International Corp. letter cited by the Company in its no-action letter request.

The Staff rejected this argument out of hand, finding there was no showing by the registrant of how the proposal would impact the election of directors. Here the Proposal on its face has no bearing on election to office, and Company has made no argument showing such a relation but contended only that the Proponent's intention to solicit election proxies is an automatic disqualification. The Staff has repeatedly rejected any such interpretation of Rule 14a-8(c)(10). See Schafer Value Trust, Inc. (1/30/90) and UAL Corporation (2/23/90).

III. The Proposal and supporting statement do not violate Rule 14a-8(c)(3), and Proponent is willing to cure any ambiguity as the Staff may direct.

At pages 11-14 of its letter, the Company attempts to attack various factual statements and opinions expressed in the Proponent's statement of support for the Proposal.

The Proponent's statement of support does not indicate that the only possibility for maximizing shareholder value is through the sale or merger of

the Company. This is one viable alternative in the opinion of the Proponent, and he has not intended to cover every eventuality. The fact that the Proposal does not address all alternatives, does not make the Proposal false or misleading.

The Proposal sets forth Proponent's opinion and is not a directive. The Proposal is in the form of a recommendation to the Board to explore the potential for a sale or merger.

Although it is true that the Company was financially strong when Proponent was the Chairman, and has suffered financial problems since his departure, the Proposal does not state the Proponent is taking personal credit. It is a fact that the trading price of the Company stock has declined approximately 80% and has languished in the $2 range for three years, notwithstanding the Company's statements about working with investment bankers, capital infusions and capital gains.

The Company argues that the Proponent has submitted isolated financial data but it is a fact that the data is accurate. The Company's assets grew to a billion dollars from 1985 to 1988 and although the investment income alone in the last four years has been almost half a billion dollars, the total assets are only about $1.8 billion. Liabilities are proportionate but the capital base is less than half what it was in 1988.

The Board had delegated investment authority to outside investment managers in 1984 and the investment committee had no investment authority until it was reorganized in 1990, and the Proponent was not appointed to the new committee. The assertion that the Proponent is somehow responsible for junk bond losses in 1989, 1990 and 1991 is irresponsible.

***21** The challenges facing the Company in the 90's are obviously to address the financial reversals that have occurred since 1988.

The Proponent would correct his statement to say that he held the position of Chairman and CEO with the Company and relinquished those positions when Mr. Laster succeeded him in January 1988.

The assertion by the Company that $21 million of the $60 million added to the Company's capital base represents debt is erroneous. However, $10 million of the $60 million was debt, and Proponent will agree to this change. In light of the fact that the Company has conceded that its financial and marketing planning was not successful, the Proponent would suggest that the word "successful" should be added prior to the phrase "financial and marketing planning" in Proponent's letter.

The implication drawn from Proponent's statements regarding financial and marketing planning is far from a blatant misstatement, as stated in the Company's letter, but is rather confirmed by the lack of subsequent success as conceded by the Company. Again, the Company's objections are directed to their own negative inferences and conclusions as opposed to any actual statement by Proponent.

The $4.3 million capital that Mr. Laster refers to is a limited partnership interest, for which the Company exchanged preferred stock convertible into 9.3% of the Company's common stock. The value of this interest is dubious. The $16 million in capital gains are required to be added to American Investors' Mandatory Securities Valuation Reserve and not to capital.

AmVestors issued a press release in December 1991 announcing this $16 million gain but reported only $.60 a share. With 15 million shares outstanding, the

question is raised as to what happened to the other approximate $.40 a share. The capital referred to in the reinsurance transaction is not real money but is known as surplus relief. To the best of Propo-nent's knowledge, there was not $4 million in new money contributed to the capital of American Investors in 1989. If $4 million was added to the capital of American Investors by AmVestors, it was not new equity.

Although the Company has a different opinion concerning the sufficiency of the capital resources, Proponent has obviously set forth his statement as his opinion.

While the Proponent believes the Proposal does not violate the provisions of Rule 14a-9, to the extent that the Staff has any concerns regarding particular statements, the Proponent will amend or delete such language.

The Staff has on numerous occasions permitted submission of the proposal conditioned upon the proponent agreeing to delete or change language in his statement of support. See Rogers Corporation (12/7/89); Lomas & Nettleton Mortgage Investors (8/12/91). In the event the Staff considers any of the statements found in the Proponent's letter to be in possible violation of Rule 14a-9, Proponent is willing to make corrective changes on an expeditious basis.

IV. The Proposal has not been rendered moot for purposes of Rule 14a-8(c)(10).

***22** The Commission has interpreted Rule 14a-8(c)(10) as permitting exclusion of proposals only on those cases where the action requested has been substantially implemented by the issuer. In Exchange Act Release No. 20091, cited previously, the Commission specifically excluded any interpretation of the regulation which would have permitted the omission of precatory proposals on the basis that the board of directors had considered the request in good faith and determined not to act.

Here the Company argues that the proposal is moot because the Company undertook in 1989 certain indefinite surveys designed to seek out possible merger or acquisition partners for the Company. These studies have never been disclosed to the shareholders so that the Proponent cannot directly speak to whether such "studies" address the same issue as covered in the Proposal.

Moreover, the Company has not admittedly undertaken any serious studies since that time. The last study was completed almost three years previously, and cannot form the basis for now excluding the current Proposal on the grounds of mootness.

A review of no action letter requests in this area indicate that the Staff has only been inclined to grant an exclusion on this basis where the Company has already initiated the action requested by the proposal and is currently pursuing it to its end. See Woolworth Corporation (4/11/91).

In this case, the Company's attitude is simply that "management knows best" and has already determined not to take the action recommended by the Proposal. This is precisely the sort of interpretation that was expressly rejected by the Commission in the release previously cited. See also Kiddie Products, Inc. (2/9/89) (Consideration by the registrant of retaining a financial adviser to study ways of maximizing shareholder value did not represent "substantial implementation" of shareholder proposal recommending sale of registrant); Lomas & Nettleton, supra.

V. The Proposal does not require the Company to take action violative of Rule 14-8(c)(1) or 14a-8(c)(2).

The Company's last argument against inclusion of the Proposal is that the Proposal would cause the Company to take action which would violate Kansas law. The alleged violation lies in the fact that the shareholders would be recommending action amounting to a sale of the company, action which the Company claims is reserved to the directors under Kansas law.

There are several fundamental misstatements made by the Company in its argument under this section. First, in the footnote on page 16 of its letter, the Company states that the precatory nature of the proposal is not relevant. This is flatly inconsistent with the position taken by the Staff for over a decade. Shareholder resolutions concerning fundamental corporate action cast in precatory terms are presumptively valid. See Centel Corp. (10/18/90). The staff has on numerous occasions permitted proposals advocating the sale of the registrant to be included if modified as a request by shareholders to the board of directors rather than a mandate or order. See Central Hudson Gas & Electric Corporation (9/18/91) POCI, Inc. (3/13/91); P & F Industries, Inc. (1/23/91).

***23** In Exchange Act Release No. 20091, the Commission recognized that under most state laws, the board of directors was vested with the management of the Company and could not be restricted in the exercise of their duties by shareholder resolution. However, the Commission also stated:

Accordingly, proposals by security holders that mandate or direct the Board to take certain action may constitute an unlawful intrusion on the Board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the Board take certain action would not appear to be contrary to the typical state statutes since such proposals are merely advisory in nature and would not be binding on the Board even if adopted by a majority of the security holders.

The Company's discussion of Kansas law is unenlightening. Kansas law, as reflected in the official notes to the Kansas corporation statutes beginning at K.S.A. 17-6001, is largely the adoption of the Delaware General Corporation Code. As such, it does not contain any peculiar allocations of power or unusual treatments of corporate constituencies. It does not in any way detract from the Board's authority to manage the Company. We note, too, that the Staff has already had occasion to reject the argument that such proposals violate Kansas corporate law. United Telecommunications, Inc. (1/31/91) (Proposal to establish advisory committee not violative of Kansas corporate law if Board not required to delegate any management authority); Centel Corp. (10/18/90) (Proposal cast in precatory terms did not violate Kansas corporate law as infringing authority of directors).

In summary, none of the grounds advanced by the Company can support exclusion of the Proposal from the Company's 1992 proxy materials. Proponent is willing to make such changes that the Staff deems appropriate to eliminate any questions that might arise under Rule 14a-9. If you should have any further questions, please feel free to contact us.

Very truly yours,
John K. Brungardt

LETTER TO SEC

March 25, 1992

John Brousseau, Esq.
The Securities Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: AmVestor's Financial Corporation
File No. 0-15330

Ladies and Gentlemen:

AmVestor's Financial Corporation, a Kansas corporation (the "Company") submits this letter to supplement its letter dated February 4, 1992, in which the Company advised the staff of its intention to omit the proposal of Mr. T.M. Murrell (the "Proponent") from the Company's proxy materials to be distributed in connection with the May 21, 1992 annual meeting of shareholders, and requested that the Division of Corporation Finance confirm that it will not recommend any enforcement action with respect to such omission. A copy of the Company's original letter, which contains a complete copy of the proposal, is attached for your convenience. (Exhibit 1).

***24** In Proponent's response to the Company's letter, dated March 13, 1992, Proponent contends that the Proposal, as drafted, "is cast in general terms and on its face would affect all the shareholders equally," and notes that "the fact that Proponent has in the past had disputes with current management does not disqualify him automatically from submitting proposals."

Proponent's contentions are wide of the mark. The issue is not whether the Proposal is cast in general terms to affect shareholders equally or that Proponent had past disputes with the Company, it is whether the purpose of the Proposal was to redress Proponent's personal claim or grievance. In similar situations, the Division has looked behind the face of the Proposal to the relevant facts. See, for example, Mellon National Corporation (January 27, 1981) (where a proponent, having unsuccessfully challenged the validity of a merger, proposed that shareholders of a wholly-owned subsidiary be allowed to surrender their shares in exchange for shares in the parent corporation on a one-for-two ratio, plus accrued interest from the date of the merger of the subsidiary into another corporation; the Division concurred with the issuer's position that the proposal, which on its face affected all shareholders equally, could be omitted under Rule 14a-8(c)(4)).

In Proponent's effort to downplay the continuing personal nature of his claims and grievances against the Company, as well as his desire to obtain one or more seats on the Board of Directors, he asserts that as of May 18, 1991, the date of the Settlement Agreement (Exhibit 2) "he had put all personal disputes and grievances with the Company behind him."

This statement comes as a surprise to the Company and is not consistent with Proponent's course of conduct following the Settlement Agreement up to and including the present time, as exemplified by the following:

(i) Proponent's concern with the placement of his bronze bust: Pursuant to the Settlement Agreement, the bust and its pedestal were delivered to Proponent.

(Exhibit 2). That resolution, however, was apparently not satisfactory. As recently as February 11, 1992, his counsel advised that Proponent would "cooperate with the Company if, among other things it would place "T.M. Murrell's bust back in the lobby of the [Company's] offices located at 415 S.W. Eighth Street, Topeka, Kansas" (Exhibit 3);

(ii) Proponent's consistent efforts to obtain one or more board seats for his designees. As early as February 1990 Proponent sought advice on how to wage a proxy contest and/or obtain Board seats. (Exhibit 4). More recently, Proponent has sought to obtain corporate records, including shareholder lists. (Exhibit 5). Because of its concern about the propriety of this request under Kansas insurance law the Company filed a petition for a declaratory judgment. (Exhibit 6). Based on his concern that Proponent intended to solicit an unqualified number of proxies, the Kansas Insurance Commissioner has moved to intervene in the Company's declaratory judgement action. (Exhibit 7). Most recently, Proponent's counsel indicated that Proponent would be willing to pledge "complete cooperation to the Company" and agree "to not write memos or letters to directors or management unless specifically requested and ... to send no communications to stockholders or the Insurance Board" in exchange for the appointment of his designee to the Board. (Exhibit 8);

***25** (iii) Proponent's desire to be reinstated as Chairman Emeritus and designated of counsel to the Company's board and the boards of all its subsidiaries. (Exhibits 3 and 8);

(iv) Proponent's apparent change in attitude toward management; from a number of public statements that were complimentary and supportive (See Exhibit 4) to criticizing managements every move--to the Insurance Commissioner (Exhibits 9-14) and to the Boards of Directors of the Company and its subsidiaries. (Exhibits 15-17).

(v) Proponent's apparent willingness to abandon his shareholder proposal in exchange for a "comprehensive settlement." (Exhibit 8).

The fact that Proponent may have crafted a shareholder proposal designed on its face to affect shareholders equally should not in any way justify or ameliorate Proponent's purpose to redress his personal claims and grievances and obtain Board membership, employment and personal benefits for himself and his designees. It is respectfully requested that the Division concur in the Company's request to omit the Proposal on the grounds stated in its February 4, 1992 letter.

If we can be of any further assistance, please do not hesitate to communicate by telephone with Terence P. Quinn, Esq., (202)429-8167, or Faye D. Levin, Esq., (202)429-8135, at the law firm of Steptoe and Johnson, 1330 Connecticut Avenue, N.W., Washington, D.C. 20036.

Sincerely,
Ralph W. Laster, Jr.
Chairman and Chief Executive Officer

SEC LETTER

1934 Act / s -- / Rule 14a-8

March 31, 1992

Publicly Available **March 31, 1992**

Re: **AmVestors Financial Corporation** (the "Company")
Incoming letters dated February 4, and March 25, 1992

The proposal involves a request that the Company's Board of Directors seek "potential buyers for a sale or merger."

There appears to be some basis for your position that the proposal may be excluded pursuant to rule 14a-8(c)(4). That provision allows the omission of a proposal that, inter alia: "relates to the redress of a personal claim or grievance." In your view, the proposal was submitted as part of the continued efforts by the Proponent to pursue his claims against the Company and against its management. This Division will not recommend enforcement action to the Commission if the proposal is excluded from the Company's proxy materials. In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

John C. Brousseau
Special Counsel

Securities and Exchange Commission (S.E.C.)
1992 WL 70046 (S.E.C. No - Action Letter)
END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 27, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated December 9, 2002

The proposal urges the board to solicit shareholder approval for rights plans.

There appears to be some basis for your view that BNSF may exclude the proposal under rule 14a-8(h)(3). We note your representation that BNSF included the proponent's proposal in its proxy statement for its 2002 annual meeting, but that neither the proponent nor his representative appeared to present the proposals at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if BNSF omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to BNSF by the same proponent with respect to any shareholder meetings held during calendar year 2003 and calendar year 2004. In reaching this position, we have not found it necessary to address the alternative bases for omission upon which BNSF relies.

Sincerely,

Alex Shukhman
Attorney-Adviser